As filed with the Securities and Exchange Commission on June 8, 2006
Registration No. 333-134541

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Superior Well Services, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1389	20-2535684
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	1380 Rt. 286 East, Suite #121 Indiana, Pennsylvania 15701 (724) 465-8904 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David E. Wallace
Chief Executive Officer
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Name, address, including zip code, and telephone number,
	including area code, of agent for service)

	Copies to:

T. Mark Kelly Brett E. Braden Vinson & Elkins L.L.P. 2300 First City Tower, 1001 Fannin Houston, Texas 77002 (713) 758-2222	Christopher Kelly Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 8, 2006
4,800,000 Shares
Common Stock

          We are selling 2,000,000 shares of common stock of Superior Well Services, Inc., and the selling stockholders are selling 2,800,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.
      Our common stock is traded on the Nasdaq National Market under the symbol “SWSI.” On June 7, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $29.04 per share of common stock.
       Investing in our common stock involves risk. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total

Price to the public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Superior Well Services, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 720,000 additional shares within 30 days following the date of this prospectus to cover over-allotments.
      Delivery of the shares of common stock will be made on or about                     , 2006.
KeyBanc Capital Markets

A.G. Edwards

RBC Capital Markets

Simmons & Company

INTERNATIONAL

Johnson Rice & Company L.L.C.
The date of this prospectus is                     , 2006

Superior Well Services, Inc.

Service Center Locations, Type of Equipment, and Business Mix

SUPERIOR
WELL SERVICES
Gaylord
Bradford
Indiana
Mercer
Black Lick
Wooster
Buckhannon
Kimball
Norton
Vernal
Farmington
Hominy
Cleveland
Van Buren
Alvarado
Bossier City
Cottondale
Columbia

Legend

- Headquarters: Indiana, PA
- Service Centers
- Planned 2006
- Service Area

Facts

- Founded: 1997
- Nasdaq Ticker: SWSI
- Employees: 747
- www.superiorwells.com
- Service Centers: 15
- Trucks: 425
- 2005 Revenue: $131.7 million

Technical Pumping Services: 381 Trucks

Stimulation Services
270 Trucks

Nitrogen Services
33 Trucks

Cementing Services
78 Trucks

Down-Hole Surveying Services: 44 Trucks

Logging Services
14 Trucks

Perforating Services
30 Trucks

Revenue by Business Line (in millions)

$140.0
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
Down-Hole Surveying Services
Technical Pumping Services
$15.1
$25.5
$34.2
$51.5
$76.0
$131.7
$26.0
$47.7
2000
2001
2002
2003
2004
2005
1Q 2005
1Q 2006

1Q 2006 Revenue by Type of Service

9.8%
21.8%
56.2%
12.2%
Down-Hole Surveying Services
Stimulation Services
Nitrogen Services
Cementing Services

      You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information different than that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. We believe the information contained in this prospectus is accurate and complete as of the date on the front cover of this prospectus. However, our business, financial condition and results of operations may have changed since that date.
      The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us, the selling stockholders and the shares of our common stock offered under this prospectus. The registration statement, including the exhibits, can be read on the Securities and Exchange Commission, or SEC, website or at the SEC office described under the heading “Where You Can Find More Information.”
      Information contained on or accessible through our website does not constitute part of this prospectus.
      This prospectus includes market share and industry data and forecasts that we obtained from internal research, publicly available information and industry publications and surveys. Our internal research and forecasts are based upon management’s understanding of industry conditions, and such information has not been verified by any independent sources. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our position relative to our competitors refer to the most recent available data.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risks discussed in the “Risk Factors” section, the historical financial statements and the notes to those financial statements. This summary does not contain all of the information that investors should consider before investing in our common stock.
      In this prospectus, unless the context otherwise requires, the terms “Superior Well Services,” “Superior,” “we,” “us” and “our” refer to Superior Well Services, Inc. and its wholly owned subsidiaries. Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 720,000 shares of common stock by us, which the underwriters have the option to purchase to cover over-allotments. If you are not familiar with some of the oilfield services industry terms used in this prospectus, please read our Glossary of Oilfield Services Terms included as Appendix A to this prospectus.
Superior Well Services, Inc.
      We are a growing oilfield services company operating in many of the major oil and natural gas producing regions of the United States. We provide a wide range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. We focus on offering technologically advanced equipment and services at competitive prices, which we believe allows us to successfully compete against both major oilfield services companies and smaller, independent service providers. We offer our customers specialized equipment and service solutions that many of our smaller independent competitors currently do not offer. Although our larger competitors, such as Halliburton Company, Schlumberger Limited and BJ Services Company, offer many similar products and services, we believe that the combination of our competitive pricing and our strong emphasis on safety and highly responsive customer service allows us to successfully compete with them. We also believe our ability to provide multiple services allows us to maximize efficiency, reduce lead times and provide cost effective solutions for our customers.
      We identify and pursue opportunities in markets where we can capitalize on our competitive advantages to establish a significant market presence. Since 1997, our operations have expanded from two service centers in the Appalachian region to 15 service centers providing coverage across 37 states, including our six newest service centers in West Virginia, Virginia, Utah, Louisiana, Arkansas and Michigan that we opened in 2005 and the first half of 2006. Our customer base has grown from 89 customers in 1999 to over 600 customers today. The majority of our customers are regional, independent oil and natural gas companies. We serve these customers in key markets in many of the active domestic oil and natural gas producing regions, including the Appalachian, Mid-Continent, Rocky Mountain, Southeast and Southwest regions. Historically, our expansion strategy has been to establish new service centers as our customers expand their operations into new markets. Once we establish a service center in a new market, we seek to expand our operations at that service center by attracting new customers and experienced local personnel. We plan to commence operation of two additional service centers during the third quarter of 2006. The new service center in the Southwest region is located in Alvarado, Texas, and the new service center in the Rocky Mountain region will be located in Farmington, New Mexico. We currently service the Southwest region through some of our service centers in the Southeast and Mid-Continent regions.
      We have increased our revenue from $15.1 million in 2000 to $131.7 million in 2005, with a corresponding increase in EBITDA from $2.8 million to $32.6 million over the same period. Our revenue for the first three months ended March 31, 2006 increased to $47.7 million from $26.0 million for the three months ended March 31, 2005. Our EBITDA for the three months ended March 31, 2006 increased to $13.6 million from $7.0 million for the three months ended March 31, 2005. For a definition of EBITDA, a reconciliation of EBITDA to net income and a discussion of EBITDA as a performance measure, please see “— Summary Historical Financial Data.”
      Our services fall into two primary categories — technical pumping services and down-hole surveying services — which accounted for 90.5% and 9.5% of our total revenue in 2005 and 90.2% and 9.8% of our total revenue for the three months ended March 31, 2006, respectively. Our customers typically require both types of services in their operations. The following is a brief description of the services and equipment we offer:
      Technical Pumping Services. We offer three types of technical pumping services — stimulation, nitrogen and cementing — which accounted for 55.3%, 13.4% and 21.8% of our revenue in 2005 and 56.2%, 12.2% and 21.8% of our revenue for the three months ended March 31, 2006, respectively. As of March 31, 2006, we owned a fleet of 381 commercial vehicles through which we provided our technical pumping services.

•	Stimulation Services. Our fluid-based stimulation services include fracturing and acidizing, which are designed to improve the flow of oil and natural gas from producing zones. Fracturing involves pumping a fluid mixture, often a combination of water, sand and chemicals, at a sufficient pressure to create a fracture in a chosen formation that becomes a pathway for hydrocarbons to flow into the wellbore and increase the well’s productivity. Acidizing entails pumping large volumes of specially formulated acids into a carbonate formation to dissolve limestone and other materials that block the reservoir and eliminate obstacles to the flow of oil and natural gas. Our fluid technology expertise and specialized equipment have enabled us to provide stimulation services with relatively high pressures (8,000 to 10,000 pounds per square inch, or psi) that many of our smaller independent competitors currently do not offer. We currently have 19 stimulation crews of approximately six to 20 employees each and a fleet of 270 vehicles, including 110 high-tech, customized pump trucks, blenders and fracturing stimulation vans, or frac vans, for use in our fluid-based stimulation services.

•	Nitrogen Services. In addition to our fluid-based stimulation services, we use nitrogen, an inert gas, to stimulate wellbores. Our customers use foam-based nitrogen stimulation when the use of fluid-based fracturing or acidizing could result in damage to oil and natural gas producing zones or in low pressure zones where such fluid-based treatments would not be effective. In addition, we use nitrogen to foam cement slurries and to purge and test pipelines, boilers and pressure vessels. We currently have seven nitrogen crews of approximately three to four employees each and a fleet of 21 nitrogen pump trucks and 12 nitrogen transport vehicles.

•	Cementing Services. Our cementing services consist of blending high-grade cement and water with various additives to create a cement slurry. This slurry is pumped through the well casing into the void between the casing and the bore hole. Once the slurry hardens, the cement isolates fluids and gases, which protects the casing from corrosion, holds the well casing in place and controls the well. As a complement to our cementing services, we also sell casing attachments such as baffle plates, centralizers, float shoes, guide shoes, formation packer shoes, rubber plugs and wooden plugs. We currently have 33 cementing crews of approximately three to four employees each and a fleet of 78 cement trucks.
      Down-Hole Surveying Services. We offer two types of down-hole surveying services — logging and perforating. As of March 31, 2006, we owned a fleet of 44 logging and perforating trucks and cranes through which we provided our down-hole surveying services.

•	Logging Services. Our logging services involve the gathering of down-hole information through the use of specialized tools that are lowered into a wellbore from a truck by an armored electro-mechanical cable or wireline. These tools transmit data to our surface computer, which records down-hole information that details various characteristics about the formation or zone to be produced, such as rock type, porosity, permeability and the presence of hydrocarbons. We currently have 11 logging crews of approximately two to three employees each and 14 logging trucks and cranes.

•	Perforating Services. We provide perforating services as the initial step of stimulation by lowering specialized tools and perforating guns into a wellbore by wireline. These specialized tools transmit data to our surface computer to verify the integrity of the cement and position the perforating gun, which fires shaped explosive charges to penetrate the producing zone. Perforating creates a short path between the oil or natural gas reservoir and the wellbore that enables the production of hydrocarbons. In addition, we perform workover services aimed at improving the production rate of existing oil and natural gas wells, including perforating new hydrocarbon bearing zones in a well once a deeper zone or formation has been depleted. We currently have 15 perforating crews of approximately two to four employees each and 30 perforating trucks and cranes.
Our Industry
      We provide products and services primarily to domestic onshore oil and natural gas exploration and production companies for use in the drilling and production of oil and natural gas. The main factor influencing demand for well services in our industry is the level of drilling activity by oil and natural gas companies, which, in turn, depends largely on current and anticipated future crude oil and natural gas prices and production depletion rates. Current market indicators suggest an increasing demand for oil and natural gas coupled with a flat or declining production curve, which we believe should result in the continuation of historically high crude oil and natural gas commodity prices. For example, the Energy Information Administration of the U.S. Department of Energy, or EIA, forecasts that U.S. oil and natural gas consumption will increase at an average annual rate of 1.1% through 2025. The EIA also forecasts that U.S. oil production will decline at an average annual rate of 0.5% and natural gas production will increase at an average annual rate of 0.8%.
      We anticipate that oil and natural gas exploration and production companies will continue to respond to sustained increases in demand by expanding their exploration and drilling activities and increasing capital spending. In recent years, much of this expansion has focused on natural gas. According to Baker Hughes rig count data, the average total rig count in the United States increased 65.7% from 918 in 2000 to 1,521 through the first quarter of 2006, while the average natural gas rig count increased 78.6% from 720 in 2000 to 1,286 through the first quarter of 2006. While the number of rigs drilling for natural gas has increased by more than 240% since 1996, natural gas production has decreased by approximately 3% over the same period of time. This is largely a function of increasing decline rates for natural gas wells in the United States. We believe that a continued increase in U.S. drilling and workover activity will be required for the natural gas industry to help meet the expected increased demand for natural gas in the United States.
Our Business Strategy
      We intend to grow our revenue and profitability by pursuing the following business strategies:

Expand Our Operations and Market Presence. Our growth strategy is to continue to expand our operations by leveraging our solid relationships with existing customers. We intend to continue to establish new service centers as our customers invite us into existing markets and expand their operations into new markets. We further intend to selectively pursue acquisitions of other oilfield services providers that complement our existing operations or allow us to enter new markets. We also expand our operations by hiring qualified personnel in new markets where we can capitalize on our competitive strengths.

Emphasize Our High Value, Single Source Approach. We create value for our customers by developing and offering technologically advanced fluids, equipment and technical pumping and down-hole surveying services comparable to major oilfield services providers, but typically at lower prices than those offered by our larger competitors. We believe our ability to provide multiple services also creates an advantage over our smaller independent competitors by providing customers with a single source for a wide range of oilfield services.

Pursue Customers Requiring Advanced Fluid Technology for Higher Pressure Stimulation. We plan to pursue additional customers whose stimulation services projects require advanced fluid technology at relatively high pressures (8,000 to 10,000 psi). We typically realize increased revenue and higher margins from these high-pressure projects. We currently serve these types of customers in Mississippi and Oklahoma and plan to pursue similar customers in our higher growth markets in East Texas, northern Louisiana and the Rocky Mountain region through our new service centers in Utah and Louisiana.

Maintain Our Streamlined Management Structure. Our management structure is designed to give our field level managers responsibility for the sales and marketing of our equipment and services and our central management team responsibility for strategic and logistical decisions. Our field level managers have significant local knowledge of our numerous operating areas and have developed strong relationships with our customers at the field level. We intend to maintain this streamlined management structure because the majority of our customers’ purchasing decisions are typically made at the field level and are often influenced by the strength of existing relationships. We also believe this structure allows us to be more responsive to customer needs than our larger competitors, which typically have a more layered and complex management structure.

Emphasize Highly Responsive Customer Service. Our emphasis on highly responsive customer service has been an integral part of our growth and success. We locate our service centers near our customers to allow us to handle short lead-time projects. In addition, our experienced employees have the technological expertise to understand our customers’ needs and provide specialized equipment and services packages. We plan to continue to leverage our reputation for highly responsive customer service both to attract new customers and to enhance the solid and long-standing relationships we have with our existing customers.
Our Competitive Strengths
      As a result of the following strengths, we believe we are well positioned to execute our business strategy:

Established Reputation and Solid Customer Base. Based on customer surveys, we believe we have an established reputation for safety and highly responsive customer service. Our customer base has grown from 89 customers in 1999 to over 600 customers today. Our customers include leading exploration and production companies such as Atlas America, Inc., GeoMet Operating Company, El Paso Production Company, Range Resources Corporation, Dominion Exploration & Production Incorporated and Chesapeake Energy Corporation. We believe this growth in our customer base is attributable to our strong safety record and our focus on highly responsive customer service.

Technologically Advanced Fluids, Equipment and Services. We develop and offer technologically advanced fluids, equipment and multiple services to meet our customers’ specialized needs. We believe demand for these fluids, equipment and services will increase as our customers explore unconventional reservoirs that require relatively high stimulation pressures to produce.

Low Cost Operations. We believe we are able to offer technologically advanced fluids, equipment and services at competitive prices due to our streamlined management structure and focus on cost controls. Our fleet of customized multi-purpose trucks and units enables us to service our customers’ wells with fewer trucks and less manpower. We also control costs and quality by assembling in-house a substantial portion of our equipment, including high-tech customized pumping trucks, cementing and stimulating bulk handling trucks, iron trucks and frac vans. Our low cost structure enhances our profitability during up cycles and enables us to better withstand downturns in the oil and natural gas industry.

Broad Geographic Presence. Our 15 service centers enable us to respond rapidly to our customers’ short lead-time projects. Our service centers are strategically located in the Appalachian, Mid-Continent, Rocky Mountain and Southeast regions of the United States and allow us to service customers in markets across 37 states. We plan to open two additional service centers during the third quarter of 2006. Our new service center in the Southwest region will be located in Alvarado, Texas, and our new service center in the Rocky Mountain region will be located in Farmington, New Mexico.

Experienced Management Team with Proven Track Record. Each member of our operating management team has at least 22 years of oilfield services industry experience, primarily with Halliburton Energy Services, Inc. We believe our management team has successfully demonstrated its ability to grow our business both organically and through selective acquisitions and to manage our operations in both favorable and unfavorable market conditions.

Incentivized Management Ownership. Through their significant equity ownership, the interests of our management team are strongly aligned with those of our stockholders. At the closing of this offering, our management team will beneficially own approximately 15.8% of our outstanding common stock. In addition, we have adopted a stock incentive plan through which we may grant our directors and executive officers options exercisable for additional shares of our common stock, restricted stock, performance stock awards or phantom stock awards, if specified performance goals are met.
      There are a number of risks that could mitigate our competitive strengths or limit our ability to successfully implement our business strategies, including, but not limited to, the inability to build or acquire sufficient numbers of pumping, cementing and stimulating trucks and frac vans to conduct our operations, the failure to continue to establish new service centers and expand our operations into new market areas, the inability to obtain adequate equity and debt financing in the future, the inability to control our costs and maintain a competitive pricing structure and the failure to retain our key personnel. In addition, while we may implement our business strategies, the benefits derived from such implementation may be mitigated, in whole or in part, if we suffer from one or more of the risks described in “Risk Factors.”
Our Structure
      Our operations are currently conducted through, and our operating assets are owned by, our two wholly owned operating subsidiaries, Superior Well Services, Ltd. and Bradford Resources, Ltd. Superior Well Services, Inc. was formed on March 2, 2005 as a Delaware corporation to serve as the parent holding company for the operating subsidiaries.
Our Executive Offices and Internet Address
      Our principal executive offices are located at 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701, and our telephone number is (724) 465-8904. We maintain a website at http://www.superiorwells.com. Information contained on or accessible through our website is not part of this prospectus, and you should rely only on information contained in this prospectus when making a decision as to whether or not to invest in our common stock.

The Offering

Common stock offered:

By us	2,000,000 shares. 2,720,000 shares if the underwriters exercise their over-allotment option in full.

By the selling stockholders	2,800,000 shares.

Common stock outstanding after the offering	21,655,567 shares. 22,375,567 shares if the underwriters exercise their over-allotment option in full.

Use of proceeds	Based on an assumed offering price of $29.04 per share, which was the last reported sale price of our common stock on the Nasdaq National Market on June 7, 2006, we expect the net proceeds from the sale of the shares offered by us, after deducting underwriting discounts and commissions and estimated offering expenses, to be approximately $54.4 million. We intend to use our net proceeds from this offering to fund a portion of our expected capital expenditures of approximately $39.0 million for the remainder of 2006 and approximately $86.0 million for 2007. These capital expenditures include:

• establishment of approximately six new service centers, including our new service centers in Alvarado, Texas and Farmington, New Mexico; and

• purchases of additional oilfield service equipment for our new and existing service centers.

We have granted the underwriters an option to purchase up to an additional 720,000 shares within 30 days following the date of this prospectus to cover over-allotments. We will use the net proceeds we receive from any exercise of the underwriters’ over-allotment option to fund an additional portion of our expected capital expenditures for 2006 and 2007.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market symbol	“SWSI”

Summary Historical Financial Data
      The following table sets forth our summary historical consolidated financial data as of the dates and for the periods shown. Prior to completing our initial public offering in August 2005, our operations were conducted by two separate operating partnerships under common control, Superior Well Services, Ltd. and Bradford Resources, Ltd. In connection with our initial public offering, the operations of the two partnerships were combined under a holding company structure with Superior Well Services, Inc. serving as the parent holding company for this structure, which was accounted for as a reorganization of entities under common control. The summary consolidated financial data for the years ended December 31, 2003, 2004 and 2005 presented below are derived from the audited consolidated financial statements of Superior Well Services, Inc. included elsewhere in this prospectus. The summary consolidated financial data for the three-month periods ended March 31, 2005 and 2006 are derived from the unaudited consolidated financial statements included elsewhere in this prospectus. Our results of operations for the three months ended March 31, 2006 are not necessarily indicative of our results of operations for 2006 or any other future period.
      The following information should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31,

			2005		2006
	2003	2004	(Superior Well	2005	(Superior Well
	(Partnerships)	(Partnerships)	Services, Inc.)	(Partnerships)	Services, Inc.)

				(unaudited)	(unaudited)
	(in thousands)
Statements of Income Data:
Revenue	$51,462	$76,041	$131,733	$26,025	$47,687
Cost of revenue	35,581	54,447	90,258	17,380	31,736

Gross profit	15,881	21,594	41,475	8,645	15,951
Selling, general and administrative expenses	7,609	11,339	17,809	3,281	5,526

Operating income	8,272	10,255	23,666	5,364	10,425
Interest expense	78	310	566	159	38
Other (expense) income	20	(148)	193	10	141
Income tax expense	—	—	13,826	—	4,172

Net income	$8,214	$9,797	$9,467	$5,215	$6,356

Pro forma income tax expense (unaudited)(1)	3,528	4,249		2,262

Net income adjusted for pro forma income tax expense (unaudited)	$4,686	$5,548		$2,953

Statements of Cash Flow Data:
Net cash provided by operations	$6,692	$12,899	$17,612	$4,623	$8,510
Net cash used in investing	(10,765)	(19,399)	(40,961)	(6,384)	(14,031)
Net cash provided by financing	4,827	6,751	32,570	1,449	234
Capital expenditures	9,150	19,409	40,790	6,425	14,031
Acquisitions, net of cash acquired	2,125	—	—	—	—
Depreciation and amortization	3,465	5,057	8,698	1,595	2,993

				Three Months Ended
	Year Ended December 31,			March 31,

			2005		2006
	2003	2004	(Superior Well	2005	(Superior Well
	(Partnerships)	(Partnerships)	Services, Inc.)	(Partnerships)	Services, Inc.)

				(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalent	$1,293	$1,544	$10,765	$1,232	$5,478
Property, plant and equipment, net	26,036	40,594	72,691	45,495	83,800
Total assets	37,225	56,682	113,091	64,182	124,472
Long-term debt	80	11,093	1,258	10,640	1,223
Partners’ capital	30,112	33,819	—	39,092	—
Stockholders’ equity	—	—	91,393	—	98,463
Other Financial Data:
EBITDA(2)	$11,757	$15,164	$32,557	$6,969	$13,559

(1)	Prior to completing our initial public offering in August 2005, we were not subject to federal or state income taxes due to our partnership structure. Pro forma income tax expense (unaudited) has been computed at statutory rates to reflect the pro forma effect on net income for periods prior to our holding company restructuring in August 2005.

(2)	We define EBITDA as earnings (net income) before interest expense, income tax expense and depreciation and amortization. This term, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States, or GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities or other income or cash flow statement data prepared in accordance with GAAP.
Non-GAAP Financial Measure
      We believe EBITDA is useful to an equity investor in evaluating our operating performance because:

•	it is widely used by investors in our industry to measure a company’s operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which the assets were acquired; and

•	it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.
      Our management uses EBITDA:

•	as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	to assess compliance with financial ratios and covenants included in our credit facilities;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.

      The following table presents a reconciliation of EBITDA with our net income on a historical basis for each of the periods indicated.

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)	(unaudited)
	(in thousands)
Reconciliation of EBITDA to Net Income:
Net income	$8,214	$9,797	$9,467	$5,215	$6,356
Income tax expense	—	—	13,826	—	4,172
Interest expense	78	310	566	159	38
Depreciation and amortization	3,465	5,057	8,698	1,595	2,993

EBITDA	$11,757	$15,164	$32,557	$6,969	$13,559

RISK FACTORS
      An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before deciding to invest in our common stock. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our common shares. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of our shares could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Our Industry
Our business depends on domestic spending by the oil and natural gas industry, and this spending and our business may be adversely affected by industry conditions that are beyond our control.
      We depend on our customers’ willingness to make operating and capital expenditures to explore, develop and produce oil and natural gas in the United States. Industry conditions are influenced by numerous factors over which we have no control, such as:

•	the supply of and demand for oil and natural gas and related products;

•	domestic and worldwide economic conditions;

•	political instability in oil producing countries;

•	price of foreign imports of oil and natural gas, including liquefied natural gas;

•	substantial lead times on our capital expenditures;

•	weather conditions;

•	technical advances affecting energy consumption;

•	the price and availability of alternative fuels; and

•	merger and divestiture activity among oil and natural gas producers.
      The volatility of the oil and natural gas industry and the consequent impact on exploration and production activity could adversely impact the level of drilling and workover activity by some of our customers. This reduction may cause a decline in the demand for our services or adversely affect the price of our services. In addition, reduced discovery rates of new oil and natural gas reserves in our market areas may have a negative long-term impact on our business, even in an environment of stronger oil and natural gas prices, to the extent existing production is not replaced and the number of producing wells for us to service declines. We cannot predict the future level of demand for our services, future crude oil and natural gas commodity prices or future conditions of the oilfield services industry.
A decline in or substantial volatility of crude oil and natural gas commodity prices could adversely affect the demand for our services.
      The demand for our services is substantially influenced by current and anticipated crude oil and natural gas commodity prices and the related level of drilling activity and general production spending in the areas in which we have operations. Volatility or weakness in crude oil and natural gas commodity prices (or the perception that crude oil and natural gas commodity prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells or lower production spending for existing wells. This, in turn, could result in lower demand for our services as the products and services we provide are, to a substantial extent, deferrable in the event oil and natural gas companies reduce capital expenditures. As a result, we may experience lower utilization of, and may be forced to lower our rates for, our equipment and services. A decline in crude oil and natural gas commodity prices or a reduction in drilling or production activities could materially adversely affect the demand for our services and our results of operations.
      Historical prices for crude oil and natural gas have been extremely volatile and are expected to continue to be volatile. For example, since 1999, oil prices have ranged from as low as approximately $10 per barrel to over $70 per barrel. Producers may reduce expenditures in reaction to declining crude oil and natural gas commodity prices. This has in the past and may in the future adversely affect our business. A prolonged low level of activity in the oil and natural gas industry will adversely affect the demand for our products and services and our financial condition and results of operations.
We may incur substantial indebtedness or issue additional equity securities to execute our growth strategy, which may reduce our profitability and result in significant dilution to our stockholders.
      Our business strategy has included, and will continue to include, growth through the acquisitions of assets and businesses. To the extent we do not generate sufficient cash from operations, we may need to incur substantial indebtedness to finance future acquisitions and capital expenditures and also may issue equity securities to finance such acquisitions and capital expenditures. Any additional debt service requirements may impose a significant burden on our results of operations and financial condition. The issuance of additional equity securities could result in significant dilution to our stockholders.
If we do not manage the potential difficulties associated with rapid expansion successfully, our operating results could be adversely affected.
      We have grown rapidly over the last several years through internal growth and acquisitions of other businesses and assets. We believe our future success depends in part on our ability to manage the rapid growth we have experienced and the demands from increased responsibility on our management personnel. The following factors could present difficulties to us:

•	lack of sufficient experienced management personnel;

•	increased administrative burden; and

•	increased logistical problems common to large, expansive operations.
      If we do not manage these potential difficulties successfully, our operating results could be adversely affected. In addition, we may have difficulties managing the increased costs associated with our growth, which could adversely affect our operating margins. The historical financial information included herein is not necessarily indicative of the results that we would have achieved had we operated under a fully integrated corporate structure or the results that we may realize in the future.
We may not be able to grow successfully through future acquisitions or successfully manage future growth, and we may not be able to effectively integrate the assets and businesses we do acquire.
      Our business strategy includes growth through the acquisitions of assets and other businesses. We may not be able to identify attractive acquisition opportunities or successfully acquire identified targets. In addition, we may not be successful in integrating our acquisitions into our existing operations, which may result in unforeseen operational difficulties or diminished financial performance or require a disproportionate amount of our management’s attention. Even if we are successful in integrating our acquisitions into our existing operations, we may not derive the benefits, such as operational or administrative synergies, that we expected from such acquisitions, which may result in the commitment of our capital resources without the expected returns on such capital. Furthermore, competition for acquisition opportunities may escalate, increasing our cost of making further acquisitions or causing us to refrain from making additional acquisitions. We also must meet certain financial covenants in order to borrow money under our revolving credit facility to fund future acquisitions, and we may be unable to meet such covenants.
In order to execute our growth strategy, we may require additional capital in the future, which may not be available to us.
      Our business is capital intensive, with long lead times required to fabricate our equipment. To the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity financings to execute our growth strategy. Adequate sources of capital funding may not be available when needed or may not be available on favorable terms. If available sources of capital are insufficient at any time in the future, we may be unable to fund maintenance requirements, acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could adversely affect our financial condition and results of operations.

We depend on a relatively small number of customers for a substantial portion of our revenue. The inability of one or more of our customers to meet their obligations or the loss of our business with Atlas America, Inc. or Chesapeake Energy Corp., in particular, may adversely affect our financial results.
      We derive a significant amount of our revenue from a relatively small number of independent oil and natural gas companies. In 2005 and 2004, eight companies accounted for 51% and 55% of our revenue, respectively. Our inability to continue to provide services to these key customers, if not offset by additional sales to other customers, could adversely affect our financial condition and results of operations. Moreover, the revenue we derived from our contracts with Atlas America, Inc. and Chesapeake Energy Corp. constituted approximately 17.6% and 8.6%, respectively, of our total revenue for the year ended December 31, 2005. These companies may not provide the same level of our revenue in the future for a variety of reasons including, their lack of funding, a strategic shift on their part in moving to different geographic areas in which we do not operate or our failure to meet their performance criteria. The loss of all or a significant part of this revenue would adversely affect our financial condition and results of operations.
      This concentration of customers may impact our overall exposure to credit risk in that customers may be similarly affected by changes in economic and industry condition. We do not generally require collateral in support of our trade receivables.
The loss of or interruption in operations of one or more of our key suppliers could have a material adverse effect on our operations.
      Our reliance on outside suppliers for some of the key materials and equipment we use in providing our services involves risks, including limited control over the price, timely delivery and quality of such materials or equipment.
      With the exception of our contract with our largest supplier of nitrogen, we have no written contracts with our suppliers to ensure the continued supply of materials. Historically, we have placed orders with our suppliers for periods of less than one year. Any required changes in our suppliers could cause material delays in our operations and increase our costs. In addition, our suppliers may not be able to meet our future demands as to volume, quality or timeliness. Our inability to obtain timely delivery of key materials or equipment of acceptable quality or any significant increases in prices of materials or equipment could result in material operational delays, increase our operating costs, limit our ability to service our customers’ wells or materially and adversely affect our business and operating results.
Competition within the oilfield services industry may adversely affect our ability to market our services.
      The oilfield services industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. Our larger competitors’ greater resources could allow them to better withstand industry downturns, compete more effectively on the basis of technology and geographic scope and retain skilled personnel. We believe the principal competitive factors in the market areas we serve are price, product and service quality, availability of crews and equipment and technical proficiency. Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than our products and services or expand into service areas where we operate. Competitive pressures or other factors also may result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our results of operations and financial condition. In addition, competition among oilfield services and equipment providers is affected by each provider’s reputation for safety and quality.

We may not be able to keep pace with the continual and rapid technological developments that characterize the market for our services, and our failure to do so may result in our loss of market share.
      The market for our services is characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in equipment functions and performance. As a result, our future success and profitability will be dependent in part upon our ability to:

•	improve our existing services and related equipment;

•	address the increasingly sophisticated needs of our customers; and

•	anticipate changes in technology and industry standards and respond to technological developments on a timely basis.
      If we are not successful in acquiring new equipment or upgrading our existing equipment on a timely and cost-effective basis in response to technological developments or changes in standards in our industry, we could lose market share. In addition, current competitors or new market entrants may develop new technologies, services or standards that could render some of our services or equipment obsolete, which could have a material adverse effect on our operations.
There is potential for excess capacity in our industry.
      Because oil and gas prices and drilling activity have recently been at historically high levels, oilfield service companies have been acquiring additional equipment to meet their customers’ increasing demand for services. If these levels of price and activity do not continue, there is a potential for excess capacity in the oilfield service industry. This could result in an increased competitive environment for oilfield service companies, which could lead to lower prices and demand for our services and could adversely affect our financial condition and results of operations.
Our industry has recently experienced shortages in the availability of qualified field personnel. Any difficulty we experience adding or replacing qualified field personnel could adversely affect our business.
      We may not be able to find enough skilled labor to meet our employment needs, which could limit our growth. There is currently a reduced pool of qualified workers in our industry, particularly in the Rocky Mountain region, due to increased activity in the oilfield services and commercial trucking sectors. Therefore, we may have problems finding enough skilled and unskilled laborers in the future if the demand for our services increases. In that event, it is possible that we will have to raise wage rates to attract and train workers from other fields in order to retain or expand our current work force. If we are not able to increase our service rates sufficiently to compensate for wage rate increases, our financial condition and results of operations may be adversely affected.
      Other factors may also limit our ability to find enough workers to meet our employment needs. Our services are performed by licensed commercial truck drivers and equipment operators who must perform physically demanding work. As a result of our industry volatility and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. We believe that our success is dependent upon our ability to continue to employ, train and retain skilled technical personnel. Our inability to do so would have a material financial condition and results of operations.
The loss of key members of our management or the failure to attract and motivate key personnel could have an adverse effect on our business, financial condition and results of operations.
      We depend to a large extent on the services of some of our executive officers and directors. The loss of the services of David E. Wallace, our Chief Executive Officer, Jacob B. Linaberger, our President, Rhys R. Reese, an Executive Vice President and our Chief Operating Officer, and other key personnel, or the failure to attract and motivate key personnel, could have an adverse effect on our business, financial condition and results of operations. We have entered into employment agreements with Messrs. Wallace, Reese and Linaberger that contain non-compete agreements. Notwithstanding these agreements, we may not be able to retain our executive officers and may not be able to enforce all of the provisions in the employment agreements. We do not maintain key person life insurance on the lives of any of our executive officers or directors. The death or disability of any of our executive officers or directors may adversely affect our operations.
Our operations are subject to inherent risks, some of which are beyond our control, and these risks may not be fully covered under our insurance policies. The occurrence of a significant event that is not covered by insurance could have a material adverse effect on our financial condition and results of operations.
      Our operations are subject to hazards inherent in the oil and natural gas industry, such as, but not limited to, accidents, blowouts, explosions, craterings, fires, oil spills and hazardous materials spills. These conditions can cause:

•	personal injury or loss of life;

•	destruction of property, equipment, the environment and wildlife; and

•	suspension of operations.
      The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our financial condition and results of operations. In addition, claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. Litigation arising from a catastrophic occurrence at a wellsite location where our equipment and services are being used may result in us being named as a defendant in lawsuits asserting large claims. The frequency and severity of such incidents affect our operating costs, insurability and relationships with customers, employees and regulators. Any increase in the frequency or severity of such incidents could affect our ability to obtain projects from oil and natural gas companies.
      We do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. In addition, we are subject to various self-retentions and deductibles under our insurance policies. The occurrence of an event not fully insured against, or the failure of an insurer to meet its insurance obligations, could result in substantial losses. We also may not be able to maintain adequate insurance in the future at rates we consider reasonable, and insurance may not be available to cover any or all of these risks, or, even if available, that it will be adequate or that insurance premiums or other costs will not rise significantly in the future, so as to make such insurance cost prohibitive. In addition, our insurance is subject to coverage limits and some policies exclude coverage for damages resulting from environmental contamination.
We are subject to federal, state and local laws and regulations regarding issues of health, safety and protection of the environment. Under these laws and regulations, we may become liable for penalties arising from non-compliance, property and natural resource damages or costs of performing remediation. Any changes in these laws and regulations could increase our costs of doing business.
      Our operations are subject to federal, state and local laws and regulations relating to protection of natural resources and the environment, health and safety, waste management, and transportation of waste and other substances. Liability under these laws and regulations could result in cancellation of well operations, expenditures for compliance and remediation, and liability for property damages and personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations may include assessment of administrative, civil and criminal penalties, revocation of permits and issuance of corrective action orders. In addition, the oil and natural gas operations of our customers and therefore our operations, particularly in the Rocky Mountain region, are limited by lease stipulations designed to protect various wildlife.
      Our down-hole surveying operations use densitometers containing sealed, low-grade radioactive sources such as Cesium-137 that aid in determining the density of down-hole cement slurries, waters and sands as well as help evaluate the porosity of specified subsurface formations. Our activities involving the use of densitometers are regulated by the U.S. Nuclear Regulatory Commission and specified agencies of applicable agreement states that work cooperatively in implementing the federal regulations. In addition, our down-hole surveying operations involve the use of explosive charges that are regulated by the U.S. Department of

Justice, Bureau of Alcohol, Tobacco, Firearms, and Explosives. Standards implemented by these regulatory agencies require us to obtain licenses or other approvals for the use of such densitometers as well as explosive charges.
      Laws protecting the environment generally have become more stringent over time and are expected to continue to do so, which could lead to material increases in costs for future environmental compliance and remediation. The modification or interpretation of existing laws or regulations, or the adoption of new laws or regulations, could curtail exploratory or developmental drilling for oil and natural gas and could limit our well services opportunities. Some environmental laws and regulations may impose joint and several, strict liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or due to the conduct of, or conditions caused by, prior operators or other third parties. Clean-up costs and other damages arising as a result of environmental laws and regulations, and costs associated with changes in such laws and regulations could be substantial and could have a material adverse effect on our financial condition. Please read “Business — Environmental Regulation” for more information on the environmental laws and government regulations that are applicable to us.
Our internal control over financial reporting may be insufficient to allow us to accurately report our financial results or prevent fraud, which could cause our financial statements to become materially misleading and adversely affect the trading price of our common stock.
      Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. Our independent registered public accounting firm, Schneider Downs & Co., Inc., issued a letter to our Audit Committee in March 2006 in which they identified certain matters that they consider to constitute significant deficiencies in our internal control over financial reporting. A significant deficiency is a control deficiency, or combination of deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with GAAP such that there is a more than remote likelihood that a misstatement of the entity’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. Although Schneider Downs did not require any adjustments to our 2005 audited financial statements, management has taken a number of remedial measures to address several of the issues raised by Schneider Downs. If these measures, together with other remedial measures that management is in the process of implementing, are insufficient to address the issues raised, or if material weaknesses or additional significant deficiencies in our internal control over financial reporting are discovered in the future, we may fail to meet our financial reporting obligations. If we fail to meet these obligations, our financial statements could become materially misleading, which could adversely affect the trading price of our common stock.
Complying with Section 404 of the Sarbanes-Oxley Act of 2002 may strain our financial and management resources.
      If the aggregate market value of our common stock held by non-affiliates is $75 million or more as of June 30, 2006, we will be required under Section 404 of the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the design and operating effectiveness of our internal control over financial reporting with our annual report on Form 10-K for our fiscal year ending December 31, 2006. If our market value as so calculated is less than $75 million on June 30, 2006, we will be required to comply with Section 404 beginning with our annual report for our 2007 fiscal year. We expect to incur material costs and to spend significant management time to comply with Section 404. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our financial condition and results of operations. In addition, we may need to hire additional accounting and financial staff with appropriate experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion.

We are a holding company, with no revenue generating operations of our own. Any restrictions on our subsidiaries’ ability to make distributions to us would materially impact our financial condition or our ability to service our obligations.
      We are a holding company with no business operations, sources of income, indebtedness or assets of our own other than our ownership interests in our subsidiaries. Because all our operations are conducted by our subsidiaries, our cash flow and our ability to repay our debt is dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payment of dividends, distributions, loans or advances by our subsidiaries to us will be subject to restrictions imposed by the current and future debt instruments of our subsidiaries.
      Our subsidiaries are separate and distinct legal entities. Any right that we will have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation or reorganization of any such subsidiary, or to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary’s creditors, including trade creditors and holders of debt issued by that subsidiary.
Our future indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.
      As of March 31, 2006, our total debt on a combined basis was approximately $1.4 million. Our total debt could increase, as we have a total borrowing capacity of $20 million under our revolving credit facility, of which $20 million was available as of March 31, 2006. Our revolving credit facility requires us to maintain certain financial ratios and satisfy certain financial conditions and limits our ability to take various actions, such as incurring additional indebtedness, purchasing assets and merging or consolidating with other entities.
      Our overall level of indebtedness could have important consequences. For example, it could:

•	impair our ability to make investments and obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our indebtedness;

•	limit our ability to borrow funds that may be necessary to operate or expand our business;

•	put us at a competitive disadvantage to competitors that have less debt;

•	increase our vulnerability to interest rate increases; and

•	hinder our ability to adjust to rapidly changing economic and industry conditions.
      Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Description of Our Indebtedness” for a discussion of our revolving credit facility.
Unionization efforts could increase our costs or limit our flexibility.
      Presently, none of our employees work under collective bargaining agreements. Unionization efforts have been made from time to time within our industry, to varying degrees of success. Any such unionization could increase our costs or limit our flexibility.
Severe weather could have a material adverse impact on our business.
      Our business could be materially and adversely affected by severe weather. Repercussions of severe weather conditions may include:

•	curtailment of services;

•	weather-related damage to equipment resulting in suspension of operations;

•	weather-related damage to our facilities;

•	inability to deliver materials to jobsites in accordance with contract schedules; and

•	loss of productivity.

      In addition, oil and natural gas operations of potential customers located in the Appalachian, Mid-Continent and Rocky Mountain regions of the United States can be adversely affected by seasonal weather conditions, primarily in the spring. Many municipalities impose weight restrictions on the paved roads that lead to our jobsites due to the muddy conditions caused by spring thaws. This can limit our access to these jobsites and our ability to service wells in these areas. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs in those regions.
A terrorist attack or armed conflict could harm our business.
      Terrorist activities, anti-terrorist efforts and other armed conflict involving the United States may adversely affect the U.S. and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur or escalate, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to customer’s operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.
Risks Related to this Offering
Future sales of shares of our common stock may adversely affect the market price of our common stock.
      We cannot predict what effect, if any, future sales of shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock. Upon completion of this offering, the selling stockholders will beneficially own approximately 10.2 million shares of our common stock, which will be approximately 47.1% of our outstanding common stock. We and our officers and directors and the selling stockholders are subject to the lock-up agreements described in “Underwriting” for a period of 90 days after the date of this prospectus. Our selling stockholders are parties to a registration rights agreement granting them the right to sell shares pursuant to this registration statement. In addition, in August 2006, the shares issued to stockholders prior to the closing of our initial public offering will be eligible for resale into the public market pursuant to Rule 144 under the Securities Act. Resales of substantial amounts of our common stock into the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. Please read “Shares Eligible for Future Sale.”
      Additionally, we have filed a registration statement with the SEC on Form S-8 providing for the registration of 2,700,000 shares of our common stock issued or reserved for issuance under our 2005 Stock Incentive Plan. Subject to the expiration of lock-ups and any applicable restrictions or conditions contained in our 2005 Stock Incentive Plan, the shares registered under that registration statement on Form S-8 are available for resale immediately in the public market without restriction.
Our management and directors beneficially own, control or have substantial influence over a significant amount of our common stock, giving them a controlling influence over our corporate transactions and other matters. Their interests may conflict with yours, and the concentration of ownership of our common stock by such stockholders limits the influence of public stockholders.
      Upon completion of this offering, our management, directors and their respective affiliates will beneficially own, control or have substantial influence over approximately 47.3% of our outstanding common stock, or approximately 45.8% if the underwriters exercise their over-allotment option in full. If these stockholders voted together as a group, they would have the ability to exert significant influence over our board of directors and its policies. These stockholders would, acting together, be able to control or substantially influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination, which could adversely effect the market price of our common stock.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.
      Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	limitations on the removal of directors;

•	the prohibition of stockholder action by written consent; and

•	limitations on the ability of our stockholders to call special meetings and establish advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.
      Delaware law prohibits us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.
Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.
      We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.
If our stock price fluctuates after this offering, you could lose a significant part of your investment.
      In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. The market price of our common stock is similarly subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	the public’s reaction to our press releases, announcements and our filings with the SEC and those of our competitors;

•	fluctuations in broader stock market prices and volumes, particularly among securities of oil and natural gas service companies;

•	changes in market valuations of similar companies;

•	investor perception of our industry or our prospects;

•	additions or departures of key personnel;

•	commencement of or involvement in litigation;

•	changes in environmental and other governmental regulations;

•	announcements by us or our competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	variations in our quarterly results of operations or cash flows or those of other oil and natural gas service companies;

•	revenue and operating results failing to meet the expectations of securities analysts or investors in a particular quarter;

•	changes in our pricing policies or pricing policies of our competitors;

•	future issuances and sales of our common stock;

•	demand for and trading volume of our common stock;

•	domestic and worldwide supplies and prices of and demand for natural gas and oil; and

•	changes in general conditions in the U.S. economy, financial markets or the oil and natural gas industry.
      The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly. In particular, the market price of our common stock may be influenced by variations in crude oil and natural gas commodity prices, because demand for our services is closely related to the prices of these commodities. This may cause our stock price to fluctuate with these underlying commodity prices, which are highly volatile.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things, the risk factors discussed in this prospectus and other factors, most of which are beyond our control.
      The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect” and similar expressions are intended to identify forward-looking statements. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements.
      Although we believe that the forward-looking statements contained in this prospectus are based upon reasonable assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.
      Important factors that may affect our expectations, estimates or projections include:

•	competition within our industry;

•	the effects of future acquisitions on our business;

•	a decrease in domestic spending by the oil and natural gas exploration and production industry;

•	a decline in or substantial volatility of crude oil and natural gas commodity prices;

•	the loss of one or more significant customers;

•	the loss of or interruption in operations of one or more key suppliers;

•	the incurrence of significant costs and liabilities in the future resulting from our failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment;

•	our access to current or future financing arrangements;

•	our ability to develop and maintain an effective system of internal controls;

•	our ability to replace or add workers at economic rates;

•	general economic and market conditions;

•	environmental and other governmental regulations;

•	the effects of severe weather on our services centers or equipment; and

•	the other factors that we describe in this prospectus under “Risk Factors.”
      Our forward-looking statements speak only as of the date of this prospectus. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      We expect to receive net proceeds from this offering of approximately $54.4 million from our sale of 2,000,000 shares of common stock ($74.3 million if the underwriters’ over-allotment option is fully exercised) after deducting underwriting discounts and commissions and estimated offering expenses. We base this amount on a public offering price of $29.04 per share, the last reported sale price of our common stock on the Nasdaq National Market on June 7, 2006. We will not receive any of the net proceeds from any sale of shares of common stock by any selling stockholders.
      We will use our net proceeds from this offering to fund a portion of our expected capital expenditures of approximately $39.0 million for the remainder of 2006 and approximately $86.0 million for 2007. These capital expenditures include:

•	establishment of approximately six new service centers, including our new service centers in Alvarado, Texas and Farmington, New Mexico; and

•	purchases of additional oilfield service equipment for our new and existing service centers.
      We have granted the underwriters an option to purchase up to an additional 720,000 shares within 30 days following the date of this prospectus to cover over-allotments. We will use the net proceeds that we receive from any exercise of the underwriter’s over-allotment option to fund an additional portion of our expected capital expenditures for 2006 and 2007.
      An increase or decrease in the public offering price by $1.00 per share would cause the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, to increase or decrease by approximately $1.9 million (or approximately $2.6 million assuming full exercise of the underwriters’ over-allotment option). Separately, an increase or decrease in the number of shares of our common stock sold by us in this offering by 10% would cause the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, to increase or decrease by approximately $5.5 million (or approximately $6.3 million assuming full exercise of the underwriters’ over-allotment option). Any additional proceeds would be used to fund an additional portion of our expected capital expenditures for 2006 and 2007. If the net proceeds are reduced, the portion of our expected capital expenditures that will be funded by the net proceeds of this offering would be reduced.
      Pending final use, we may invest our net proceeds from this offering in short-term, investment grade, interest-bearing securities.

CAPITALIZATION
      The following table shows:

•	our actual cash and cash equivalents and capitalization as of March 31, 2006; and

•	our cash and cash equivalents and capitalization as of March 31, 2006, as adjusted to reflect this offering.
      The information was derived from and is qualified by reference to the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The information in this table is unaudited. You should read this information in conjunction with “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	March 31, 2006

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$5,478	$59,916
Total debt, including current portion:
Revolving loan under credit facility	—	—
Other debt	1,392	1,392

Total debt	1,392	1,392

Stockholders’ equity:
Common stock, $.01 par value per share, 70,000,000 shares authorized, 19,655,567 actual shares and 21,655,567 as adjusted shares issued and outstanding; preferred stock, $.01 par value per share, 10,000,000 shares authorized, zero shares issued and outstanding	197	217
Additional paid-in capital	92,655	147,073
Retained earnings	5,611	5,611

Total stockholders’ equity	98,463	152,901

Total capitalization	99,855	154,293

PRICE RANGE OF OUR COMMON STOCK
      Our common stock is traded on the Nasdaq National Market under the symbol “SWSI.” As of June 6, 2006, there were 19,655,567 shares outstanding, held by approximately 30 holders of record. The following table sets forth, for the quarterly periods indicated, the high and low sales prices for our common stock as reported on the Nasdaq National Market during 2005 and 2006. Shares of our common stock were not publicly traded prior to July 29, 2005.

	High	Low

Fiscal Year Ended December 31, 2006
Second Quarter(2)	$40.13	$27.25
First Quarter	$30.41	$22.10
Fiscal Year Ended December 31, 2005
Fourth Quarter	$25.24	$20.35
Third Quarter(1)	$26.63	$16.19

(1)	Covers the period from July 29, 2005 through September 30, 2005.

(2)	Covers the period from April 1, 2006 through June 7, 2006.

DIVIDEND POLICY
      We have not declared or paid any dividends on our common stock, and we do not currently anticipate paying any dividends on our common stock in the foreseeable future. Instead, we currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant.

SELECTED HISTORICAL FINANCIAL DATA
      The following table sets forth our selected historical consolidated financial data as of the dates and for the periods shown. Prior to completing our initial public offering in August 2005, our operations were conducted by two separate operating partnerships under common control, Superior Well Services, Ltd. and Bradford Resources, Ltd. In connection with our initial public offering, the operations of the two partnerships were combined under a holding company structure with Superior Well Services, Inc. serving as the parent holding company for this structure, which was accounted for as a reorganization of entities under common control. The selected consolidated financial data for the year ended December 31, 2001 have been derived from our unaudited financial statements, which are not included in this prospectus. The selected financial data for the year ended December 31, 2002 have been derived from our audited financial statements, which are not included in this prospectus. The selected consolidated financial data for the years ended December 31, 2003, 2004 and 2005 presented below were derived from the audited consolidated financial statements of Superior Well Services, Inc. included elsewhere in this prospectus. The selected consolidated financial data for the three-month periods ended March 31, 2005 and 2006 are derived from the unaudited consolidated financial statements of Superior Well Services, Inc. included elsewhere in this prospectus. Our results of operations for the three months ended March 31, 2006 are not necessarily indicative of our results of operations for 2006 or any other future period.
      The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,

					2005		2006
	2001	2002	2003	2004	(Superior Well	2005	(Superior Well
	(Partnerships)	(Partnerships)	(Partnerships)	(Partnerships)	Services, Inc.)	(Partnerships)	Services, Inc.)

	(unaudited)					(unaudited)	(unaudited)
	(in thousands, except income per share information)
Statements of Income Data:
Revenue	$25,496	$34,246	$51,462	$76,041	$131,733	$26,025	$47,687
Cost of revenue	16,690	23,881	35,581	54,447	90,258	17,380	31,736

Gross profit	8,806	10,365	15,881	21,594	41,475	8,645	15,951
Selling, general and administrative expenses	3,136	4,977	7,609	11,339	17,809	3,281	5,526

Operating income	5,670	5,388	8,272	10,255	23,666	5,364	10,425
Interest expense	5	35	78	310	566	159	38
Other (expense) income	110	(7)	20	(148)	193	10	141
Income tax expense	—	—	—	—	13,826	—	4,172

Net income	$5,775	$5,346	$8,214	$9,797	$9,467	$5,215	$6,356

Pro forma income tax expense (unaudited)(1)	2,310	2,288	3,528	4,249		2,262

Net income adjusted for pro forma income tax expense (unaudited)	$3,465	$3,058	$4,686	$5,548		$2,953

						Three Months Ended
	Year Ended December 31,					March 31,

					2005		2006
	2001	2002	2003	2004	(Superior Well	2005	(Superior Well
	(Partnerships)	(Partnerships)	(Partnerships)	(Partnerships)	Services, Inc.)	(Partnerships)	Services, Inc.)

	(unaudited)					(unaudited)	(unaudited)
	(in thousands, except income per share and average share outstanding information)
Net income per common share(2)
Basic and fully diluted	—	—	—	—	$0.49	—	$0.33
Pro forma basic and fully diluted	$0.18	$0.16	$0.24	$0.29	—	$0.15	—
Average Shares Outstanding Basic and fully diluted	—	—	—	—	19,317	—	19,389
Pro forma basic and fully diluted	19,377	19,377	19,377	19,377	—	19,377	—
Statements of Cash Flow Data:
Net cash provided by operations	$7,319	$9,151	$6,692	$12,899	$17,612	$4,623	$8,510
Net cash used in investing	(3,770)	(10,288)	(10,765)	(19,399)	(40,961)	(6,384)	(14,031)
Net cash provided by financing	(2,016)	—	4,827	6,751	32,570	1,449	234
Capital expenditures	3,799	9,813	9,150	19,409	40,790	6,425	14,031
Acquisitions, net of cash acquired	—	—	2,125	—	—	—	—
Depreciation and amortization	1,786	2,467	3,465	5,057	8,698	1,595	2,993
Balance Sheet Data (at period end):
Cash and cash equivalents	$1,675	$538	$1,293	$1,544	$10,765	$1,232	$5,478
Property, plant and equipment, net	11,960	19,437	26,036	40,594	72,691	45,495	83,800
Total assets	17,907	26,379	37,225	56,682	113,091	64,182	124,472
Long-term debt	86	34	80	11,093	1,258	10,640	1,223
Partners’ capital	15,170	18,837	30,112	33,819	—	39,092	—
Stockholders’ equity	—	—	—	—	91,393	—	98,463
Other Financial Data:
EBITDA(3)	$7,566	$7,848	$11,757	$15,164	$32,557	$6,969	$13,559

(1)	Prior to completing our initial public offering in August 2005, we were not subject to federal or state income taxes due to our partnership structure. Pro forma income tax expense (unaudited) has been computed at statutory rates to reflect the pro forma effect on net income for periods prior to our holding company restructuring.

(2)	Share and per share data have been retroactively restated to reflect our holding company restructuring that occurred immediately prior to the closing of our initial public offering in August 2005.

(3)	We define EBITDA as earnings (net income) before interest expense, income tax expense and depreciation and amortization. This term, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities or other income or cash flow statement data prepared in accordance with GAAP.
Non-GAAP Financial Measure
      We believe EBITDA is useful to an equity investor in evaluating our operating performance because:

•	it is widely used by investors in our industry to measure a company’s operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which the assets were acquired; and

•	it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.

      Our management uses EBITDA:

•	as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	to assess compliance with financial ratios and covenants included in our credit facilities;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.
      The following table presents a reconciliation of EBITDA with our net income on a historical basis for each of the periods indicated.

						Three Months Ended
	Year Ended December 31,					March 31,

					2005		2006
	2001	2002	2003	2004	(Superior Well	2005	(Superior Well
	(Partnerships)	(Partnerships)	(Partnerships)	(Partnerships)	Services, Inc.)	(Partnerships)	Services, Inc.)

	(unaudited)					(unaudited)	(unaudited)
	(in thousands)
Reconciliation of EBITDA to Net Income:
Net income	$5,775	$5,346	$8,214	$9,797	$9,467	$5,215	$6,356
Income tax expense	—	—	—	—	13,826	—	4,172
Interest expense	5	35	78	310	566	159	38
Depreciation and amortization	1,786	2,467	3,465	5,057	8,698	1,595	2,993

EBITDA	$7,566	$7,848	$11,757	$15,164	$32,557	$6,969	$13,559

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis should be read in conjunction with the “Selected Historical Financial Data” and the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, economic and competitive conditions, regulatory changes, capital expenditures and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.
Overview
      We are a growing oilfield service company operating in many of the major oil and natural gas producing regions in the Appalachian, Mid-Continent, Rocky Mountain, Southeast and Southwest regions of the United States. We provide a wide range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. We focus on offering technologically advanced equipment and services at competitive prices, which we believe allows us to successfully compete against both major oilfield services companies and smaller, independent service providers. In August 2005, we completed our initial public offering of 6,460,000 shares of common stock at a price of $13.00 per share.
      We derive our revenue from two primary categories of services — technical pumping services and down-hole surveying services. Substantially all of our customers are domestic oil and natural gas exploration and production companies that typically require both types of services in their operations. Our operating revenue from these operations, and their relative percentages of our total revenue, consisted of the following:

	Year Ended December 31,						Three Months Ended March 31,

	2003		2004		2005		2005		2006

							(unaudited)		(unaudited)
	(in thousands)
Revenue:
Technical pumping services	$46,159	89.7%	$68,160	89.6%	$119,210	90.5%	$23,616	90.7%	$43,019	90.2%
Down-hole surveying services	5,303	10.3	7,881	10.4	12,523	9.5	2,409	9.3	4,668	9.8

Total	$51,462	100.0%	$76,041	100.0%	$131,733	100.0%	$26,025	100.0%	$47,687	100.0%

      The following is a brief description of our services:

Technical Pumping Services
      We offer three types of technical pumping services — stimulation, nitrogen and cementing — which accounted for 55.3%, 13.4% and 21.8% of our revenue for the year ended December 31, 2005 and 56.2%, 12.2% and 21.8% of our revenue for the three months ended March 31, 2006, respectively. Our fluid-based stimulation services include fracturing and acidizing, which are designed to improve the flow of oil and natural gas from producing zones. In addition to our fluid-based stimulation services, we also use nitrogen to stimulate wellbores. Our foam-based nitrogen stimulation services accounted for substantially all of our total nitrogen services revenue in 2005. Our cementing services consist of blending high-grade cement and water with various additives to create a cement slurry that is pumped through the well casing into the void between the casing and the bore hole. Once the slurry hardens, the cement isolates fluids and gases, which protects the casing from corrosion, holds the well casing in place and controls the well.

Down-Hole Surveying Services
      We offer two types of down-hole surveying services — logging and perforating — which collectively accounted for approximately 9.5% and 9.8% of our revenues for year ended December 31, 2005 and for the three months ended March 31, 2006, respectively. Our logging services involve the gathering of down-hole information through the use of specialized tools that are lowered into a wellbore from a truck. An armored electro-mechanical cable, or wireline, is used to transmit data to our surface computer that records various characteristics about the formation or zone to be produced. We provide perforating services as the initial step of stimulation by lowering specialized tools and perforating guns into a wellbore by wireline. The specialized tools transmit data to our surface computer to verify the integrity of the cement and position the perforating gun, which flares shaped explosive charges to penetrate the producing zone to create a short path between the oil or natural gas reservoir and the production tubing to enable the production of hydrocarbons. In addition, we also perform workover services aimed at improving the production rate of existing oil and natural gas wells, including perforating new hydrocarbon bearing zones in a well once a deeper zone or formation has been depleted.

How We Generate Our Revenue
      The majority of our customers are regional, independent oil and natural gas companies. The primary factor influencing demand for our services by those customers is their level of drilling activity, which, in turn, depends primarily on current and anticipated future crude oil and natural gas commodity prices and production depletion rates.
      We generate revenue from our technical pumping services and down-hole surveying services by charging our customers a set-up charge plus an hourly rate based on the type of equipment used. The set-up charges and hourly rates are determined by a competitive bid process and depend upon the type of service to be performed, the equipment and personnel required for the particular job and the market conditions in the region in which the service is performed. Each job is given a base time allotment of six hours. We generally charge an increased hourly rate for each hour worked beyond the initial six hour base time allotment. We also charge customers for the materials, such as stimulation fluids, cement and nitrogen, that we use in each job. Material charges include the cost of the materials plus a markup and are based on the actual quantity of materials used.

How We Evaluate Our Operations
      Our management uses a variety of financial and operational measurements to analyze the performance of our services. These measurements include the following: (1) operating income per operating region; (2) material and labor expenses as a percentage of revenue; (3) selling, general and administrative expenses as a percentage of revenue; and (4) EBITDA.

Operating Income per Operating Region.
      We currently service customers in five operating regions through our 15 service centers. Our Appalachian region service centers are located in Bradford, Black Lick and Mercer, Pennsylvania; Wooster, Ohio; Kimball and Buckhannon, West Virginia; Norton, Virginia; and Gaylord, Michigan. Our Southeast region service centers are located in Cottondale, Alabama; Columbia, Mississippi; and Bossier City, Louisiana. Our Mid-Continent region service centers are located in Hominy and Cleveland, Oklahoma; and Van Buren, Arkansas. Our Rocky Mountain region service center is located in Vernal, Utah and we plan to commence operation of an additional Rocky Mountain region service center in Farmington, New Mexico in the third quarter of 2006. Our Southwest region service center is located in Alvarado, Texas and is expected to commence operations in the third quarter of 2006. We currently service the Southwest region through our Hominy and Cleveland, Oklahoma; Columbia, Mississippi; and Bossier City, Louisiana service centers.
      The operating income generated in each of our operating regions is an important part of our operational analysis. We monitor operating income separately for each of our operating regions and analyze trends to determine our relative performance in each region. Our analysis enables us to more efficiently allocate our equipment and field personnel among our various operating regions and determine if we need to increase our marketing efforts in a particular region. By comparing our operating income on an operating region basis, we can quickly identify market increases or decreases in the diverse geographic areas in which we operate. It has been our experience that when we establish a new service center in a particular operating region, it may take from 12 to 24 months before that service center has a positive impact on the operating income that we generate in the relevant region.

Material and Labor Expenses as a Percentage of Revenue.
      Material and labor expenses are composed primarily of cost of materials, maintenance, fuel and the wages of our field personnel. The cost of these expenses as a percentage of revenue has historically remained relatively stable for our established service centers.
      Our material costs primarily include the cost of inventory consumed while performing our stimulation, nitrogen and cementing services. Increases in our material and fuel costs are frequently passed on to our customers. However, due to the timing of our marketing and bidding cycles, there is generally a delay of several weeks or months from the time that we incur an actual price increase until the time that we can pass on that increase to our customers.
      Our labor costs consist primarily of wages for our field personnel. As a result of recent shortages of qualified supervision personnel and equipment operators, due to increased activity in the oilfield services and commercial trucking sectors, it is possible that we will have to raise wage rates to attract and train workers from other fields in order to maintain or expand our current work force. We believe we will be able to continue to increase service rates to our customers to compensate for wage rate increases.

Selling, General and Administrative Expenses as a Percentage of Revenue.
      Our selling, general and administrative expenses, or SG&A expenses, include fees for management services and administrative, marketing and maintenance employee compensation and related benefits, office and lease expenses, insurance costs and professional fees, as well as other costs and expenses not directly related to field operations. Our management continually evaluates the level of our general and administrative expenses in relation to our revenue because these expenses have a direct impact on our profitability. Our selling, general and administrative expenses have increased as a result of our becoming a public company. For a discussion of the increase in costs associated with our public company status, please read “— Items Impacting Comparability of Our Financial Results — Public Company Expenses.”

EBITDA.
      We define EBITDA as net income before interest expense, income tax expense and depreciation and amortization expense. Our management uses EBITDA:

•	as a measure of operating performance because it assists us in comparing our performance on a consistent basis, since it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	to assess compliance with financial ratios and covenants included in credit facilities;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.

How We Manage Our Operations
      Our management team uses a variety of tools to manage our operations. These tools include monitoring: (1) service crew performance; (2) equipment maintenance performance; (3) inventory turnover rates; (4) customer satisfaction; and (5) safety performance.

Service Crew Performance.
      We monitor our revenue on a per service crew basis to determine the relative performance of each of our crews. We also measure our activity levels by the total number of jobs completed by each of our crews as well as by each of the trucks in our fleet. We evaluate our crew and fleet utilization levels on a monthly basis, with full utilization deemed to be approximately 24 jobs per month for each of our service crews and approximately 30 jobs per month for each of our trucks. By monitoring the relative performance of each of our service crews, we can more efficiently allocate our personnel and equipment to maximize our overall crew utilization.

Equipment Maintenance Performance.
      Preventative maintenance on our equipment is an important factor in our profitability. If our equipment is not maintained properly, our repair costs may increase and, during levels of high activity, our ability to operate efficiently could be significantly diminished due to having trucks and other equipment out of service. Our maintenance crews perform monthly inspections and preventative maintenance on each of our trucks and other mechanical equipment. Our management monitors the performance of our maintenance crews at each of our service centers by monitoring the level of maintenance expenses as a percentage of revenue. A rising level of maintenance expenses as a percentage of revenue at a particular service center can be an early indication that our preventative maintenance schedule is not being followed. In this situation, management can take corrective measures, such as adding additional maintenance personnel to a particular service center to help reduce maintenance expenses as well as ensure that maintenance issues do not interfere with operations.

Inventory Turnover Rates.
      The cost of our material inventory represents a significant portion of our cost of revenue from our technical pumping services. As a result, maintaining an optimum level of inventory at each of our service centers is an important factor in managing our operations and the failure to do so can have a material impact on our profitability. The optimum inventory level at any given service center is primarily a function of the level of activity at that service center. Our management continually monitors the inventory turnover rates at each of our service centers and adjusts the frequency of inventory orders as appropriate in order to maintain the optimum level of inventory in light of the activity level at each service center. Because some items of inventory, particularly frac sand, generally have a long lead time from order to delivery, it is important for our management to identify in advance any trends or events with respect to activity levels that may impact future inventory turnover rates.

Customer Satisfaction.
      Upon completion of each job, we encourage our customers to complete a “pride in performance survey” that gauges their satisfaction level. The customer evaluates the performance of our service crew under various criteria and comments on their overall satisfaction level. Survey results give our management valuable information from which to identify performance issues and trends. Our management also uses the results of these surveys to evaluate our position relative to our competitors in the various markets in which we operate.

Safety Performance.
      Maintaining a strong safety record is a critical component of our operational success. Many of our larger customers have safety history standards we must satisfy before we can perform services for them. We maintain an online safety database that our customers can access to review our historical safety record. Our management also uses this safety database to identify negative trends in operational incidents so that appropriate measures can be taken to maintain a positive safety history.

Our Growth Strategy
      Our growth strategy contemplates engaging in organic expansion opportunities and, to a lesser extent, complementary acquisitions of other oilfield services businesses. Our organic expansion activities generally consist of establishing service centers in new locations, including purchasing related equipment and hiring experienced local personnel. Historically, many of our customers have asked us to expand our operations into new regions that they enter. Once we establish a new service center, we seek to expand our operations by attracting new customers and hiring additional local personnel.

      Our revenues from each operating region, and their relative percentage of our total revenue, consisted of the following:

	Year Ended December 31,						Three Months Ended March 31,

	2003		2004		2005		2005		2006

		Percent of		Percent of		Percent of		Percent of		Percent of
Region	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	(in thousands)
Appalachian	$39,862	77.5%	$48,433	63.7%	$71,695	54.4%	$15,361	59.0%	$24,520	51.4%
Southeast	10,657	20.7	21,099	27.8	34,274	26.0	7,541	29.0	12,389	26.0
Southwest(1)	144	0.2	290	0.3	—	—	—	—	—	—
Mid-Continent	799	1.6	6,219	8.2	21,073	16.0	3,123	12.0	9,664	20.3
Rocky Mountain	—	—	—	—	4,691	3.6	—	—	1,114	2.3

Total	$51,462	100.0%	$76,041	100.0%	$131,733	100.0%	$26,025	100.0%	$47,687	100.0%

(1)	For the first six months of 2003, revenue for our Southwest region was derived from our service center in Seguin, Texas, which we closed in the second quarter of 2003. For the second half of 2003 and subsequent periods, revenue for this region was derived from customers located in the Southwest region and serviced through our service centers in Hominy and Cleveland, Oklahoma and Columbia, Mississippi.
      We also pursue selected acquisitions of complementary businesses both in existing operating regions and in new geographic areas in which we do not currently operate. In analyzing a particular acquisition, we consider the operational, financial and strategic benefits of the transaction. Our analysis includes the location of the business, strategic fit of the business in relation to our business strategy, expertise required to manage the business, capital required to integrate and maintain the business, the strength of the customer relationships associated with the business and the competitive environment of the area where the business is located. From a financial perspective, we analyze the rate of return the business will generate under various scenarios, the comparative market parameters applicable to the business and the cash flow capabilities of the business.
      To successfully execute our growth strategy, we will require access to capital on competitive terms to the extent that we do not generate sufficient cash from operations. We intend to finance future acquisitions primarily by using capacity available under our revolving credit facility and equity or debt offerings or a combination of both. For a more detailed discussion of our capital resources, please read “— Liquidity and Capital Resources.”
Our Results of Operations
      Our results of operations are derived primarily by three interrelated variables: (1) market price for the services we provide; (2) drilling activities of our customers; and (3) cost of materials and labor. To a large extent, the pricing environment for our services will dictate our level of profitability. Our pricing is also dependent upon the prices and market demand for oil and natural gas, which affect the level of demand for, and the pricing of, our services and fluctuates with changes in market and economic condition and other factors. To a lesser extent, seasonality can affect our operations in the Appalachian region and certain parts of the Mid-Continent and Rocky Mountain regions, which may be subject to a brief period of diminished activity during spring thaw due to road restrictions. As our operations have expanded in recent years into new operating regions in warmer climates, this brief period of diminished activity no longer has a significant impact on our overall results of operations.

      Our results of operations from our two primary categories of services consisted of the following:

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)	(unaudited)
	(in thousands)
Statement of Operations Data
Revenue:
Technical pumping services	$46,159	$68,160	$119,210	$23,616	$43,019
Down-hole surveying services	5,303	7,881	12,523	2,409	4,668

Total revenue	51,462	76,041	131,733	26,025	47,687
Expenses:
Cost of revenue	35,581	54,447	90,258	17,380	31,736
Selling, general and administrative	7,609	11,339	17,809	3,281	5,526

Total expenses	43,190	65,786	108,067	20,661	37,262

Operating income	$8,272	$10,255	$23,666	$5,364	$10,425

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Revenue.
      Revenue was $47.7 million for the three months ended March 31, 2006 compared to $26.0 million for the three months ended March 31, 2005, an increase of 83.2%. Approximately $13.3 million of this increase was attributable to an increase in the drilling activity of our customers in our existing locations. The remaining $8.4 million of our increase in revenue was attributable to our establishment of new service centers. Revenue by operating region increased by $9.2 million, $4.9 million, $6.5 million and $1.1 million in the Appalachian, Southeast, Mid-Continent and Rocky Mountain operating regions, respectively.
      Revenue from our technical pumping services increased by approximately 82.2% to $43.0 million for the three months ended March 31, 2006 from $23.6 million for the three months ended March 31, 2005. Approximately $11.0 million of this increase was attributable to an increase in the drilling activity of our existing and new customers in our Appalachian, Southeast and Mid-Continent operating regions. The remaining $8.4 million of this increase was attributable to our establishment of five new service centers. New service centers in Utah, Michigan, West Virginia, Louisiana and Arkansas increased revenues by $1.1 million, $1.7 million, $0.1 million, $4.3 million, and $1.2 million, respectively.
      Revenue from our down-hole surveying services increased approximately 93.8% to $4.7 million for the three months ended March 31, 2006 from $2.4 million for the three months ended March 31, 2005. The increase was attributable to an increase in the drilling activity of our existing and new customers in our Appalachian and Mid-Continent operating regions.

Cost of Revenue.
      Cost of revenue includes the cost of materials, wages of supervisors and equipment operators, fuel, repair parts, travel expenses and depreciation expenses. Cost of revenue increased 82.6% to $31.7 million for the three months ended March 31, 2006 compared to $17.4 million for the three months ended March 31, 2005. Approximately $8.7 million of this increase was attributable to an increase in the drilling activity of our customers in our Appalachian, Southeast and Mid-Continent operating regions. The remaining $5.6 million of our increase in cost of revenue was attributable to our establishment of new service centers. New service centers in Utah, Michigan, West Virginia, Louisiana and Arkansas increased cost of revenues by $1.3 million, $1.1 million, $0.1 million, $2.0 million and $1.1 million, respectively. As a percentage of revenue, cost of revenue decreased to 66.6% for the three months ended March 31, 2006 from 66.8% for the three months ended March 31, 2005. On a percentage of revenue basis, lower labor expenses and material costs were partially offset by higher depreciation expenses. As a percentage of revenue, the portion of labor expenses included as a cost of revenue decreased from 19.4% in the first three months of 2005 to 18.4% in the comparable period of 2006. Aggregate labor expenses increased $3.7 million to $8.2 million in the first three months of 2006. As a percentage of revenue, material costs decreased 0.9% in the first three months of 2006 versus the comparable period of 2005 due to higher revenue activity levels and customer pricing increases implemented in January 2006. Aggregate material costs increased $8.6 million to $19.4 million in the first three months of 2006. Depreciation expense increased to $2.8 million in the first three months of 2006 due to increased capital expenditures.

Selling, General and Administrative Expenses.
      SG&A expenses include the wages and salaries of administrative, sales and maintenance personnel, as well as other general overhead costs not directly related to field operations, such as amortization expense. SG&A expenses were $5.5 million for the three months ended March 31, 2006 compared to $3.3 million for the three months ended March 31, 2005, an increase of 68.4%. The portion of labor expenses included in SG&A expenses increased $1.2 million to $3.0 million in the first three months of 2006. Approximately $0.4 million of the labor expense increases related to the establishment of our new service centers in Utah, Michigan, West Virginia, Louisiana and Arkansas. Labor expenses increased because we hired additional management, sales and administrative personnel to manage the growth in our operations. As a percentage of revenue, the portion of labor expenses included in SG&A expense decreased from 6.9% in the first three months of 2005 to 6.4% in the comparable period of 2006. In addition, professional and office expenses increased $0.6 million to $1.0 million in the first three months of 2006, respectively.

Operating Income.
      Operating income was $10.4 million for the three-month period ended March 31, 2006 compared to $5.4 million for the three-month period ended March 31, 2005, an increase of 94.3%. The primary reason for this increase was the increase in drilling activity by our customers in our Appalachian, Southeast and Mid-Continent operating regions, coupled with the opening of new service centers. This increase in operating income was partially offset by the increases in our cost of revenue and SG&A expenses as described above. Approximately $1.7 million of the operating income were related to the establishment of our new service centers in Utah, Michigan, West Virginia, Louisiana and Arkansas. It has been our experience that when we establish a new service center in a particular operating region, it may take from 12 to 24 months before that service center has a positive impact on the operating income that we generate in the relevant region. EBITDA increased $6.6 million in the three months ended March 31, 2006 to $13.6 million. For a definition of EBITDA, a reconciliation of EBITDA to net income and a discussion of EBITDA as a performance measure, please see “Selected Historical Financial Data — Non-GAAP Financial Measure.” Net income increased $1.1 million to $6.4 million in 2006. Prior to the reorganization, our business was not subject to federal and state corporate income taxes.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue.
      Revenue was $131.7 million for the year ended December 31, 2005 compared to $76.0 million for the year ended December 31, 2004, an increase of 73.2%. Increased activity levels and pricing improvement led to the increases in 2005. Revenue by operating region increased in 2005 by $23.3 million, $13.2 million, $14.6 million and $4.6 million in the Appalachian, Southeast, Mid-Continent and Rocky Mountain operating regions, respectively. Approximately $28.7 million was attributable to new service centers. New service center revenue by operating region increased in 2005 by $1.8 million, $7.7 million, $14.5 million and $4.7 million in the Appalachian, Southeast, Mid-Continent and Rocky Mountain operating regions, respectively. New service centers include: Gaylord, Michigan (Appalachian); Bossier City, Louisiana (Southeast); Columbia, Mississippi (Southeast); Cleveland, Oklahoma (Mid-Continent); Van Buren, Arkansas (Mid-Continent); and Vernal, Utah (Rocky Mountain). Existing service center revenue by operating region increased in 2005 by $21.4 million, $5.3 million and $0.3 million in the Appalachian, Southeast and Mid-Continent operating regions, respectively.
      Revenue from our technical pumping services increased by approximately 74.9% to $119.2 million for the year ended December 31, 2005 from $68.2 million for the year ended December 31, 2004. Approximately

$27.1 million was attributable to new service centers. New service center revenue by operating region increased in 2005 by $1.8 million, $7.6 million, $12.9 million and $4.7 million in the Appalachian, Southeast, Mid-Continent and Rocky Mountain operating regions, respectively. Existing service center revenue by operating region increased in 2005 by $18.5 million, $5.3 million and $0.2 million in the Appalachian, Southeast and Mid-Continent operating regions, respectively.
      Revenue from our down-hole surveying services increased approximately 58.9% to $12.5 million for the year ended December 31, 2005 from $7.9 million for the year ended December 31, 2004. Revenue by operating region increased in 2005 by $2.9 million and $1.6 million in the Appalachian and Mid-Continent operating regions, respectively. The Mid-Continent operating region increase was from new service centers and the Appalachian operating increase was from existing service centers.

Cost of Revenue.
      Cost of revenue increased 65.8% to $90.3 million for the year ended December 31, 2005 compared to $54.4 million for the year ended December 31, 2004. Approximately $20.3 million was attributable to new service centers. New service center cost of revenue by operating region increased in 2005 by $1.8 million, $4.8 million, $10.3 million and $3.4 million in the Appalachian, Southeast, Mid-Continent and Rocky Mountain operating regions, respectively. As a percentage of revenue, cost of revenue decreased to 68.5% for the year ended December 31, 2005 from 71.6% for the year ended December 31, 2004. This percentage decrease was primarily due to a 3.1% drop in labor expenses as a percentage of revenues in 2005 versus 2004. Labor expenses as a percentage of revenues decreased from 20.4% in 2004 to 17.2% in 2005. Aggregate labor expenses increased $7.2 million to $22.7 million in 2005 due to revenue growth.

Selling, General and Administrative Expenses.
      SG&A expenses were $17.8 million for the year ended December 31, 2005 compared to $11.3 million for the year ended December 31, 2004, an increase of 57.1%. We hired additional personnel during 2005 to manage the growth in our operations. As a result of this growth, 2005 expenses for labor, office, transportation, rent and depreciation increased $3.5 million, $0.5 million, $0.4 million, $0.3 million and $0.4 million, respectively. SG&A expense increases related to the new service centers amounted to $1.6 million, $0.3 million, $0.2 million, $0.2 million and $0.4 million for labor, office, transportation, rent and depreciation, respectively. Additionally, legal and professional and franchise tax expenses increased $0.6 million and $0.2 million, respectively. The legal and professional and franchise tax expense increases were associated with going public during 2005. As a percentage of revenue, the portion of labor expenses included in SG&A expenses decreased slightly from 10.1% in 2004 to 8.4% in 2005.

Operating Income.
      Operating income was $23.7 million for the year ended December 31, 2005 compared to $10.3 million for the year ended December 31, 2004, an increase of 130.8%. The primary reason for this increase was the increase in drilling activity by our customers in our existing locations, coupled with the establishment and expansion of our operations in new and existing service centers. This increase in operating income was partially offset by the increases in our cost of revenue and SG&A expenses as described above. New service center operating income by operating region increased (decreased) in 2005 by $(0.7) million, $1.2 million, $1.0 million and $0.7 million in the Appalachian, Southeast, Mid-Continent and Rocky Mountain operating regions, respectively. It has been our experience that when we establish a new service center in a particular operating region, it may take from 12 to 24 months before that service center has a positive impact on the operating income that we generate in the relevant region. EBITDA increased $17.4 million in 2005 to $32.6 million. For a definition of EBITDA, a reconciliation of EBITDA to net income and a discussion of EBITDA as a performance measure, please see “Selected Historical Financial Data — Non-GAAP Financial Measure.” Net income decreased $0.3 million to $9.5 million in 2005 due to a non-cash adjustment of $8.6 million to deferred tax expense to establish deferred tax liabilities that existed at the date of reorganization. Prior to the reorganization, our business was not subject to federal or state corporate income taxes. Additionally, the statement of operations reflects federal and state income taxes for the five months of operations that occurred after the reorganization.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue.
      Revenue was $76.0 million for the year ended December 31, 2004 compared to $51.5 million for the year ended December 31, 2003, an increase of 47.8%. Increased activity levels and pricing improvement led to the increases in 2004. Approximately $14.7 million of this increase was attributable to an increase in the drilling activity of our customers in our Appalachian, Southeast and Mid-Continent operating regions. Approximately $4.3 million of this increase was attributable to our establishment of a Southeast region service center located in Columbia, Mississippi, and approximately $4.1 million was attributable to our establishment of an additional Mid-Continent region service center located in Cleveland, Oklahoma. The remaining $1.4 million was attributable to increased activity at our other Mid-Continent region service center located in Hominy, Oklahoma. Revenue by operating region increased in 2004 by $8.6 million, $10.4 million and $5.4 million in the Appalachian, Southeast and Mid-Continent operating regions, respectively.
      Revenue from our technical pumping services increased by approximately 47.7% to $68.2 million for the year ended December 31, 2004 from $46.2 million for the year ended December 31, 2003. Approximately $13.6 million of this increase was attributable to an increase in the drilling activity of our existing and new customers in our Appalachian, Southeast and Mid-Continent operating regions. Approximately $4.3 million of this increase was attributable to our establishment of our service center in Columbia, Mississippi, and the remaining $4.1 million was attributable to the establishment of our Cleveland, Oklahoma service center.
      Revenue from our down-hole surveying services increased approximately 48.6% to $7.9 million for the year ended December 31, 2004 from $5.3 million for the year ended December 31, 2003. Approximately $1.4 million of this increase was attributable to an expansion of our existing operations at our Hominy service center with the remainder of the increase due to an increase in the drilling activity of our existing and new customers in our Appalachian, Southeast and Mid-Continent operating regions.

Cost of Revenue.
      Cost of revenue increased 53.0% to $54.4 million for the year ended December 31, 2004 compared to $35.6 million for the year ended December 31, 2003. As a percentage of revenue, cost of revenue increased to 71.6% for the year ended December 31, 2004 from 69.1% for the year ended December 31, 2003. Approximately $7.5 million of this increase was attributable to an increase in the drilling activity of our customers in our Appalachian, Southeast and Mid-Continent operating regions. Approximately $3.9 million of our increase in cost of revenue was attributable to the establishment of our Southeast region service center in Columbia, Mississippi. Approximately $5.0 million of this increase was attributable to our establishment of an additional Mid-Continent region service center in Cleveland, Oklahoma. The remaining $1.6 million was attributable to increased costs as a result of increased activity at our Hominy, Oklahoma service center. This increase was partially offset by a reduction in costs for nitrogen in West Virginia and Alabama due to market competition. The cost of nitrogen declined 5.0%, and our nitrogen costs as a percentage of revenue declined from 5.1% in 2003 to 4.3% in 2004. In addition, our transportation costs increased by approximately $0.5 million due to a general shortage of railroad cars, requiring us to take delivery of frac sand by truck. Furthermore, the costs of stimulation and cementing supplies increased in 2004 and could not immediately be passed on to customers due to our preexisting pricing commitments. Price adjustments to offset these cost increases were implemented in January 2005. As a percentage of revenue, the portion of labor expenses included as a cost of revenue decreased slightly from 21.9% in 2003 to 20.4% in 2004.

Selling, General and Administrative Expenses.
      SG&A expenses were $11.3 million for the year ended December 31, 2004 compared to $7.6 million for the year ended December 31, 2003, an increase of 49.1%. We hired additional personnel during 2004 to manage the growth in our operations. As a result of this growth, 2004 labor expenses increased $2.7 million. Another $0.9 million was attributable to the establishment of our Cleveland, Oklahoma service center. The remainder was attributable to additional expenses as a result of establishment of our Southeast region service center located in Columbia, Mississippi. As a percentage of revenue, the portion of labor expenses included in SG&A expenses increased slightly from 9.6% in 2003 to 10.1% in 2004.

Operating Income.
      Operating income was $10.3 million for the year ended December 31, 2004 compared to $8.3 million for the year ended December 31, 2003, an increase of 24.0%. The primary reason for this increase was the increase in drilling activity by our customers in our existing locations, coupled with the establishment and expansion of our operations in Mississippi and Oklahoma. This increase in operating income was partially offset by the increases in our cost of revenue and SG&A expenses as described above. Operating income in the Appalachian and Southeast operating regions increased $0.4 million and $3.4 million, respectively, and operating income in the Mid-Continent operating region decreased $0.7 million. EBITDA increased $3.4 million in 2004 to $15.2 million. For a definition of EBITDA, a reconciliation of EBITDA to net income and a discussion of EBITDA as a performance measure, please see “Selected Historical Financial Data — Non-GAAP Financial Measure.” Net income increased $1.6 million to $9.8 million in 2004.
Items Impacting Comparability of Our Financial Results
      Our historical results of operations for the periods presented may not be comparable to our results of operations in the future for the reasons discussed below.

Changes in Our Legal Structure.
      Prior to our initial public offering in August 2005, our operations were conducted by two separate operating partnerships under common control, Superior Well Services, Ltd. and Bradford Resources, Ltd. Pursuant to a contribution agreement among Superior Well, Inc. and the former partners of these two operating partnerships, the operations of these two partnerships were combined under a holding company structure immediately prior to the closing of our initial public offering. Superior Well Services, Inc. serves as the parent holding company for this structure. Following the closing of the contribution agreement and our initial public offering as discussed in Note 1 to our historical consolidated financial statements, we began to report our results of operations and financial condition as a corporation on a consolidated basis, rather than as two operating partnerships on a combined basis.
      Historically, we did not incur income taxes because our operations were conducted by two separate operating partnerships that were not subject to income tax. The historical combined financial statements of Superior Well Services, Ltd. and Bradford Resources, Ltd., however, include a pro forma adjustment for income taxes calculated at the statutory rate resulting in a pro forma net income adjusted for income taxes. Historically, partnership capital distributions were made to the former partners of our operating partnerships to fund the tax obligations resulting from the partners being taxed on their proportionate share of the partnerships’ taxable income. As a consequence of our change in structure, we recognized deferred tax assets and liabilities to reflect net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. As of December 31, 2005, the net deferred tax liability was approximately $9.3 million, resulting primarily from accelerated depreciation. Following our initial public offering, we incur income taxes under our new holding company structure, and our consolidated financial statements reflect the actual impact of income taxes.

Public Company Expenses.
      Our general and administrative expenses have increased as a result of becoming a public company following our initial public offering. We currently anticipate that our total annual general and administrative expenses will increase by approximately $2.0 -$2.5 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This increase will be due to the cost of tax return preparations, accounting support services, Sarbanes-Oxley compliance expenses, filing annual and quarterly reports with the SEC, investor relations, directors’ fees, directors’ and officers’ insurance and registrar and transfer agent fees. Our consolidated financial statements will reflect the impact of these increased expenses and affect the comparability of our financial statements with periods prior to the completion of our initial public offering.

Non-cash Compensation Expense.
      Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” or SFAS No. 123R. Under this standard, companies are required to account for such equity transactions using an approach in which the fair value of an award is estimated at the date of grant and recognized as an expense over the requisite service period. The first quarter 2006 includes $435,000 of additional compensation expense as a result of the adoption of SFAS No. 123R and its application to the restricted stock awards that we granted in January 2006.
General Trends and Outlook
      We expect that the primary factor influencing demand for well services in our industry will continue to be the level of drilling activity by oil and natural gas companies, which, in turn, depends largely on current and anticipated future crude oil and natural gas prices and depletion and consumption rates. The following table shows the overall increase in average crude oil and natural gas commodity prices over the past five year period:

Average Oil and Gas Prices	2001	2002	2003	2004	2005

West Texas Intermediate oil prices ($ per Bbl)	$25.99	$26.14	$31.06	$41.51	$56.59
Henry Hub gas prices ($ per Mcf)	$3.97	$3.36	$5.49	$5.90	$8.89

Source: Bloomberg
     As shown by the following table, the U.S. average rig count has generally increased over this same five year period:

Average U.S. Rig Counts	2001	2002	2003	2004	2005

Land	1,003	717	924	1,095	1,290
Offshore	153	113	108	97	93
Total	1,156	830	1,032	1,192	1,383
Oil	217	137	157	165	194
Natural Gas	939	691	872	1,025	1,186
Total	1,156	830	1,032	1,192	1,383

Source: Baker Hughes Incorporated Oilfield Services. Average U.S. rig counts by type may not sum due to rounding. Total rig count includes miscellaneous rigs as identified in Baker Hughes data.
     Although the number of domestic oil and natural gas wells drilled has increased over this five year period, a corresponding increase in production has not been realized:

U.S. Annual Production	2001	2002	2003	2004	2005

Oil (MBbl per day)	5,801	5,746	5,681	5,419	5,121
Gas (Mmcf per day)	56,357	54,479	54,724	53,929	52,402

Source: U.S. Department of Energy, EIA
     In addition, the EIA forecasts that U.S. oil and natural gas consumption will increase at an average annual rate of 1.1% through 2025. The EIA also forecasts that U.S. oil production will continue to decline at an average annual rate of 0.5% and natural gas production will increase at an average annual rate of only 0.8%.
      We believe that historical data and industry forecasts suggest an increasing demand for oil and natural gas coupled with a flat or declining production curve, which should result in the continuation of historically high crude oil and natural gas commodity prices. We anticipate that oil and natural gas exploration and production companies will continue to respond to sustained increases in demand and declines in production by expanding their exploration and drilling activities, particularly in deeper formations that require higher stimulation pressures, and increasing their capital spending.

      Advancements in technology have greatly increased the ability of oil and natural gas companies to develop unconventional oil and natural gas reservoirs that in the past were thought to be uneconomical to develop. As a result, we believe that oil and natural gas exploration and production companies will increasingly focus on drilling deeper wells that require higher stimulation pressures. In a 1999 report to the U.S. Secretary of Energy, the National Petroleum Council stated that it expects production from wells drilled deeper than 10,000 feet to increase from 33% in 1998 to 41% by 2010. According to RigData, well starts for onshore wells greater than 10,000 feet in the United States grew 19.1% to 7,341 in 2005 from 6,162 in 2004. We believe only a handful of oilfield services companies in addition to us, primarily Halliburton Company, Schlumberger Limited and BJ Services Company, have the equipment and technical expertise to service the wells that are drilled into these deeper and higher pressure formations and, as a result, the increased drilling of deeper wells should result in greater demand for our higher pressure advanced technology fluid services.
      Activity in our core operating areas has also increased in recent years, particularly in the Appalachian region, which accounted for 54.4% of our 2005 revenue. According to RigData, well starts in the Appalachian region (which includes Kentucky, New York, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia) increased from 2,758 wells in 2004 to 3,700 wells in 2005. We believe that part of this increase resulted from technological developments that improved production from shallow gas wells and made drilling in unconventional reservoirs more economical.
Liquidity and Capital Resources
      Prior to the completion of our initial public offering, cash generated from operations, borrowings under our existing credit facilities and funds from partner contributions were our primary sources of liquidity. Currently, we rely on cash generated from operations, future public equity and debt offerings and borrowings under our new revolving credit facility to satisfy our liquidity needs. Our ability to fund planned capital expenditures and to make acquisitions will depend upon our future operating performance, and more broadly, on the availability of equity and debt financing, which will be affected by prevailing economic conditions in our industry and financial, business and other factors, some of which are beyond our control. We anticipate that the net proceeds we receive from this offering will fund all of our remaining expected capital expenditures for 2006 as well as a portion of our expected capital expenditures for 2007.

Financial Condition and Cash Flows

Three Months Ended March 31, 2006
      At March 31, 2006, we had $5.5 million of cash and cash equivalents and $20.0 million of availability under our revolving credit facility that can be used for, among other things, planned capital expenditures and to make acquisitions.

Financial Condition.
      Working capital totaled $25.1 million at March 31, 2006 compared to $28.5 million at December 31, 2005. The decrease was primarily due to a decrease in cash of $5.3 million and increases in income taxes payable and accrued liabilities of $3.8 million and $1.4 million, respectively. Offsetting these amounts were an increase in accounts receivable of $4.9 million and a decrease in accounts payable of $1.4 million. Cash decreased by $5.3 million during the quarter due principally to $14.0 million in capital expenditures, which exceeded the $8.5 million in net cash provided by operations.

Cash flows from operations.
      Net cash provided by operating activities increased from $4.6 million for the three months ended March 31, 2005 to $8.5 million for the three months ended March 31, 2006. The 2006 increases are primarily due to higher net income, depreciation and deferred income taxes, which are partially offset by changes in working capital. Working capital decreased by $3.4 million from December 31, 2005 amounts. Changes in the components working capital for the three month period ended March 31, 2006 include a $1.4 million decrease in accounts payable and a $0.8 million increase in advance payments on servicing contracts. Accounts payable decreased due to the timing of expenditures and advance payments on servicing contracts increased because of servicing prepayments. In addition, accounts receivable increased $4.9 million during the first quarter of 2006 due to growth generated from higher revenues.

Cash flows used in investing activities.
      Net cash used in investing activities increased from $6.4 million for the three months ended March 31, 2005 to $14.0 million for the three months ended March 31, 2006. The increase was due to higher amounts of capital expenditures. Capital spending increased due to the opening of new service centers, as well as the addition of equipment at existing locations.

Cash flows from financing activities.
      Net cash provided by financing activities decreased from $1.4 million for the three months ended March 31, 2005 to $0.2 million for the three months ended March 31, 2006. The decrease in financing activities in 2006 occurred because we did not incur any additional indebtedness during the period.

Three Years Ended December 31, 2005
      At December 31, 2005, we had $10.8 million of cash and cash equivalents and $20.0 million of availability under our revolving credit facility that can be used for, among other things, planned capital expenditures and to make acquisitions.

Financial Condition.
      Our working capital increased $25.0 million at December 31, 2005 compared to December 31, 2004, primarily due to increases in cash, accounts receivable and inventory of $9.2 million, $12.1 million and $1.9 million. Cash increased due to proceeds from the initial public offering and the growth in accounts receivable and inventory was due to higher revenue activity discussed above in “— Our Results of Operations.” Offsetting the rise in current assets were increases in accounts payable and accrued liabilities of $3.5 million and $1.0 million, respectively. These increases were also due to higher revenue activity levels. Additionally, capital expenditures amounted to $40.8 million for the year ended December 31, 2005. The capital expenditures were financed through funds generated by the initial public offering, as well as $14.5 million of short term borrowings and $12.2 million of long-term debt that were subsequently repaid using proceeds generated by the initial public offering.

Cash flows from operations.
      Our cash flow from operations increased $5.0 million for the year ended December 31, 2005 compared to December 31, 2004, primarily due to higher income before income taxes that was partially offset by increases in working capital. Working capital increased due to growth in accounts receivable from higher revenues. Other significant components of the growth in 2005 cash flow from operations included increases in deferred income taxes and depreciation and amortization of $9.3 million and $8.7 million, respectively. The increase in deferred income taxes reflects a non-cash adjustment of $8.6 million to establish deferred tax liabilities that existed at the date of reorganization. These increases were partially offset by a $25.0 million increase in working capital.
      Net cash provided by operating activities was $12.9 million for the year ended December 31, 2004 and $6.7 million for the year ended December 31, 2003. A significant component of net cash provided by operations was the change, year over year, in accounts payable. Accounts payable balances decreased $2.4 million in 2003 and increased $2.1 million in the 2004. These accounts payable fluctuations were primarily due to the timing of payments for capital expenditures. In addition to changes in accounts payable, higher equipment expenditures caused depreciation and amortization expenses to increase by $1.0 million and $1.6 million in 2003 and 2004, respectively.

Cash flows used in investing activities.
      Net cash used in investing activities increased from $19.4 million for the year ended December 31, 2004 to $41.0 million for the year ended December 31, 2005. The increase was due to higher amounts of capital expenditures to purchase and upgrade pumping and down-hole surveying equipment. During the third and fourth quarters of 2005, we began placing orders for new capital equipment to be utilized in 2006. Certain vendors required deposits when the equipment build orders were placed.

Cash flows used in investing activities.
      Net cash used in investing activities was $19.4 million for the year ended December 31, 2004 and $10.8 million for the year ended December 31, 2003. The increase of $8.6 million from 2003 to 2004 was primarily a result of increased capital expenditures for additional oilfield services equipment needed as a result of increased activity levels in 2004. The $0.5 million increase in 2003 was primarily the result of increased capital expenditures, which was partially offset by $0.5 million in proceeds from notes receivable.

Cash flows from financing activities.
      Net cash provided by financing activities increased $25.8 million to $32.6 million for the year ended December 31, 2005, primarily due to net proceeds from our initial public offering that was partially offset by debt repayments and distributions to the former partners of our operating subsidiaries intended to fund their 2005 tax obligations. The significant increase in cash flows from financing activities included $61.8 million in net proceeds from the initial public offering and $10.5 million from credit facility borrowings used to fund capital expansion projects. These increases were partially offset by repayments of $12.2 million and $14.5 million of long-term debt and notes payable, respectively. Additionally, we paid $13.7 million in distributions to the former partners of our operating subsidiaries to fund tax obligations in 2005 that were a result of pre-reorganization activities.
      Net cash provided by financing activities was $6.8 million for the year ended December 31, 2004 and $4.8 million for the year ended December 31, 2003. During 2004, we increased long-term borrowings by $12.9 million for capital expenditures. In 2003, the former partners of Bradford Resources, Ltd. made capital contributions of $5.6 million. These proceeds were primarily used for equipment purchases. The former partners of Bradford Resources, Ltd. and Superior Well Services, Ltd. received distributions, a significant portion of which were for the purpose of funding tax obligations generated from each partner’s proportionate share of taxable income. In 2004 and 2003, distributions to partners of Bradford Resources, Ltd. and Superior Well Services, Ltd. totaled $6.2 million and $2.5 million, respectively.

Capital Requirements
      The oilfield services business is capital-intensive, requiring significant investment to expand and upgrade operations. Our capital requirements have consisted primarily of, and we anticipate will continue to be:

•	expansion capital expenditures, such as those to acquire additional equipment and other assets to grow our business; and

•	maintenance or upgrade capital expenditures, which extend the useful life or upgrade the operational capabilities of existing assets.
      We continually monitor new advances in pumping equipment and down-hole technology and commit capital funds to upgrade and purchase additional equipment to meet our customers’ needs. For the year ended December 31, 2005, we made capital expenditures of approximately $40.8 million to purchase and upgrade our pumping and down-hole surveying equipment, which allowed us to deploy additional service crews. The 2005 capital expenditure amounts included approximately $8.8 million of spending for new capital equipment to be delivered in 2006. Our total capital expenditures for 2006 are expected to be approximately $53.0 million, of which approximately $14.0 million has been expended as of March 31, 2006. Our total capital expenditures for 2007 are expected to be approximately $86.0 million. These capital expenditures in 2006 and 2007 will include the establishment of approximately six new service centers, including our new service centers in Alvarado, Texas and Farmington, New Mexico, and the purchase of additional oilfield service equipment for our new and existing service centers. Our 2006 and 2007 equipment purchases will include 66 fracturing pump trucks with 2,250 horsepower each, nine 100 barrel-per-minute blenders, six 100 barrel-per-minute hydration units, 12 cement pump trucks and several additional nitrogen pump trucks and other items of equipment that complement our existing assets. We also plan to continue to focus on expanding our ability to provide stimulation services for high-pressure wells, with approximately two-thirds of our expected 2006 and 2007 capital expenditures being for high-pressure equipment. In connection with these equipment purchases, we will deploy several additional service crews at various service centers.
      Given our objective of growth through organic expansions and selective acquisitions, we anticipate that we will continue to invest significant amounts of capital to acquire businesses and assets. We actively consider a variety of businesses and assets for potential acquisitions, although currently we have no agreements or understandings with respect to any material acquisition. For a discussion of the primary factors we consider in deciding whether to pursue a particular acquisition, please read “— Our Growth Strategy.” Management believes that the net proceeds from this offering and cash flows from operations, combined with cash and cash equivalents and available borrowings under our revolving credit facility, will provide us with sufficient capital resources and liquidity to manage our routine operations and fund capital expenditures that are presently projected or any future acquisitions.

Total Contractual Cash Obligations
      The following table summarizes our contractual cash obligations as of December 31, 2005 (in thousands):

		Less than			After
Contractual Cash Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Long-term and short-term debt	$1,437	$179	$278	$260	$720
Operating leases	4,030	1,305	2,045	680	—
Purchase obligations	34,200	34,200	—	—	—

Total	$39,667	$35,684	$2,323	$940	$720

Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements.

Description of Our Indebtedness
      We used the proceeds from our initial public offering to repay all amounts outstanding under our credit facilities and terms note payable. In October 2005, we entered into a $20.0 million revolving credit facility with our existing lending institution, which matures in October 2008. Interest on the revolving credit facility is at LIBOR plus a spread of 1.00% to 1.25%, based upon certain financial ratios, or the prime lending rate, at our option. The revolving credit facility is secured by our accounts receivable, inventory and equipment. At March 31, 2006, we had no borrowings under our revolving credit facility and had $20.0 million of available capacity. At March 31, 2006, we were in compliance with the financial covenants required under our revolving credit facility.
      We have $1.4 million of other indebtedness, collateralized by specific buildings and equipment.
Recent Accounting Pronouncements
      In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3, or SFAS No. 154. SFAS No. 154 requires retrospective application to prior periods’ financial statements for voluntary changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions and makes a distinction between retrospective application of an accounting principle and the restatement of financial statements to reflect the correction of an error. Additionally, SFAS No. 154 requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have an impact on our consolidated financial statements.

Critical Accounting Policies
      The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting standards have developed. Accounting standards generally do not involve a selection among alternatives, but involve the implementation and interpretation of existing standards, and the use of judgment applied to the specific set of circumstances existing in our business. We make every effort to properly comply with all applicable standards on or before their adoption, and we believe the proper implementation and consistent application of the accounting standards are critical. For further details on our accounting policies, please read Note 2 to the historical consolidated financial statements included elsewhere in this prospectus.
      These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the amounts of revenue and expenses recognized during the reporting period. We analyze our estimates based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. However, actual results could differ from such estimates. The following is a discussion of our critical accounting estimates.

Revenue Recognition
      We recognize revenue when the services are performed, collection of the relevant receivables is reasonably assured, evidence of the arrangement exists and the price is determinable. Substantially all of our services performed for our customers are completed within one day.
      We grant credit to all qualified customers. Losses arising from uncollectible accounts have been negligible. Management maintains close, regular contact with customers and regularly reviews accounts receivable for credit risks resulting from changes in the financial condition of our customers. We record provisions for bad debt expense when management believes that a related receivable is not recoverable based on customer payment activity and other factors that could affect collection. Judgment is involved in performing these evaluations, since the results are based on estimated future events. Such items include the financial stability of our customers, timing of anticipated payments, as well as the overall condition of the oil and gas industry. Historically, our bad debt expense has not been significant, but if there is a prolonged downturn in the oil and gas industry, our bad debt expense could materially change. Additionally, changing circumstances could cause us to increase our allowance for doubtful accounts.

Property, Plant and Equipment
      Our property, plant and equipment are carried at cost and are depreciated using the straight-line and accelerated methods over their estimated useful lives. The estimated useful lives range from 15 to 30 years for buildings and improvements and range from five to ten years for equipment and vehicles. The estimated useful lives may be adversely impacted by technological advances, unusual wear or by accidents during usage. Management routinely monitors the condition of equipment. Historically, management has not changed the estimated useful lives of our property, plant and equipment and presently does not anticipate any significant changes to those estimates. Repairs and maintenance costs, which do not extend the useful lives of the asset, are expensed in the period incurred.

Impairment of Long-Lived Assets
      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we evaluate our long-lived assets, including related intangibles, of identifiable business activities for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value less the cost to sell to determine if impairment is required. Until the assets are disposed of, an estimate of the fair value is recalculated when related events or circumstances change.

      When determining whether impairment of one of our long-lived assets has occurred, we must estimate the undiscounted cash flows attributable to the asset or asset group. Our estimate of cash flows is based on assumptions regarding the future estimated cash flows, which in most cases is derived from our performance of services. The amount of future business is dependent in part on crude oil and natural gas prices. Projections of our future cash flows are inherently subjective and contingent upon a number of variable factors, including but not limited to:

•	changes in general economic conditions in regions in which our services are located;

•	the price of crude oil and natural gas;

•	our ability to negotiate favorable sales arrangements; and

•	our competition from other service providers.
      We currently have not recorded any impairment of an asset. Any significant variance in any of the above assumptions or factors could materially affect our cash flows, which could require us to record an impairment of an asset.

Intangible Assets
      Our intangible assets are customer relationships related to an asset acquisition in the third quarter of 2003. The gross amount of $1,425,000 is being amortized at $285,000 per year over an estimated period of five years.

Contingent Liabilities
      We record an expenses for legal, environmental and other contingent matters when a loss is probable and the cost or range of cost can be reasonably estimated. Judgment is often required to determine when expenses should be recorded for legal, environmental and contingent matters. In addition, we often must estimate the amount of such losses. In many cases, our judgment is based on the input of our legal advisors and on the interpretation of laws and regulations, which can be interpreted differently by governmental regulators and the courts. We monitor known and potential legal, environmental and other contingent matters and make our best estimate of when to record losses for these matters based on available information. Although we continue to monitor all contingencies closely, particularly our outstanding litigation, we currently have no material accruals for contingent liabilities.

Insurance Expenses
      We self-insure employee health insurance plan costs. The estimated costs of claims under this self-insurance program are accrued as the claims are incurred (although actual settlement of the claims may not be made until future periods) and may subsequently be revised based on developments relating to such claims. The self-insurance accrual is estimated based upon our historical experience, as well as any known unpaid claims activity. Judgment is required to determine the appropriate accrual levels for claims incurred but not yet received and paid. The accrual estimates are based primarily upon recent historical experience adjusted for employee headcount changes. Historically, the lag time between the occurrence of an insurance claim and the related payment has been approximately two months and the differences between estimates and actuals have not been material. The estimates could be affected by actual claims being significantly different.
      We maintain an insurance policy that covers claims in excess of $75,000 per employee with a maximum out-of-pocket claim liability of $3.2 million. Aggregate claims exceeding the $3.2 million policy limit are paid by the insurer.
Stock-Based Compensation
      Effective January 1, 2006, we adopted SFAS No. 123R. Under this standard, companies are required to account for such equity transactions using an approach in which the fair value of an award is estimated at the date of grant and recognized as an expense over the requisite service period. Compensation expense is adjusted for equity awards that do not vest because service or performance conditions are not satisfied.

Impact of Inflation
      Inflation can affect the costs of fuel, raw materials and equipment that we purchase for use in our business. We are generally able to pass along any cost increases to our customers, although due to pricing commitments and the timing of our marketing and bidding cycles there is generally a delay of several weeks or months from the time that we incur a cost increase until the time we can pass it along to our customers. Management is of the opinion that inflation has not had a significant impact on our business.
Quantitative and Qualitative Disclosures about Market Risk
      Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risk to which we are exposed is the risk related to interest rate fluctuations. To a lesser extent, we are also exposed to risks related to increases in the prices of fuel and raw materials consumed in performing our services. We do not engage in commodity price hedging activities.
      Interest Rate Risk. We are exposed to changes in interest rates as a result of our new revolving credit facility established in October 2005, which has a variable interest rate based upon, at our option, LIBOR or the prime lending rate. The impact of a 1% increase in interest rates on our outstanding debt as December 31, 2005 would result in interest expense, and a corresponding decrease in net income, of less than $0.1 million annually.
      Concentration of Credit Risk. Substantially all of our customers are engaged in the oil and natural gas industry. This concentration of customers may impact overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. Two customers individually accounted for 22% and 11% and 18% and 9% of our revenue for the years ended December 31, 2004 and 2005, respectively, and 22% and 6% and 19% and 14% of our revenue for the three months ended March 31, 2005 and 2006, respectively. At December 31, 2005 and March 31, 2006, one customer accounted for 15% and 18% and eight customers accounted for 46% and 57% of our accounts receivable.
      Commodity Price Risk. Our fuel and material purchases expose us to commodity price risk. In addition to purchasing diesel fuel for our truck fleet, we also purchase various raw materials that we hold as inventory to be consumed in performing our services. Our material costs primarily include the cost of inventory consumed while performing our stimulation, nitrogen and cementing services such as frac sand, cement and nitrogen. Our fuel costs consist primarily of diesel fuel used by our various trucks and other motorized equipment. The prices for fuel and the raw materials in our inventory are volatile and are impacted by changes in supply and demand, as well as market uncertainty and regional shortages. Although we are generally able to pass along price increases to our customers, due to pricing commitments and the timing of our marketing and bidding cycles there is generally a delay of several weeks or months from the time that we incur a price increase until the time that we can pass it along to our customers.

BUSINESS
Our Company
      We are a growing oilfield services company operating in many of the major oil and natural gas producing regions of the United States. We provide a wide range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. We focus on offering technologically advanced equipment and services at competitive prices, which we believe allows us to successfully compete against both major oilfield services companies and smaller, independent service providers. We offer our customers specialized equipment and service solutions that many of our smaller independent competitors currently do not offer. Although our larger competitors, such as Halliburton Company, Schlumberger Limited and BJ Services Company, offer many similar products and services, we believe that the combination of our competitive pricing and our strong emphasis on safety and highly responsive customer service allows us to successfully compete with them. We also believe our ability to provide multiple services allows us to maximize efficiency, reduce lead times and provide cost effective solutions for our customers.
      We identify and pursue opportunities in markets where we can capitalize on our competitive advantages to establish a significant market presence. Since 1997, our operations have expanded from two service centers in the Appalachian region to 15 service centers providing coverage across 37 states, including our six newest service centers in West Virginia, Virginia, Utah, Louisiana, Arkansas and Michigan that we opened in 2005 and the first half of 2006. Our customer base has grown from 89 customers in 1999 to over 600 customers today. The majority of our customers are regional, independent oil and natural gas companies. We serve these customers in key markets in many of the active domestic oil and natural gas producing regions, including the Appalachian, Mid-Continent, Rocky Mountain, Southeast and Southwest regions. Historically, our expansion strategy has been to establish new service centers as our customers expand their operations into new markets. Once we establish a service center in a new market, we seek to expand our operations at that service center by attracting new customers and experienced local personnel. We plan to commence operation of two additional service centers during the third quarter of 2006. The new center in the Southwest region is located in Alvarado, Texas, and the new center in the Rocky Mountain region will be located in Farmington, New Mexico. We currently service the Southwest region through some of our service centers in the Southeast and Mid-Continent regions.
      We were founded by David E. Wallace, Jacob B. Linaberger, and Rhys R. Reese, all former employees of Halliburton Energy Services, Inc. We commenced operations in May 1997 under the name Superior Well Services, Ltd. in Black Lick and Bradford, Pennsylvania. Since our inception, we have grown throughout our market areas by expanding our geographical scope of operations, our fleet of equipment and our range of service offerings. We have completed selective acquisitions, including our January 1999 acquisition of the assets and personnel of Eastern Wells Surveys, Inc., which expanded our operations into Ohio, and our August 2003 acquisition of the assets and personnel of Osage Wireline Inc., which expanded our operations into Oklahoma and Kansas. These acquisitions enhanced our mix of services and expanded our geographic reach. Today, we operate through our 15 service centers located in Pennsylvania, Alabama, West Virginia, Virginia, Mississippi, Ohio, Oklahoma, Utah, Louisiana, Michigan and Arkansas.
Our Industry
      We provide products and services primarily to domestic onshore oil and natural gas exploration and production companies for use in the drilling and production of oil and natural gas. The main factor influencing demand for well services in our industry is the level of drilling activity by oil and natural gas companies, which, in turn, depends largely on current and anticipated future crude oil and natural gas prices and production depletion rates. Current industry forecasts suggest an increasing demand for oil and natural gas coupled with a flat or declining production curve, which we believe should result in the continuation of historically high crude oil and natural gas commodity prices. For example, the EIA forecasts that U.S. oil and natural gas consumption will increase at an average annual rate of 1.1% through 2025. The EIA also forecasts that U.S. oil production will decline at an average annual rate of 0.5% and natural gas production will increase at an average annual rate of 0.8%.

      We anticipate that oil and natural gas exploration and production companies will continue to respond to sustained increases in demand by expanding their exploration and drilling activities and increasing capital spending. In recent years, much of this expansion has focused on natural gas. According to Baker Hughes rig count data, the average total rig count in the United States increased 65.7% from 918 in 2000 to 1,521 through the first quarter of 2006, while the average natural gas rig count increased 78.6% from 720 in 2000 to 1,286 through the first quarter of 2006. Additionally, according to Spears and Associates, overall U.S. drilling and completion spending, excluding dry hole costs, increased 327.4% from $15.7 billion in 2000 to $67.1 billion in 2005, while natural gas drilling and completion spending increased 383.3% from $10.8 billion in 2000 to $52.2 billion in 2005. While the number of rigs drilling for natural gas has increased by more than 240% since 1996, natural gas production has decreased by approximately 3% over the same period of time. This is largely a function of increasing decline rates for natural gas wells in the United States. We believe that a continued increase in U.S. drilling and workover activity will be required for the natural gas industry to help meet the expected increased demand for natural gas in the United States.
      For a more detailed discussion of our industry and the general industry trends that affect our operations, please read “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — General Trends and Outlook.”
Our Business Strategy
      We intend to grow our revenue and profitability by pursuing the following business strategies:
      Expand Our Operations and Market Presence. Our growth strategy is to expand on operations by leveraging our solid relationships with existing customers. We intend to continue to establish new service centers as our customers invite us into existing markets and expand their operations into new markets. We further intend to selectively pursue acquisitions of other oilfield services providers that complement our existing operations or allow us to enter new markets. We also expand our operations by hiring qualified personnel in new markets where we can capitalize on our competitive strengths.
      Emphasize Our High Value, Single Source Approach. We create value for our customers by developing and offering technologically advanced fluids, equipment and technical pumping and down-hole surveying services comparable to major oilfield services providers, but typically at lower prices than those offered by our larger competitors. We believe our ability to provide multiple services also creates an advantage over our smaller independent competitors by providing customers with a single source for a wide range of oilfield services.
      Pursue Customers Requiring Advanced Fluid Technology for Higher Pressure Stimulation. We plan to pursue additional customers whose stimulation services projects require advanced fluid technology at relatively high pressures (8,000 to 10,000 psi). We typically realize increased revenue and higher margins from these high-pressure projects. We currently serve these types of customers in Mississippi and Oklahoma and plan to pursue similar customers in our higher growth markets in East Texas, northern Louisiana and the Rocky Mountain region through our new service centers in Utah and Louisiana.
      Maintain Our Streamlined Management Structure. Our management structure is designed to give our field level managers responsibility for the sales and marketing of our equipment and services and our central management team responsibility for strategic and logistical decisions. Our field level managers have significant local knowledge of our numerous operating areas and have developed strong relationships with our customers at the field level. We intend to maintain this streamlined management structure because the majority of our customers’ purchasing decisions are typically made at the field level and are often influenced by the strength of existing relationships. We also believe this structure allows us to be more responsive to customer needs than our larger competitors, which typically have a more layered and complex management structure.
      Emphasize Highly Responsive Customer Service. Our emphasis on highly responsive customer service has been an integral part of our growth and success. We locate our service centers near our customers to allow us to handle short lead-time projects. In addition, our experienced employees have the technological expertise to understand our customers’ needs and provide specialized equipment and services packages. We plan to continue to leverage our reputation for highly responsive customer service both to attract new customers and enhance the solid and long-standing relationships we have with our existing customers.
Our Services and Products

Technical Pumping Services
      We offer three types of technical pumping services — stimulation, nitrogen and cementing — which accounted for 55.3%, 13.4% and 21.8% of our revenue in 2005 and 56.2%, 12.2% and 21.8% of our revenue for the three months ended March 31, 2006, respectively. As of March 31, 2006, we owned a fleet of 381 commercial vehicles through which we provided our technical pumping services.
      Stimulation Services. Our fluid-based stimulation services include fracturing and acidizing, which are designed to improve the flow of oil and natural gas from producing zones. Fracturing services are performed to enhance the production of oil and natural gas from formations with low permeability, which restricts the natural flow of the formation. The fracturing process consists of pumping a fluid gel into a cased well at sufficient pressure to fracture the formation. A proppant, typically sand, which is suspended in the gel is pumped into the fracture to prop it open. The size of a fracturing job is generally expressed in terms of pounds of proppant. The main pieces of equipment used in the fracturing process are the blender, which blends the proppant into the fracturing fluid, and the pumping unit, which is capable of pumping significant volumes at high pressures. Our fracturing pump units and blenders are capable of pumping slurries at pressures of up to 10,000 psi and at rates of up to 100 barrels per minute.
      Acidizing services are performed to enhance the flow rate of oil and natural gas from wells with reduced flow caused by limestone and other materials that block the formation. Acidizing entails pumping large volumes of specially formulated acids into a carbonate formation to dissolve barriers and enlarge crevices in the formation, thereby eliminating obstacles to the flow of oil and natural gas. We own and operate a fleet of mobile acid transport and pumping units to provide acidizing services.
      Our fluid technology expertise and specialized equipment has enabled us to provide stimulation services with relatively high pressures (8,000 to 10,000 psi) that many of our smaller independent competitors currently do not offer. For these higher pressure projects, we typically arrange with third-party, independent laboratories to optimize and verify our fluid composition as part of our pre-job approval process. We currently have 19 stimulation crews of approximately six to 20 employees each and a fleet of 270 vehicles, including 110 high-tech, customized pump trucks, blenders and frac vans for use in our fluid-based stimulation services. We provide basic stimulation services from ten different service centers: Black Lick, Pennsylvania; Bradford, Pennsylvania; Kimball, West Virginia; Columbia, Mississippi; Cleveland, Oklahoma; Vernal, Utah; Cottondale, Alabama; Gaylord, Michigan; Van Buren, Arkansas; and Bossier City, Louisiana. We plan to add stimulation services in Norton, Virginia; Alvarado, Texas; and Farmington, New Mexico during 2006.
      Nitrogen Services. In addition to our fluid-based stimulation services, we also use nitrogen, an inert gas, to stimulate wellbores. Our foam-based nitrogen stimulation services accounted for substantially all of our total nitrogen services revenue in 2005. Our customers use foam-based nitrogen stimulation when the use of fluid-based fracturing or acidizing could result in damage to oil and natural gas producing zones or in low pressure zones where such fluid-based treatment would not be effective. Liquid nitrogen is transported to the jobsite in truck mounted insulated storage vessels. The liquid nitrogen is then pumped under pressure via a high pressure pump into a heat exchanger, which converts the liquid to a gas at the desired discharge temperature. In addition, we use nitrogen to foam cement slurries and to purge and test pipelines, boilers and pressure vessels.
      We currently have seven nitrogen crews of approximately three to four employees each and a fleet of 21 nitrogen pump trucks and 12 nitrogen transport vehicles. We provide nitrogen services from our Mercer, Pennsylvania; Cleveland, Oklahoma; Gaylord, Michigan; Kimball, West Virginia; Norton, Virginia; and Cottondale, Alabama service centers. We plan to add nitrogen services in Farmington, New Mexico during 2006.

      Cementing Services. Our cementing services consist of blending high-grade cement and water with various solid and liquid additives to create a cement slurry. The additives and the properties of the slurry are designed to ensure the proper pump time, compression strength and fluid loss control and vary depending on the well depth, down-hole temperatures and pressures and formation characteristics. We have developed a series of proprietary slurry blends. Our field engineers develop job design recommendations to achieve desired porosity and bonding characteristics. We contract with independent, third party regional laboratories to provide testing services to evaluate our slurry properties, which vary with cement supplier and local water properties.
      Once blended, this cement slurry is pumped through the well casing into the void between the casing and the bore hole. There are a number of specific applications for cementing services. The principal application is the cementing behind the casing pipe and the wellbore during the drilling and completion phase of a well. This is known as primary cementing. Primary cementing is performed to (1) isolate fluids between the casing and productive formations and other formations that would damage the productivity of hydrocarbon producing zones or damage the quality of freshwater aquifers, (2) seal the casing from corrosive formation fluids and (3) provide structural support for the casing string. Cementing services are also used when recompleting wells from one producing zone to another and when plugging and abandoning wells.
      As a complement to our cementing services, we also sell casing attachments such as baffle plates, centralizers, float shoes, guide shoes, formation packer shoes, rubber plugs and wooden plugs. After installation on the tubular being cemented, casing attachments are used to achieve the correct placement of cement slurries in the wellbore. Accordingly, our casing attachments are complementary to, and often bundled with, our cementing services as customers prefer the convenience and efficiencies of sourcing from a single provider. Sales of casing attachments accounted for approximately 1% of our total revenue in 2005.
      We currently have 33 cementing crews of approximately three to four employees each and a fleet of 78 cement trucks. We provide cementing services from nine different service centers: Black Lick, Pennsylvania; Bradford, Pennsylvania; Kimball, West Virginia; Cleveland, Oklahoma; Columbia, Mississippi; Cottondale, Alabama; Gaylord, Michigan; Van Buren, Arkansas; and Bossier City, Louisiana. We plan to add cementing services in Vernal, Utah, Alvarado, Texas and Norton, Virginia during 2006.

Down-Hole Surveying Services
      We offer two types of down-hole surveying services — logging and perforating. As of March 31, 2006, we owned a fleet of 44 logging and perforating trucks and cranes through which we provided our down-hole surveying services.
      We supply wireline logging services primarily to open-hole markets and perforating services to cased-hole markets. Open-hole operations are performed in oil and natural gas wells that are newly drilled. Cased-holes operations are in oil and natural gas wells that have been drilled and cased and are either ready to produce or already producing. These services require skilled operators and typically last for several hours. We purchase our wireline equipment, down-hole tools and data gathering systems from third-parties. Our vendor relationships allow us to concentrate on our operations and limit our costs for research and development.
      Logging Services. Our logging services involve the gathering of down-hole information to identify various characteristics of the down-hole rock formations, casing cement bond and mechanical integrity. We lower specialized tools into a wellbore from a truck on an armored electro-mechanical cable, or wireline. These tools communicate across the cable with a truck mounted acquisition unit at the surface that contains considerable instrumentation and computer equipment. The specialized, down-hole tools transmit data to the surface computer, which charts and records down-hole information, that details various characteristics about the formation or zone to be produced, such as rock type, porosity, permeability and the presence of hydrocarbons. We currently have 11 logging crews of approximately two to three employees each and 14 logging trucks and cranes. We provide logging services from six different service centers: Buckhannon and Kimball, West Virginia; Wooster, Ohio; Bradford, Pennsylvania; Black Lick, Pennsylvania; and Hominy, Oklahoma. We plan to add logging services in Cottondale, Alabama during 2006.
      Perforating Services. We provide perforating services as the initial step of stimulation by lowering specialized tools and perforating guns into a wellbore by wireline. The specialized tools transmit data to our surface computer to verify the integrity of the cement and position the perforating gun, which fires shaped explosive charges to penetrate the producing zone. Perforating creates a short path between the oil or natural gas reservoir and the wellbore that enables the production of hydrocarbons. In addition, we perform workover services aimed at improving the production rate of existing oil and natural gas wells and by perforating new hydrocarbon bearing zones in a well once a deeper zone or formation has been depleted. We currently have 14 perforating crews of approximately two to four employees each and 30 perforating trucks and cranes. We provide perforating services from five different service centers: Wooster, Ohio; Mercer and Black Lick, Pennsylvania; Kimball, West Virginia; and Hominy, Oklahoma. We plan to add perforating services to Cottondale, Alabama and Buckhannon, West Virginia during 2006.
Competition
      Our competition includes small and mid-size independent contractors as well as major oilfield services companies with international operations. We compete with Halliburton Company, Schlumberger Limited, BJ Services Company, RPC, Inc., Weatherford International Ltd., Key Energy Services, Inc. and a number of smaller independent competitors for our technical pumping services. We compete with Schlumberger Limited, Halliburton Company, Weatherford International Ltd., Baker Hughes Incorporated and a number of smaller independent competitors for our down-hole surveying services. We believe that the principal competitive factors in the market areas that we serve are price, product and service quality, availability of crews and equipment and technical proficiency.
Customers and Markets
      We serve numerous major and independent oil and natural gas companies that are active in our core areas of operations.
      The majority of our customers are regional, independent oil and natural gas companies. Historically, many of our customers have asked us to expand our operations into the new markets that they enter. Once we establish a service center in a new market, we seek to expand our operations by attracting new customers and experienced local personnel. Since 1997, our operations have grown from two service centers in the Appalachian region to 15 service centers providing coverage across 37 states in many of the active oil and natural gas producing regions, including the Appalachian, Mid-Continent, Rocky Mountain, Southeast and Southwest regions of the United States. The following table shows the growth and increasing geographic diversity of our revenue from 2000 through March 31, 2006:

	Year Ended December 31,												Three Months Ended March 31,

	2000		2001		2002		2003		2004		2005(2)		2005		2006

		Percent		Percent		Percent		Percent		Percent		Percent		Percent		Percent
		of		of		of		of		of		of		of		of
Region	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	(unaudited)		(unaudited)										(unaudited)		(unaudited)
	(in thousands)
Appalachian	$15,068	100%	$24,197	94.9%	$29,684	86.7%	$39,862	77.5%	$48,433	63.7%	$71,695	54.4%	$15,361	59.0%	$24,520	51.4%
Southeast	—	—	1,299	5.1	4,153	12.1	10,657	20.7	21,099	27.8	34,274	26.0	7,541	29.0	12,389	26.0
Southwest(1)	—	—	—	—	409	1.2	144	0.2	290	0.3	—	—	—	—	—	—
Mid-Continent	—	—	—	—	—	—	799	1.6	6,219	8.2	21,073	16.0	3,123	12.0	9,664	20.3
Rocky Mountain					—	—	—	—	—	—	4,691	3.6	—	—	1,114	2.3

Total	$15,068	100%	$25,496	100%	$34,246	100.0%	$51,462	100.0%	$76,041	100.0%	$131,733	100.0%	$26,025	100.0%	$47,687	100.0%

(1)	For 2002 and the first six months of 2003, revenue for our Southwest region was derived from our service center in Seguin, Texas, which we closed in the second quarter of 2003. For the second half of 2003 and subsequent periods, revenue for this region was derived from customers located in the Southwest region and serviced through our service centers in Hominy and Cleveland, Oklahoma and Columbia, Mississippi.

(2)	We commenced operations in the Rocky Mountain region in the first quarter of 2005 by establishing a service center in Vernal, Utah. We expanded our operations in the Appalachian and the Southeast regions in the second quarter of 2005 by establishing service centers in Gaylord, Michigan and Bossier City, Louisiana, respectively. In the fourth quarter of 2005, we expanded our operations in the Mid-Continent region by establishing a service center in Van Buren, Arkansas.

      During 2005, we provided services to 600 customers, with our top five customers comprising approximately 41.8% of our total revenue. The following table shows information regarding our top five customers in 2005:

	Length of	% of 2005
Customer	Relationship	Revenue

Atlas America, Inc.(1)	7 years	17.6%
Chesapeake Energy Corp.(2)	2 years	8.6%
Geomet Operating Company(3)	4 years	5.6%
El Paso Production Company(4)	4 years	5.6%
Snyder Brothers, Inc.(5)	8 years	4.4%

(1)	We service Atlas America, Inc. from our Appalachian region service centers.

(2)	We service Chesapeake Energy Corp. from our Mid-Continent and Southeast region service centers.

(3)	We service Geomet Operating Company from our Southeast region and Appalachian region service centers.

(4)	We service El Paso Production Company from our Southeast region and Rocky Mountain region service centers.

(5)	We service Snyder Brothers, Inc. from our Appalachian region service centers.
Suppliers
      We purchase the materials used in our technical pumping services, such as fracturing sand, cement, nitrogen and fracturing and cementing chemicals from various third-party and related-party suppliers. Raw materials essential to our business are normally readily available. Where we rely on a single supplier for materials essential to our business, we believe that we will be able to make satisfactory alternative arrangements in the event of interruption of supply. The following table provides key information regarding several of our major materials suppliers:

	Length of Relationship with	% of 2005 Purchases with
Raw Materials	Largest Supplier	Largest Supplier

Fracturing Sand	8 years	12.7%
Nitrogen	6 years	12.3%
Fracturing and Cementing Chemicals	8 years	10.5%
Gelling Agents and Breakers	4 years	7.2%
Cement	8 years	6.2%
      We purchase the equipment used in our technical pumping services, such as pumpers, blenders, engines and chassis, from various third-party suppliers, as shown in the table below:

	Length of Relationship with	% of 2005 Purchases with
Equipment	Largest Supplier	Largest Supplier

Blenders	8 years	19.3%
Truck Chassis	7 years	10.3%
Frac Trailers	2 years	9.6%
Truck Chassis	8 years	8.2%
Nitrogen Pumpers	6 years	5.8%
Engines	3 years	5.3%
      Other than with respect to nitrogen supplies, we do not have long-term contracts with our suppliers.
Properties
      Our principal executive offices are located at 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701. We purchased the building that houses our principal executive offices in April 2005. We currently conduct our business from 15 service centers, two of which we own and 13 of which we lease. Additionally, we have entered into a lease for a new service center in the Southwest region in Alvarado, Texas. Each office typically includes a yard, administrative office and maintenance facility. Our Appalachian region service centers are located in Bradford, Black Lick and Mercer, Pennsylvania; Wooster, Ohio; Kimball and Buckhannon, West Virginia; Norton, Virginia and Gaylord, Michigan. Our Southeast region service centers are located in Cottondale, Alabama; Columbia, Mississippi; and Bossier City, Louisiana. Our Mid-Continent region service centers are located in Hominy and Cleveland, Oklahoma and Van Buren, Arkansas. Our Rocky Mountain region service center is located in Vernal, Utah. Our Southwest region service center is located in Alvarado, Texas and is expected to commence operations in the third quarter of 2006. We currently service the Southwest region through our Hominy and Cleveland, Oklahoma; Columbia, Mississippi; and Bossier City, Louisiana service centers. We believe that our leased and owned properties are adequate for our current needs.
      The following table sets forth the location of each service center lease, the expiration date of each lease, whether each lease is renewable at our sole option and whether we have an option to purchase the leased property:

		Is the Lease	Do we Have an Option
		Renewable at	to Purchase the
Location	Expiration Date	Our Sole Option	Property?

Bradford, PA	October 2006	Yes	No
Cleveland, OK	March 1, 2009	No	Yes
Columbia, MS	December 31, 2006	No	Yes
Mercer, PA(1)	September 2007	No	No
Wooster, OH	December 2009	Yes	No
Gaylord, MI	March 2008	Yes	Yes
Bossier City, LA	February 2008	Yes	No
Hominy, OK	July 2006	No	No
Black Lick, PA(1)	N/A	No	No
Vernal, UT	April 2010	No	No
Van Buren, AR	May 2009	Yes	No
Buckhannon, WV	March 2007	Yes	No
Norton, VA	March 2009	Yes	No
Alvarado, TX	March 2011	Yes	Yes

(1)	The lease is month-to-month.
Operating Risks and Insurance
      Our operations are subject to hazards inherent in the oil and natural gas industry, including accidents, blowouts, explosions, craterings, fires and oil spills and hazardous materials spills. These conditions can cause:

•	personal injury or loss of life;

•	damage to or destruction of property, equipment, the environment and wildlife; and

•	suspension of operations.
      In addition, claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.
      Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.
      Despite our efforts to maintain high safety standards, we from time to time have suffered accidents in the past and anticipate that we could experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.
      We maintain insurance coverage of types and amounts that we believe to be customary in the industry, but we are not fully insured against all risks, either because insurance is not available or because of the high premium costs. We do maintain employer’s liability, pollution, cargo, umbrella, comprehensive commercial general liability, workers’ compensation and limited physical damage insurance. There can be no assurance, however, that any insurance obtained by us will be adequate to cover any losses or liabilities, or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a materially adverse effect on our financial condition and results of operations.
Safety Program
      In the oilfield services industry, an important competitive factor in establishing and maintaining long-term customer relationships is having an experienced and skilled work force. In recent years, many of our larger customers have placed an emphasis not only on pricing, but also on safety records and quality management systems of contractors. We believe that these factors will gain further importance in the future. We have directed substantial resources toward employee safety and quality management training programs, as well as our employee review process. While our efforts in these areas are not unique, many competitors, particularly small contractors, have not undertaken similar or as extensive training programs for their employees.
Environmental Regulation
      Our business is subject to stringent and comprehensive federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment. Federal and state governmental agencies implement and enforce these laws and regulations, which are often difficult and costly to comply with. Failure to comply with these laws and regulations often carries substantial administrative, civil and criminal penalties and may result in the imposition of remedial obligations or the issuance of injunctions limiting or prohibiting our operations. Some laws and regulations relating to protection of the environment may, in some circumstances, impose joint and several, strict liability for environmental contamination, rendering a person liable for environmental and natural resource damages and cleanup costs without regard to negligence or fault on the part of that person. Strict adherence with these regulatory requirements increases our cost of doing business and consequently affects our profitability. We believe that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on our operations but we can provide no assurance that this trend will continue. Moreover, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a materially adverse effect upon our capital expenditures, earnings or our competitive position.
      The Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA or the Superfund law, and comparable state laws impose strict liability, without regard to fault or the legality of the original conduct on certain classes of persons that are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current owner and operator of the disposal site or sites where the release occurred and companies that transport or disposed or arranged for the transportation or disposal of the hazardous substances that have been released at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment from properties currently or even previously owned or operated by us as well as from offsite properties where our wastes have been disposed, for damages to natural resources and for the costs of some health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. We have not received notification that we may be potentially responsible for cleanup costs under CERCLA.

      The Resource Conservation and Recovery Act, referred to as RCRA, generally does not regulate most wastes generated by the exploration and production of oil and natural gas because that act specifically excludes drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of oil and natural gas from regulation as hazardous waste. However, these wastes may be regulated by the U.S. Environmental Protection Agency, referred to as the EPA, or state environmental agencies as non-hazardous waste. Moreover, in the ordinary course of our operations, industrial wastes such as paint wastes, waste solvents, and laboratory wastes as well as certain wastes generated in the course of providing well services may be regulated as hazardous waste under RCRA or hazardous substances under CERCLA. We currently own or lease, and have in the past owned or leased, a number of properties that for many years have been used for services in support of oil and natural gas exploration and production activities. We have utilized operating and disposal practices that were standard in the industry at the time, but hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, we may own or lease properties that in the past were operated by third parties whose operations were not under our control. Those properties and the hydrocarbons or wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination.
      Our operations are subject to the federal Clean Water Act and analogous state laws, which impose restrictions and strict controls regarding the discharge of pollutants into state waters or waters of the United States except in accordance with issued permits. These laws also regulate the discharge of stormwater in process areas. Pursuant to these laws and regulations, we are required to obtain and maintain approvals or permits for the discharge of wastewater and stormwater and develop and implement spill prevention, control and countermeasure plans, also referred to as “SPCC plans” in connection with on-site storage of greater than threshold quantities of oil. We believe that our operations are in substantial compliance with applicable Clean Water Act and analogous state requirements, including those relating to wastewater and stormwater discharges and SPCC plans.
      The Clean Air Act and comparable state laws restrict the emission of air pollutants from many sources in the United States, including bulk cement facilities. These laws and any implementing regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions, impose stringent air permit requirements, or utilize specific equipment or technologies to control emissions. We believe we are in substantial compliance with the Clean Air Act.
      Our down-hole surveying operations use densitometers containing sealed, low-grade radioactive sources such as Cesium-137 that aid in determining the density of down-hole cement slurries, waters, and sands as well as help evaluate the porosity of specified subsurface formations. Our activities involving the use of densitometers are regulated by the U.S. Nuclear Regulatory Commission and specified agencies of applicable agreement states that work cooperatively in implementing the federal regulations. In addition, our down-hole surveying services involve the use of explosive charges that are regulated by the U.S. Department of Justice, Bureau of Alcohol, Tobacco, Firearms, and Explosives. Standards implemented by these regulatory agencies require us to obtain licenses or other approvals for the use of such densitometers as well as explosive charges. We have obtained these licenses and approvals when necessary and believe that we are in substantial compliance with these federal requirements.
      We maintain insurance against some risks associated with underground contamination that may occur as a result of well services activities. However, this insurance is limited to activities at the wellsite and may not continue to be available or may not be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a materially adverse effect on our financial condition and results of operations.
      We are also subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with the

OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.
Employees
      As of March 31, 2006, we employed 747 people, with approximately 75% employed on an hourly basis. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements, and we consider our relations with our employees to be satisfactory.
Legal Proceedings
      From time to time, we are a party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

MANAGEMENT
Directors, Executive Officers and Other Key Employees
      The current members of our board of directors and our current executive officers and their respective ages and positions are as follows:

Name	Age	Position

David E. Wallace	52	Chief Executive Officer and Chairman of the Board of Directors
Jacob B. Linaberger	57	President
Thomas W. Stoelk	51	Vice President and Chief Financial Officer
Rhys R. Reese	46	Executive Vice President, Chief Operating Officer and Secretary
Fred E. Kistner	63	Vice President and Controller
David E. Snyder	55	Director
Mark A. Snyder	50	Director
Charles C. Neal	47	Director
John A. Staley, IV	62	Director
Anthony J. Mendicino	58	Director
      Set forth below is the description of the backgrounds of our directors and executive officers.
      David E. Wallace (Chief Executive Officer and Chairman). Mr. Wallace has served as our Chief Executive Officer and Chairman of our board of directors since our formation in March 2005. Prior to the formation of Superior Well Services, Inc., he co-founded Superior Well Services, Ltd., which became our wholly owned subsidiary upon the closing of our initial public offering in August 2005, and had been its Chief Executive Officer since its inception in 1997. Prior to co-founding Superior Well Services, Ltd., Mr. Wallace held various operational management and sales positions at Halliburton Energy Services, Inc. during his 20-year tenure with that company. Mr. Wallace graduated with a bachelor of science in civil engineering degree from the University of Kentucky and has over 29 years of experience in the oilfield services industry.
      Jacob B. Linaberger (President). Mr. Linaberger has over 33 years of experience in the oilfield services industry. Mr. Linaberger has served as our President since our formation in March 2005. Prior to our formation, he co-founded Superior Well Services, Ltd., which became our wholly owned subsidiary upon the closing of our initial public offering in August 2005, and served as its President since its inception in 1997. He oversees our daily operations, determines staffing levels and maintains customer relationships. Prior to co-founding Superior Well Services, Ltd., Mr. Linaberger held various operational management, technical engineering and sales positions at Halliburton Energy Services, Inc. during his 25-year tenure with that company. Mr. Linaberger holds a bachelor of science degree in petroleum engineering from Pennsylvania State University.
      Thomas W. Stoelk (Vice President and Chief Financial Officer). Mr. Stoelk is our Vice President and Chief Financial Officer and has served in that capacity since June 2005. Prior to joining Superior Well Services, Inc., Mr. Stoelk served as Senior Vice President and Chief Financial Officer of Great Lakes Energy Partners, LLC, an independent oil and gas producer, since its inception in 1999. From 1994 to 1999, Mr. Stoelk served as Chief Financial Officer of Range Resources Corporation, an independent oil and gas producer listed on the New York Stock Exchange. Mr. Stoelk is a Certified Public Accountant and was a Senior Manager with Ernst & Young LLP prior to joining Range Resources Corporation. Mr. Stoelk holds a bachelor of science degree in industrial administration from Iowa State University.
      Rhys R. Reese (Executive Vice President, Chief Operating Officer and Secretary). Mr. Reese has 23 years in the oilfield services industry. Mr. Reese has served as our Executive Vice President, Chief Operating Officer and Secretary since our formation in March 2005. Prior to our formation, he co-founded Superior Well Services, Ltd., which became our wholly owned subsidiary upon the closing of our initial public offering in August 2005, and served as its Chief Operating Officer since its inception in 1997.

Mr. Reese oversees all engineering personnel and investigates emerging technologies related to operations. Prior to co-founding Superior Well Services, Ltd., Mr. Reese spent 15 years at Halliburton Energy Services, Inc. where he held various managerial, engineering and technical sales positions. Mr. Reese holds a bachelor of science degree in petroleum engineering from Pennsylvania State University.
      Fred E. Kistner (Vice President and Controller). Mr. Kistner has served as our Vice President and Controller since our formation in March 2005 and served as the Chief Financial Officer of Superior Well Services, Ltd., which became our wholly owned subsidiary upon the closing of our initial public offering in August 2005, since March 2003. From 1999 to 2003, Mr. Kistner served as Vice President of Finance and Administration of Universal Well Services, Inc., an oilfield services company. Mr. Kistner holds a bachelor of arts degree in business administration from the University of Montevallo.
      David E. Snyder (Director). Mr. Snyder has served as a director on our board since our formation in March 2005. Mr. Snyder is the Vice President, Treasurer and a member of the board of directors of Snyder Associated Companies, Inc., a privately held natural resources and manufacturing company. He has served as Vice President of Snyder Associated Companies Inc. since 1976, and he has served as a director and executive officer of Snyder Associated Companies, Inc. for over 30 years. Mr. Snyder is also the Treasurer of Armstrong Cement & Supply Corp., the Vice President of Mark Ann Industries, Inc. and the President of Snyder Brothers, Inc. and has served in each capacity since June 1999. He currently serves as a director of The Farmers National Bank of Kittanning. Mr. Snyder holds a bachelor of science degree in business finance from Indiana University of Pennsylvania. David E. Snyder is the brother of Mark A. Snyder, who is also a member of our board of directors.
      Mark A. Snyder (Director). Mr. Snyder has served as a director on our board since our formation in March 2005. Mr. Snyder is the Secretary of Snyder Associated Companies, Inc. and has served in that capacity since June 1999. He has served as a director and executive officer of Snyder Associated Companies, Inc. for over 30 years. Mr. Snyder also serves as the Secretary of Armstrong Cement & Supply Corp., Mark Ann Industries, Inc. and Snyder Brothers, Inc. and has served in each capacity since June 1999. He serves as a director for The Farmers National Bank of Kittanning, Armstrong County Memorial Hospital, Brayman Construction Corporation, a privately held highway building contractor, and Greenleaf Corporation, a privately held tool manufacturer. Mr. Snyder holds an associates degree in mechanical engineering technology from Pennsylvania State University. Mark A. Snyder is the brother of David E. Snyder, who is also a member of our board of directors.
      Charles C. Neal (Director). Mr. Neal has served as a director on our board since June 2005. Mr. Neal is currently the Chairman of our Nominating and Corporate Governance Committee and is also a member of our Audit Committee and our Compensation Committee. Mr. Neal has been a director and the President of Chas. A. Neal & Company, a privately held company with investments in oil and gas exploration and production, banking, private equity and marketable securities, since 1989. Prior to that, he was with Merrill Lynch & Co. in investment banking. He is also a director of several privately held companies. He is a director and Vice Chairman of The First National Bank & Trust Company of Miami and a director and President of First Miami Bancshares, Inc. Mr. Neal holds a bachelor of arts degree in economics from the University of Oklahoma and a JD/ MBA degree from the University of Chicago Law School and Graduate School of Business.
      John A. Staley, IV (Director). Mr. Staley has served as a director on our board since June 2005. Mr. Staley is currently the Chairman of our Compensation Committee and is also a member of our Nominating and Corporate Governance Committee and our Audit Committee. Mr. Staley was a director of Boron LePore & Associates, Inc. and served in that capacity from May 1997 to 2002. Mr. Staley was Chief Executive Officer of Federated Research Corp., an investment management firm and a subsidiary of Federated Investors Inc. which is, in turn, a wholly owned subsidiary of Federated Investors, a Delaware business trust, from 1984 through November 1994 when he retired. Upon his retirement, Mr. Staley worked as a self-employed financial advisor from November 1994 to November 1996 and has been the Chief Executive Officer of Staley Capital Advisers, Inc., an investment advisory firm, from November 1996 to present. He is also a director of several private companies and a trustee of Duquesne University and the Children’s Hospital of

Pittsburgh. Mr. Staley holds a bachelor of science degree from Duquesne University and an MBA in finance from Northwestern University’s Kellogg Graduate School of Business.
      Anthony J. Mendicino (Director). Mr. Mendicino has served as a director on our board since August 2005. Mr. Mendicino is currently the Chairman of our Audit Committee and is also a member of our Compensation Committee and our Nominating and Corporate Governance Committee. Mr. Mendicino is the Senior Vice President — Finance and Chief Financial Officer of UGI Corporation, a distributor and marketer of energy products and services, and has served in that capacity since December 2002. He previously served as Vice President — Finance and Chief Financial Officer of UGI Corporation from September 1998 to December 2002. Mr. Mendicino was also Senior Vice President and Chief Financial Officer and a director from 1987 to 1996 of UTI Energy Corp., a diversified oilfield service company. Mr. Mendicino holds a bachelor of science degree in civil engineering from Lehigh University and an MBA from the Wharton School of the University of Pennsylvania.
Composition of the Board
      Our board of directors currently consists of six members, three of which are independent directors. In compliance with the requirements of the Sarbanes-Oxley Act of 2002, the rules of the Nasdaq Stock Market and SEC rules and regulations, all of the directors on our audit, compensation and corporate governance and nominating committees are independent and, within one year of the date of our initial public offering, a majority of our board will be independent.
      Our board of directors is divided into three classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. The classes are composed as follows:

•	Mark A. Snyder and Anthony Mendicino are Class I directors, whose term will expire at the 2009 annual meeting of stockholders;

•	John A. Staley, IV and David E. Snyder are Class II directors, whose terms will expire at the 2007 annual meeting of stockholders; and

•	Charles C. Neal and David E. Wallace are Class III directors, whose terms will expire at the 2008 annual meeting of stockholders.
      Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Committees

Audit Committee
      The Audit Committee is composed of Messrs. Neal, Mendicino and Staley, and Mr. Mendicino serves as the Chairman of the Audit Committee. Our board of directors has determined that all members of the Audit Committee are independent as that term is defined in the rules of the Nasdaq Stock Market and as that term is defined by Rule 10A-3 promulgated under the Exchange Act. Our board of directors has determined that each member of the Audit Committee is financially literate and that Mr. Mendicino has the necessary accounting and financial expertise to serve as Chairman. Our board of directors has determined that each of Messrs. Neal, Mendicino and Staley is an “audit committee financial expert.”
      The principal duties of the audit committee are:

•	to select the independent auditor to audit our annual financial statements;

•	to approve the overall scope of and oversee the annual audit and any non-audit services;

•	to assist management in monitoring the integrity of our financial statements, the independent auditor’s qualifications and independence, the performance of the independent auditor and our internal audit function and our compliance with legal and regulatory requirements;

•	to discuss the annual audited financial and quarterly statements with management and the independent auditor;

•	to discuss policies with respect to risk assessment and risk management; and

•	to review with the independent auditor any audit problems or difficulties and management’s responses.
      Our board of directors has adopted a written charter for the audit committee, which is available on the “Investor Relations — Corporate Governance” portion of our website at http://www.superiorwells.com.

Nominating and Corporate Governance Committee
      The Nominating and Corporate Governance Committee is appointed by our board of directors to ensure that our corporate governance system performs well. The purposes of the Nominating and Governance Committee include:

•	assisting the board of directors by identifying individuals qualified to become board of directors members and to recommend that the board of directors select the director nominees for election at the annual meetings of stockholders or for appointment to fill vacancies;

•	recommending to the board of directors the nominees for each committee of the board of directors;

•	advising the board of directors about appropriate composition of the board of directors and its committees;

•	advising the board of directors about, develop and recommend to the board of directors appropriate corporate governance practices and to assist the board of directors in implementing those practices;

•	leading the board of directors in its annual review of the performance of the board of directors and its committees; and

•	performing such other functions as the board of directors may assign to the Nominating and Governance Committee from time to time.
      The Nominating and Governance Committee is composed of Messrs. Neal, Mendicino and Staley, each of whom qualifies as an independent director under the rules of the Nasdaq Stock Market. Mr. Neal serves as the Chairman of the Nominating and Governance Committee.
      Our board of directors has adopted a written charter for the nominating and corporate governance committee, which is available on the “Investor Relations — Corporate Governance” portion of our website at http://www.superiorwells.com.

Compensation Committee
      The Compensation Committee’s function is to support the board of directors in fulfilling its oversight responsibilities relating to senior management and director compensation. In this regard, the board of directors and Compensation Committee seek to align total compensation for the Chief Executive Officer and other senior executives with the long-term interests of stockholders. The Compensation Committee oversees our 2005 Stock Incentive Plan. The board of directors has determined that all members of the Compensation Committee are independent as that term is defined in the rules of the Nasdaq Stock Market.
      The Compensation Committee is composed of Messrs. Neal, Mendicino and Staley, each of whom the board of directors has determined qualifies as an independent director under the rules of the Nasdaq Stock Market. Mr. Staley serves as the Chairman of the Compensation Committee.
      Our board of directors has adopted a written charter for the compensation committee, which is available on the “Investor Relations — Corporate Governance” portion of our website at http://www.superiorwells.com.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Compensation of Executive Officers
      The following summary compensation table presents information concerning compensation earned in the fiscal years ended December 31, 2005, 2004 and 2003 by our Chief Executive Officer and the four other most highly compensated executive officers of at the end of 2005, whom we refer to as our “named executive officers.”

					Long-Term
					Compensation
	Annual Compensation(1)
					Restricted
				Other Annual	Stock		All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(2)	Awards ($)		Compensation(3)

David E. Wallace	2005	$265,150	$150,500	$—	$558,200	(4)	$—
Chairman of the Board	2004	$209,400	$100,000	—			—
and Chief Executive Officer	2003	$108,800	$100,000	—			—

Jacob B. Linaberger	2005	$256,100	$150,500	$—	$418,650	(4)	$—
President	2004	$200,400	$100,000	—			—
	2003	$99,800	$100,000	—			—

Thomas W. Stoelk	2005	$89,250	$50,250	$—	$279,100	(4)	$—
Vice President and	2004	—	—	—			—
Chief Financial Officer	2003	—	—	—			—

Rhys R. Reese	2005	$256,100	$150,500	$—	$418,650	(4)	$—
Executive Vice President,	2004	$200,400	$100,000	—			—
Chief Operating Officer	2003	$99,800	$100,000	—			—
and Secretary

Fred E. Kistner	2005	$107,600	$6,500	$—	$195,370	(4)	$8,545
Vice President and	2004	$81,740	$6,000	—			$6,568
Controller	2003	$68,575	$5,000	—			—

(1)	The salary noted in this table for the years 2003 and 2004 and through the first seven months of 2005 were paid to the named executives by DJR Partners, Inc., which provided management services to Superior Well Services, Ltd. Messrs. Wallace, Linaberger, Stoelk, Reese and Kistner will be entitled to the compensation described in “— Employment Agreements” pursuant to the terms of their respective employment agreements.

(2)	Excludes perquisites and other personal benefits, securities or property received by the named executive officer that are less than either $50,000 or 10% of the total annual salary and bonus reported for the named executive officer.

(3)	Represents our contribution to our 401(k) plan.

(4)	On January 20, 2006, each of Messrs. Wallace, Linaberger, Stoelk, Reese and Kistner were granted an award of restricted shares of our common stock, par value $0.01, subject to a service requirement that he continue to serve as an officer for five years from the grant of date or forfeit a percentage of the restricted shares granted. Messrs. Wallace, Linaberger, Stoelk, Reese and Kistner were granted awards of 20,000, 15,000, 10,000, 15,000 and 7,000 restricted shares, respectively. The vesting schedule for the restricted share grants is set forth in the table below:

Percentage of Total Number of
Number of Full Years	Restricted Shares as to Which
Employed by Superior	Forfeiture Restrictions Lapse

Less than 1 year	0%
1 year	15%
2 years	30%
3 years	45%
4 years	60%
5 years or more	100%
Compensation of Directors
      Directors who are our employees do not receive a retainer or fees for service on our board of directors or any committees. We will pay non-employee members of the board for their service as directors. Directors who are not employees will receive an annual retainer of $30,000 and a fee of $1,500 for each board or committee meeting attended in person, and a fee of $1,000 for attendance at a board or committee meeting held telephonically. The chairman of the Audit Committee of our board of directors also receives an additional annual retainer of $10,000. In addition, each non-employee director is eligible to receive awards under our 2005 Stock Incentive Plan, including stock awards in lieu of annual retainers and meeting fees. Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses related to the performance of their duties as directors.
Stock Incentive Plan
      The following contains a summary of the material terms of our 2005 Stock Incentive Plan, which was adopted by our board of directors and approved by our stockholders. The description of such terms is not complete. For more information, we refer you to the full text of the Stock Incentive Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      The Stock Incentive Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights issued in tandem with stock options or phantom stock awards, restricted stock, phantom stock, performance awards and other stock-based awards to our employees, directors and consultants and to employees and consultants of our affiliates, provided that incentive stock options may be granted solely to employees. A maximum of 2,700,000 shares of common stock may be delivered pursuant to awards under the Stock Incentive Plan. The number of shares deliverable pursuant to awards under the Stock Incentive Plan is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other similar changes in our common stock. Shares of common stock used to pay exercise prices or purchase prices and to satisfy tax withholding obligations with respect to awards as well as shares covered by awards that expire, terminate or lapse will again be available for awards under the Stock Incentive Plan.
      Administration. The Stock Incentive Plan is administered by our Compensation Committee. The Compensation Committee has the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the Stock Incentive Plan and the manner in which such awards will vest. The Compensation Committee is authorized to construe the Stock Incentive Plan, to prescribe rules and regulations relating to the Stock Incentive Plan, and to make any other determinations that it deems necessary or advisable for administering the Stock Incentive Plan. The Compensation Committee may correct any defect, supply any omission or reconcile any inconsistency in the Stock Incentive Plan in the manner and to the extent the Compensation Committee deems expedient to carry the Stock Incentive Plan into effect.

      Stock Options. The Compensation Committee determines the exercise price for each stock option. However, options must generally have an exercise price at least equal to the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the exercise price:

•	in cash;

•	if the option agreement so provides, by a “cashless exercise,” in accordance with procedures approved by the Compensation Committee; or

•	if the option agreement so provides, by delivery of a number of shares of common stock (plus cash if necessary) having a fair market value equal to the option price.
      Stock Appreciation Rights. A stock appreciation right permits the holder to receive an amount (in cash, common stock, or a combination thereof) equal to the number of stock appreciation rights exercised by the holder, multiplied by the excess of the fair market value of common stock on the exercise date over the stock appreciation rights’ exercise price. Stock appreciation rights may be granted in connection with the grant of an option or a phantom stock award. The exercise price of stock appreciation rights granted under the Stock Incentive Plan will be determined by the Compensation Committee; provided, however, that such exercise price cannot be less than the fair market value of a share of common stock on a date the stock appreciation right is granted (subject to adjustments). A stock appreciation right may be exercised in whole or in such installments and at such times as determined by the Compensation Committee.
      Restricted Stock Awards. Pursuant to a restricted stock award, shares of common stock may be granted at any time the award is made with or without any cash payment to us, as determined by the Compensation Committee; provided, however, that such shares will be subject to certain restrictions on the disposition thereof and certain obligations to forfeit such shares to us as may be determined in the discretion of the Compensation Committee. The Compensation Committee may provide that the restrictions on disposition may lapse based upon (a) the attainment of specific performance targets established by the Compensation Committee that are based on (1) the price of a share of common stock, (2) our earnings per share, (3) our market share, (4) market share of a business unit, (5) our sales, (6) sale of a business unit, (7) our net income or that of any business unit, (8) cash flow return on our investments or a business unit, (9) our earnings before or after interest, taxes, depreciation, and/or amortization or those of a business unit, (10) economic value added, (11) return on stockholders’ equity achieved by us, or (12) total stockholders’ return achieved by us; (b) the participant’s continued service with us; (c) the occurrence of any other event or condition specified by the Compensation Committee in its sole discretion; or (d) a combination of any of the foregoing factors. The performance targets may be made subject to adjustment for specified unusual and nonrecurring events and may be absolute, relative to one or more other companies, or relative to one or more indices. A participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of such shares until the expiration of the restriction period.
      In December 2005, the Compensation Committee authorized a grant to our directors and officers and certain of our employees of up to an aggregate of 299,000 shares of restricted stock, at a purchase price of $1.00 per share. In January 2006, we granted a portion of such restricted stock awards to our named executive officers, as disclosed above under the heading “— Compensation of Executive Officers.” The aggregate market value of the award was approximately $8.5 million, before the impact of income taxes. We are recognizing the expense in connection with the restricted shares ratably over the five-year vesting period.
      Performance Awards. Under the Stock Incentive Plan, the Compensation Committee may grant performance awards that vest upon such terms and conditions as the Compensation Committee may establish, including the achievement of performance criteria. To the extent earned, performance awards may be paid in common stock or in cash or any combination thereof as determined by the Compensation Committee.
      Phantom Stock Awards. The Stock Incentive Plan permits grants of phantom shares, which are rights to receive shares of common stock (or the fair market value thereof), or rights to receive an amount equal to any appreciation or increase in the fair market value of common stock over a period of time, which vest over a period of time established by the Compensation Committee, without satisfaction of any performance criteria. Phantom stock awards do not require any cash payment to us, except to the extent otherwise provided by the Compensation Committee. Following the end of the vesting period for a phantom stock award (or such other time as the applicable phantom stock award agreement may provide), payment for the award may be paid in common stock or in cash or any combination thereof as determined by the Compensation Committee.
      Bonus Stock Awards. The Stock Incentive Plan permits grants of bonus stock awards, which are unrestricted shares of common stock delivered to the participant at the time of the award. Bonus stock awards need not be subject to performance criteria or objectives or to forfeiture. The purchase price, if any, for common stock issued in connection with a bonus stock award shall be determined by the Compensation Committee in its sole discretion.
      Transferability. Unless otherwise determined by the Compensation Committee, awards granted under the Stock Incentive Plan are not transferable other than, by will or by the laws of descent and distribution, or, in some cases, pursuant to the terms of a qualified domestic relations order. Incentive stock options may be exercisable during the participant’s lifetime only by such participant or his legal representative or guardian.
      Change of Control. In the event of a “Corporate Change” (as defined in the Stock Incentive Plan), the Compensation Committee may provide for:

•	the substitution of similar options with respect to the stock of the successor company;

•	the acceleration of the vesting of all or any portion of certain Awards; or

•	the mandatory surrender to us by selected participants of some or all of the outstanding Awards held by such participants, at which time we will cancel such Awards and cause to be paid to each affected participant a certain amount of cash per share, as specified in the Stock Incentive Plan.
      Amendment and Termination. Our board of directors in its discretion may terminate the Stock Incentive Plan at any time with respect to any shares of common stock for which Awards have not been granted. Our board of directors may alter or amend the Stock Incentive Plan from time to time, except that no change may be made that would impair the rights of a participant with respect to an outstanding Award without the consent of the participant. In addition, our board of directors may not, without approval of our stockholders:

•	amend the Stock Incentive Plan to increase the maximum aggregate number of shares that may be issued under the Stock Incentive Plan;

•	increase the maximum number of shares that may be issued under the Stock Incentive Plan through incentive stock options or change the class of individuals eligible to receive awards under the Stock Incentive Plan; or

•	amend any outstanding option agreement to lower the option price or cancel and replace any outstanding option agreement with an option agreement having a lower option price.
401(k) Plan
      We have a Section 401(k) Retirement Savings Plan. The 401(k) plan is a tax-qualified retirement plan. Under the 401(k) plan, participants may elect to defer up to 15% of their compensation on a pre-tax basis and have it contributed to the plan. We make matching contributions of 25% of employee deferrals up to 12% of their compensation and may elect to make discretionary contributions to the 401(k) plan, which would be allocated on the basis of compensation. All matching contributions and discretionary contributions under the 401(k) plan are subject to vesting over a five-year period.
Employment Agreements of Messrs. Wallace, Linaberger and Reese
      We have entered into employment agreements with each of Messrs. Wallace, Linaberger, and Reese. These employment agreements have an initial term that expires on August 3, 2008 but will automatically be extended for successive one-year terms unless either party gives written notice within 90 days prior to the end of the term to the other party that such party desires not to renew the employment agreement. The employment agreements provide for an annual base salary of $309,400 for Mr. Wallace and of $300,400 for each of Messrs. Linaberger and Reese. In addition, each of Messrs. Wallace, Linaberger, and Reese is eligible to participate in any annual bonus plan applicable to the executive and approved by our board of directors or the Compensation Committee, in amounts to be determined by the Compensation Committee, based on criteria established by the Compensation Committee. During the period of employment under these agreements, each of the employees is entitled to additional benefits, including reimbursement of business and entertainment expense, paid vacation, the use of a car leased by our company, and participation in other company benefits, plans, or programs that may be available to other executive employees of our company.
      If any of these officers are involuntarily terminated without cause, the officer will be entitled to severance in an amount equal to two times his annual base salary, to be paid over a two-year period in monthly payments equal to one-twelfth his annual base salary. If such involuntary termination occurs during a change of control period, this severance amount will be paid in a lump sum. In addition to such severance payment(s), the officer may be entitled to continue to participate in certain employee benefit plans for a period of up to two years following a non-change of control involuntary termination or up to three years following an involuntary termination due to a change of control.
      In addition, each of these employment agreements contains provisions that prohibit, with certain limitations, Messrs. Wallace, Linaberger, and Reese from competing with us, soliciting any of our customers, vendors, or acquisition candidates, or soliciting or hiring any of our employees or inducing any of them to terminate their employment with us. This non-competition restriction will continue for a period of two years following termination of employment.
Employment Agreements of Messrs. Stoelk and Kistner
      We have also entered into employment agreements with each of Messrs. Stoelk and Kistner that have an initial term that expires on June 1, 2008 and August 3, 2008, respectively, but will automatically be extended for successive one-year terms unless either party gives written notice within 90 days prior to the end of the term to the other party that such party desires not to renew the employment agreement. The employment agreements for Messrs. Stoelk and Kistner provide for an annual base salary of $153,000 and $120,000, respectively. In addition, each of these officers is eligible to participate in any annual bonus plan applicable to the executive and approved by our board of directors or the Compensation Committee, in amounts to be determined by the Compensation Committee, based on criteria established by the Compensation Committee. During the period of employment under these agreements, each of these officers will also be entitled to additional benefits, including reimbursement of business and entertainment expense, paid vacation, the use of a car leased by our company, and participation in other company benefits, plans, or programs that may be available to other executive employees of our company.
      If either of Messrs. Stoelk or Kistner is involuntarily terminated without cause, he will be entitled to severance in an amount equal to one-half employee’s annual base salary, to be paid over a six-month period in monthly payments equal to one-twelfth his annual base salary. If such involuntary termination occurs during a change of control period, this severance amount will be paid in a lump sum. In addition to such severance payment(s), the officer may be entitled to continue to participate in certain employee benefit plans for a period of up to six months following his involuntary termination of employment.
      In addition, each of these employment agreements contains provisions that prohibit Messrs. Stoelk and Kistner from soliciting any of our customers, vendors, or acquisition candidates or soliciting or hiring any of our employees or inducing any of them to terminate their employment with us. This non-solicitation restriction will continue for a period of two years following termination of employment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2006 (except as otherwise indicated) by:

•	each person or group that is known to us to beneficially own more than five percent of our common stock;

•	each director and each named executive officer; and

•	all directors and executive officers as a group.

		Percent of
Name and Address of Beneficial Owner(1)	Ownership	Class(2)

C. H. Snyder, Jr.(3)	1,752,708	8.9%
Dennis C. Snyder(4)	3,794,183	19.3%
Richard G. Snyder(5)	3,794,183	19.3%
Mark A. Snyder(6)	2,952,392	15.0%
David E. Snyder(7)	3,194,160	16.3%
Thomas C. Snyder(8)	2,678,585	13.6%
Snyder Associated Companies, Inc.(9)	1,632,827	8.3%
Jacob B. Linaberger(10)	1,439,800	7.3%
David E. Wallace(11)	1,436,221	7.3%
Rhys R. Reese(12)	1,431,221	7.3%
C. H. Snyder, Jr. Grantor Retained Annuity Trust(13)	1,078,915	5.5%
Thomas W. Stoelk(14)	10,000	*
Fred E. Kistner(15)	7,000	*
Anthony J. Mendicino(16)	10,000	*
Charles C. Neal(17)	15,000	*
John A. Staley, IV(18)	10,000	*
Gilder, Gagnon, Howe & Co. LLC(19)	1,571,272	8.0%
All directors and executive officers as a group (10 persons)	8,753,086	44.5%

*	Less than 1%

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Superior Well Services, Inc., 1380 Rt. 286 East, Suite 121, Indiana, PA 15701 and such beneficial owner has sole voting and dispositive power over such shares.

(2)	Based upon an aggregate of 19,655,567 shares outstanding prior to this offering, which includes 278,900 outstanding restricted shares issued pursuant to our 2005 Stock Incentive Plan.

(3)	Mr. C. H. Snyder, Jr. indirectly owns 1,632,827 shares through Snyder Associated Companies, Inc. Mr. C. H. Snyder, Jr. is a shareholder of Snyder Associated Companies, Inc., serves as its Executive Vice President and is a member of its board of directors. As such, Mr. C. H. Snyder, Jr. may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc. In addition, of the shares indicated as beneficially owned by Mr. C. H. Snyder, Jr., 119,881 shares are indirectly owned by him through Buffalo Valley Real Estate Co., which directly owns the 119,881 shares. Mr. C. H. Snyder, Jr. is an executive officer and director of Buffalo Valley Real Estate Co., and, as such, he may be deemed to have voting and dispositive power over the shares directly owned by Buffalo Valley Real Estate Co. The address of Mr. C. H. Snyder, Jr. is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(4)	Of the shares indicated as beneficially owned by Mr. Dennis C. Snyder, 1,082,441 shares are directly owned by him and 1,632,827 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the shares through Snyder Industries, Inc., its wholly owned subsidiary. Mr. Dennis C. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and is a member of its board of directors. As such, Mr. Dennis C. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc. In addition, of the shares indicated as beneficially owned by Mr. Dennis C. Snyder, 1,078,915 shares are indirectly owned by him through the C. H. Snyder, Jr. Grantor Retained Annuity Trust, which directly owns the shares. Mr. Dennis C. Snyder is a trustee and beneficiary of the C. H. Snyder, Jr. Grantor Retained Annuity Trust, and, as such, he may be deemed to have voting and dispositive power over the shares directly owned by the C. H. Snyder, Jr. Grantor Retained Annuity Trust. The address of Mr. Dennis C. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(5)	Of the shares indicated as beneficially owned by Mr. Richard G. Snyder, 1,082,441 shares are directly owned by him and 1,632,827 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the shares through Snyder Industries, Inc., its wholly owned subsidiary. Mr. Richard G. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and is a member of its board of directors. As such, Mr. Richard G. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc. In addition, of the shares indicated as beneficially owned by Mr. Richard G. Snyder, 1,078,915 shares are indirectly owned by him through the C. H. Snyder, Jr. Grantor Retained Annuity Trust, which directly owns the shares. Mr. Richard G. Snyder is a trustee and beneficiary of the C. H. Snyder, Jr. Grantor Retained Annuity Trust, and, as such, he may be deemed to have voting and dispositive power over the shares directly owned by the C. H. Snyder, Jr. Grantor Retained Annuity Trust. The address of Mr. Richard G. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(6)	Of the shares indicated as beneficially owned by Mark A. Snyder, 1,199,684 shares are directly owned by him, including 10,000 restricted shares issued to him pursuant to our 2005 Stock Incentive Plan, and 1,632,827 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the shares through Snyder Industries, Inc., its wholly owned subsidiary. Mr. Mark A. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Secretary and is a member of its board of directors. As such, Mr. Mark A. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc. Of the shares indicated as beneficially owned by Mr. Mark A. Snyder, 119,881 shares are indirectly owned by him through Buffalo Valley Real Estate Co., which directly owns the 119,881 shares. Mr. Mark A. Snyder is an executive officer and director of Buffalo Valley Real Estate Co. As such, he may be deemed to have voting and dispositive power over the shares directly owned by Buffalo Valley Real Estate Co. The address of Mr. Mark A. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(7)	Of the shares indicated as beneficially owned by David E. Snyder, 1,441,452 shares are directly owned by him, including 10,000 restricted shares issued to him pursuant to our 2005 Stock Incentive Plan, and 1,632,827 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the shares through Snyder Industries, Inc., its wholly owned subsidiary. Mr. David E. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and Treasurer and is a member of its board of directors. As such, Mr. David E. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc. Of the shares indicated as beneficially owned by Mr. David E. Snyder, 119,881 shares are indirectly owned by him through Buffalo Valley Real Estate Co., which directly owns the 119,881 shares. Mr. David E. Snyder is an executive officer and director of Buffalo Valley Real Estate Co. As such, he may be deemed to have voting and dispositive power over the shares directly owned by Buffalo Valley Real Estate Company. The address of Mr. David E. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(8)	Of the shares indicated as beneficially owned by Thomas C. Snyder, 1,045,758 shares are directly owned by him and 1,632,827 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the shares through Snyder Industries, Inc., its wholly owned subsidiary. Mr. Thomas C. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and is a member of its board of directors. As such, Mr. Thomas C. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies,

Inc. The address of Mr. Thomas C. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(9)	Snyder Associated Companies, Inc. indirectly owns the 1,632,827 shares through Snyder Industries, Inc., its wholly owned subsidiary. The address of Snyder Associated Companies, Inc. is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(10)	Of the shares indicated as beneficially owned by Jacob B. Linaberger, 1,432,300 shares are directly owned by him, including 15,000 restricted shares issued to him pursuant to our 2005 Stock Incentive Plan. 5,000 shares are indirectly owned by him though his wife, Filomena Linaberger, who directly owns the shares. In addition, 2,500 shares are indirectly owned by him through his daughter, Jenna Linaberger, who directly owns the shares. Filomena Linaberger is the custodian of the 2,500 shares owned by Jenna Linaberger. Mr. Linaberger may be deemed to have voting and dispositive power over the shares directly owned by his wife and his daughter.

(11)	Includes 20,000 restricted shares issued pursuant to our 2005 Stock Incentive Plan that are directly owned by David E. Wallace.

(12)	Includes 15,000 restricted shares issued pursuant to our 2005 Stock Incentive Plan that are directly owned by Rhys R. Reese.

(13)	The address of C. H. Snyder, Jr. Grantor Retained Annuity Trust is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(14)	Includes 10,000 restricted shares issued pursuant to our 2005 Stock Incentive Plan that are directly owned by Thomas W. Stoelk.

(15)	Includes 7,000 restricted shares issued pursuant to our 2005 Stock Incentive Plan that are directly owned by Fred E. Kistner.

(16)	Includes 10,000 restricted shares issued pursuant to our stock incentive plan that are directly owned by Anthony J. Mendicino. The address of Mr. Mendicino is c/o UGI Corp, 460 North Gulph Road, King of Prussia, PA 19406.

(17)	Of the shares indicated as beneficially owned by Charles C. Neal, 10,000 restricted shares issued pursuant to our 2005 Stock Incentive Plan are directly owned by him and 5,000 shares are indirectly owned by him through Chas. A. Neal & Company. Charles C. Neal is a director and the President of Chas. A. Neal, and, as such he may be deemed to have voting and dispositive power over the shares directly owned by Chas. A. Neal & Company. Mr. Neal’s address is 25 First Ave. N.E. P.O. Box 269, Miami, OK 74355.

(18)	Includes 10,000 restricted shares issued pursuant to our stock incentive plan that are directly owned by John A. Staley, IV. Mr. Staley’s address is One Oxford Centre, Suite 3950, Pittsburgh, PA 15219.

(19)	Based solely on information furnished in the Schedule 13G filed with the SEC by such entity on February 14, 2006. Gilder, Gagnon, Howe & Co. LLC is a broker or dealer registered under Section 15 of the Exchange Act. Gilder, Gagnon, Howe & Co. LLC reported that the entity had shared power to dispose or direct the disposition of 1,571,272 shares. The shares reported include 1,350,696 shares held in customer accounts over which partners and/or employees of the Gilder, Gagnon, Howe & Co. LLC have discretionary authority to dispose of or direct the disposition of the shares, 212,076 shares held in accounts owned by the partners of the Gilder, Gagnon, Howe & Co. LLC and their families, and 8,500 shares held in the account of the profit-sharing plan of Gilder, Gagnon, Howe & Co. LLC.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
      The descriptions set forth below are qualified in their entirety by reference to the applicable agreements.
Transactions Related to Our Initial Public Offering
      Immediately prior to the closing of our initial public offering in August 2005, Superior Well Services, Ltd. and Bradford Resources, Ltd. were combined under a holding company structure pursuant to a contribution agreement whereby they became wholly owned subsidiaries of Superior Well Services, Inc. Each of the general and limited partners in Superior Well Services, Ltd. and Bradford Resources, Ltd. received shares of common stock in Superior Well Services, Inc. in exchange for their respective general and limited partner interests. Bradford Resources, Ltd. distributed $7.6 million to its partners and Superior Well Services, Ltd. distributed $1.9 million to its partners. The distribution by Bradford Resources Ltd. was funded by additional bank indebtedness. Superior Well Services, Inc. assumed this indebtedness as a result of the consolidation of Superior Well Services, Ltd. and Bradford Resources, Ltd. and repaid this indebtedness with a portion of the net proceeds received in our initial public offering. The distribution by Superior Well Services, Ltd. to its partners was funded by cash on hand.
      Prior to our initial public offering, each of David E. Wallace, Jacob B. Linaberger, Rhys R. Reese, David E. Snyder, Mark A. Snyder, C.H. Snyder, Jr., Dennis C. Snyder, Richard G. Snyder and Thomas C. Snyder were limited partners in Superior Well Services, Ltd. Each of David E. Snyder, Mark A. Snyder, C.H. Snyder, Jr., Dennis C. Snyder, Richard G. Snyder and Thomas C. Snyder were stockholders and/or executive officers of each general partner of Superior Well Services, Ltd. and Bradford Resources, Ltd. In addition, each of David E. Snyder, Mark A. Snyder, C.H. Snyder, Jr., Dennis C. Snyder, Richard G. Snyder and Thomas C. Snyder are stockholders and/or executive officers of Snyder Associated Companies, Inc. Prior to our initial public offering, Allegheny Mineral Corporation, Armstrong Cement & Supply Corp. and Glacial Sand & Gravel Company, each a wholly owned subsidiary of Snyder Associated Companies, Inc., owned all of the limited partner interests in Bradford Resources, Ltd.
      Superior Well Services, Inc. owns all the limited partner interests of each of Superior Well Services, Ltd. and Bradford Resources, Ltd., and Superior GP, L.L.C. is the general partner of each of Superior Well Services, Ltd. and Bradford Resources, Ltd. Superior GP, L.L.C. is a member-managed limited liability company, and Superior Well Services, Inc. is its sole member. As the general partner of each of Superior Well Services, Ltd. and Bradford Resources, Ltd., Superior GP, L.L.C., directly manages and controls their respective businesses and affairs. Superior Well Services, Ltd. provides all of our technical pumping and downhole surveying services. Bradford Resources, Ltd. owns substantially all of our technical pumping and downhole surveying equipment, which it leases to Superior Well Services, Ltd. under an intercompany lease.
Transactions with Officers, Directors and Significant Stockholders
      Superior Well Services, Ltd. performs well services for Snyder Brothers, Inc., an oil and natural gas exploration and production company of which David E. Snyder, Mark A. Snyder and Thomas C. Snyder are executive officers. Snyder Brothers, Inc. is a wholly owned subsidiary of Snyder Associated Companies, Inc. The amounts paid by Snyder Brothers, Inc. for those well services were approximately $3.9 million in 2003, $4.2 million in 2004, $5.6 million in 2005 and $2.8 million for the three months ended March 31, 2006. We believe the terms of these transactions reflect, and will continue to reflect, terms that would be no less favorable to us than those that would be available between unaffiliated third parties.
      Superior Well Services, Ltd. purchases cement from Armstrong Cement & Supply Corp. and Mark Ann Industries, Inc. David E. Snyder, Mark A. Snyder, Dennis C. Snyder, Richard G. Snyder and Thomas C. Snyder are stockholders and/or executive officers of Mark Ann Industries, Inc. The amounts of cement purchased by Superior Well Services, Ltd. from Armstrong Cement & Supply Corp. and Mark Ann Industries, Inc. were approximately $1.3 million in 2003, $1.6 million in 2004, $2.1 million in 2005 and $0.5 million for the three months ended March 31, 2006. We believe that the terms of these transactions reflect, and will continue to reflect, terms that would be no less favorable to us than those that would be available between unaffiliated third parties.
      Superior Well Services, Ltd. paid fees of $0.3 million in 2004 to Buffalo Valley, Ltd. for partnership management services. David E. Snyder, Mark A. Snyder, Dennis C. Snyder, Richard G. Snyder and Thomas C. Snyder are limited partners of Buffalo Valley, Ltd. and David E. Snyder and Mark A. Snyder are executive officers of Buffalo Valley Real Estate Co., which was the general partner of Buffalo Valley, Ltd. and Superior Well Services, Ltd. Since our initial public offering in August 2005, we no longer purchase these services. Superior Well Services, Ltd. paid fees of $0.2 million in 2003 and $0.1 million in 2005 to Snyder Associated Companies, Inc. for partnership management services. Since our initial public offering in August 2005, we no longer purchase these services.
      Superior Well Services, Ltd. paid fees of $0.7 million in 2003, $1.0 million in 2004 and $0.4 million in 2005 to DJR Partners, Inc. for partnership management services. David E. Wallace, Jacob B. Linaberger and Rhys R. Reese are each stockholders, directors and executive officers of DJR Partners, Inc. Since our initial public offering in August 2005, we no longer purchase these services.
      Prior to our initial public offering, Bradford Resources, Ltd. had a $21.5 million credit facility with a commercial bank. Bradford Resources, Ltd.’s obligations under the credit facility were guaranteed by each of Superior Well Services, Ltd., Allegheny Mineral Corporation, Armstrong Cement & Supply Corp. and Glacial Sand & Gravel Company. These guarantees were terminated following the closing of our initial public offering.
      Prior to our initial public offering, Superior Well Services, Ltd. had a $9.5 million line of credit with a commercial bank. Superior Well Services, Ltd.’s obligations under the line of credit were guaranteed by Allegheny Mineral Corporation. This guarantee was terminated following the closing of our initial public offering.
      Prior to our initial public offering, Bradford Resources, Ltd. and Superior Well Services, Ltd. were parties to an equipment lease pursuant to which Superior Well Services, Ltd. leased certain equipment that Bradford Resources, Ltd. originally purchased for approximately $51.1 million. Under this lease, Superior Well Services, Ltd. made monthly rental payments to Bradford Resources, Ltd. of approximately $0.4 million, subject to quarterly adjustments. As described above under “— Transactions Related to Our Initial Public Offering,” each of Superior Well Services, Ltd. and Bradford Resources, Ltd. became our wholly owned subsidiaries at the time of our initial public offering.
Conflicts of Interest
      Generally, directors and officers have a fiduciary duty to manage their company in a manner beneficial to the company and its stockholders. As discussed above under “— Transactions With Officers, Directors and Significant Stockholders,” two of our directors, David E. Snyder and Mark A. Snyder, are significant stockholders of various companies for which we have performed services or from which we have purchased materials and supplies. While we believe that the terms of these transactions reflect, and will continue to reflect, terms that would be no less favorable to us than those that would be available between unaffiliated third parties, these relationships involve potential conflicts of interest. The approval of a majority of the independent directors on our board of directors is required to approve any transaction or business relationship that our board of directors determines involves a conflict of interest.
Registration Rights Agreement
      In connection with the contribution agreement related to our initial public offering, we entered into a registration rights agreement with holders of our common stock prior to our initial public offering under which such holders received certain demand and piggyback registration rights for the 14,103,474 shares of our common stock that they received in the transactions contemplated by the contribution agreement. These holders included David E. Wallace, Jacob B. Linaberger, Rhys R. Reese, David E. Snyder, Mark A. Snyder, C.H. Snyder, Jr., Dennis C. Snyder, Richard G. Snyder and Thomas C. Snyder and certain of their respective affiliates. Under this registration rights agreement, these holders have the right to cause us to register the sale of these shares under the Securities Act. Whenever sales of these shares are registered under the Securities Act, these shares will become freely tradable immediately upon the effectiveness of the registration, except for shares purchased by affiliates. The registration rights agreement also provides that we will pay the costs and expenses, other than underwriting discounts and commissions, related to the registration and sale of shares by these stockholders that are registered pursuant to this agreement. The agreement contains customary registration procedures and indemnification and contribution provisions for the benefit of these stockholders and us.
Indemnification Agreements
      We have entered into indemnification agreements with all of our directors and Messrs. Kistner, Linaberger, Reese and Stoelk under which we will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. These persons will be indemnified to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. The indemnification agreements also provide for the advancement of expenses to these directors and officers in connection with any suit or proceeding.

SELLING STOCKHOLDERS
      The following table shows the beneficial ownership of common stock held by the selling stockholders prior to this offering and to be held after completion of this offering. Each of the selling stockholders acquired its common stock in connection with the transactions contemplated by the contribution agreement entered into at the time of our initial public offering in August 2005. For more information, please read “Certain Relationships and Related-Party Transactions — Transactions Related to Our Initial Public Offering.”
      We and the selling stockholders are parties to a registration rights agreement. This registration rights agreement gives the holders of the securities covered under the agreement rights to request registration of their common stock and to participate in any registration by us of any of our shares of common stock for sale to the public pursuant to the Securities Act (other than in connection with mergers, acquisitions, exchange offers, options or other employee benefit plans). We are required to pay all registration expenses if these registration rights are exercised, other than underwriting discounts and selling commissions. For a more detailed discussion of the registration rights agreement, please read “Certain Relationships and Related-Party Transactions — Registration Rights Agreement” and “Shares Eligible for Future Sale.” For more information about the selling stockholders, including their positions and other material relationships with us, please read “Management” and “Certain Relationships and Related-Party Transactions.”

	Shares Beneficially			Shares Beneficially
	Owned Prior			Owned After
	to this Offering		Number of	this Offering
			Shares
Name and Address of Beneficial Owner(1)	Number	Percent(2)	Offered	Number	Percent(3)

Snyder Associated Companies, Inc.(4)	1,632,827	8.3%	600,000	1,032,827	4.8%
C. H. Snyder, Jr. Grantor Retained Annuity Trust(5)	1,078,915	5.5%	200,000	878,915	4.1%
Dennis C. Snyder(6)	3,794,183	19.3%	200,000	2,794,183	12.9%
Richard G. Snyder(7)	3,794,183	19.3%	200,000	2,794,183	12.9%
Mark A. Snyder(8)	2,952,392	15.0%	200,000	2,152,392	9.9%
David E. Snyder(9)	3,194,160	16.3%	300,000	2,294,160	10.6%
Thomas C. Snyder(10)	2,678,585	13.6%	200,000	1,878,585	8.7%
Jacob B. Linaberger(11)	1,439,800	7.3%	300,000	1,139,800	5.3%
David E. Wallace(12)	1,436,221	7.3%	300,000	1,136,221	5.3%
Rhys R. Reese(13)	1,431,221	7.3%	300,000	1,131,221	5.2%

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Superior Well Services, Inc., 1380 Rt. 286 East, Suite 121, Indiana, PA 15701 and such beneficial owner has sole voting and dispositive power over such shares.

(2)	Based upon an aggregate of 19,655,567 shares outstanding prior to this offering, which includes 278,900 outstanding restricted shares issued pursuant to our stock incentive plan.

(3)	Based upon an aggregate of 21,655,567 shares outstanding after completion of this offering.

(4)	Snyder Associated Companies, Inc. indirectly owns the 1,632,827 shares through Snyder Industries, Inc., its wholly owned subsidiary. The address of Snyder Associated Companies, Inc. is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(5)	The address of the C.H. Snyder, Jr. Grantor Retained Annuity Trust is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(6)	Of the shares indicated as beneficially owned by Mr. Dennis C. Snyder, 1,082,441 shares are directly owned by him and 1,632,827 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the shares through Snyder Industries, Inc., its wholly owned subsidiary. Mr. Dennis C. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and is a member of its board of directors. As such, Mr. Dennis C. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc. In addition, of the shares indicated as beneficially owned by Mr. Dennis C. Snyder, 1,078,915 shares are indirectly owned by him through the C. H. Snyder, Jr. Grantor Retained Annuity Trust, which directly owns the shares. Mr. Dennis C. Snyder is a trustee and beneficiary of the C. H. Snyder, Jr. Grantor Retained Annuity Trust, and, as such, he may be deemed to have voting and dispositive power over the shares directly owned by the C. H. Snyder, Jr. Grantor Retained Annuity Trust. The address of Mr. Dennis C. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(7)	Of the shares indicated as beneficially owned by Mr. Richard G. Snyder, 1,082,441 shares are directly owned by him and 1,632,827 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the shares through Snyder Industries, Inc., its wholly owned subsidiary. Mr. Richard G. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and is a member of its board of directors. As such, Mr. Richard G. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc. In addition, of the shares indicated as beneficially owned by Mr. Richard G. Snyder, 1,078,915 shares are indirectly owned by him through the C. H. Snyder, Jr. Grantor Retained Annuity Trust, which directly owns the shares. Mr. Richard G. Snyder is a trustee and beneficiary of the C. H. Snyder, Jr. Grantor Retained Annuity Trust, and, as such, he may be deemed to have voting and dispositive power over the shares directly owned by the C. H. Snyder, Jr. Grantor Retained Annuity Trust. The address of Mr. Richard G. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(8)	Of the shares indicated as beneficially owned by Mark A. Snyder, 1,199,684 shares are directly owned by him, including 10,000 restricted shares issued to him pursuant to our 2005 Stock Incentive Plan, and 1,632,827 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the shares through Snyder Industries, Inc., its wholly owned subsidiary. Mr. Mark A. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Secretary and is a member of its board of directors. As such, Mr. Mark A. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc. Of the shares indicated as beneficially owned by Mr. Mark A. Snyder, 119,881 shares are indirectly owned by him through Buffalo Valley Real Estate Co., which directly owns the 119,881 shares. Mr. Mark A. Snyder is an executive officer and director of Buffalo Valley Real Estate Co. As such, he may be deemed to have voting and dispositive power over the shares directly owned by Buffalo Valley Real Estate Co. The address of Mr. Mark A. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(9)	Of the shares indicated as beneficially owned by David E. Snyder, 1,441,452 shares are directly owned by him, including 10,000 restricted shares issued to him pursuant to our 2005 Stock Incentive Plan, and 1,632,827 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the shares through Snyder Industries, Inc., its wholly owned subsidiary. Mr. David E. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and Treasurer and is a member of its board of directors. As such, Mr. David E. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc. Of the shares indicated as beneficially owned by Mr. David E. Snyder, 119,881 shares are indirectly owned by him through Buffalo Valley Real Estate Co., which directly owns the 119,881 shares. Mr. David E. Snyder is an executive officer and director of Buffalo Valley Real Estate Co. As such, he may be deemed to have voting and dispositive power over the shares directly owned by Buffalo Valley Real Estate Company. The address of Mr. David E. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(10)	Of the shares indicated as beneficially owned by Thomas C. Snyder, 1,045,758 shares are directly owned by him and 1,632,827 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the shares through Snyder Industries, Inc., its wholly owned subsidiary. Mr. Thomas C. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and is a member of its board of directors. As such, Mr. Thomas C. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated

Companies, Inc. The address of Mr. Thomas C. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(11)	Of the shares indicated as beneficially owned by Jacob B. Linaberger, 1,432,300 shares are directly owned by him, including 15,000 restricted shares issued to him pursuant to our 2005 Stock Incentive Plan. 5,000 shares are indirectly owned by him though his wife, Filomena Linaberger, who directly owns the shares. In addition, 2,500 shares are indirectly owned by him though his daughter, Jenna Linaberger, who directly owns the shares. Filomena Linaberger is the custodian of the 2,500 shares owned by Jenna Linaberger. Mr. Linaberger may be deemed to have voting and dispositive power over the shares directly owned by his wife and his daughter.

(12)	Includes 20,000 restricted shares issued pursuant to our 2005 Stock Incentive Plan that are directly owned by David E. Wallace.

(13)	Includes 15,000 restricted shares issued pursuant to our 2005 Stock Incentive Plan that are directly owned by Rhys R. Reese.

DESCRIPTION OF CAPITAL STOCK
      Upon the completion of this offering, our authorized capital stock will consist of:

•	70,000,000 shares of common stock, $0.01 par value; and

•	10,000,000 shares of preferred stock, $0.01 par value, none of which are currently designated.
      Upon the completion of this offering, 21,655,567 shares of common stock and no shares of preferred stock will be outstanding.
      The following summarizes the material provisions of our capital stock and important provisions of our certificate of incorporation and bylaws. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.
Common Stock
      Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. The holders of common stock are entitled to receive dividends as may be declared by the board of directors. Upon our liquidation, dissolution or winding up, and subject to any prior rights of outstanding preferred stock, the holders of our common stock will be entitled to share pro rata in the distribution of all of our assets available for distribution to our stockholders after satisfaction of all of our liabilities and the payment of the liquidation preference of any preferred stock that may be outstanding. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable. The holders of our common stock will have no preemptive or other subscription rights to purchase our common stock.
Preferred Stock
      Subject to the provisions of the certificate of incorporation and limitations prescribed by law, the board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, which may be senior to those of the common stock, without further vote or action by the stockholders. We have no present plans to issue any shares of preferred stock.
      One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and, as a result, protect the continuity of our management. The issuance of shares of the preferred stock under the board of directors’ authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.
Provisions of Our Certificate of Incorporation and Bylaws

Written Consent of Stockholders
      Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.

Amendment of the Bylaws
      Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by the holders of not less than two-thirds of the voting power of all outstanding voting stock.

Classified Board
      Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but our certificate of incorporation provides that our board of directors must consist of not less than three nor more than eleven directors.

Special Meetings of Stockholders
      Our bylaws preclude the ability of our stockholders to call special meetings of stockholders.

Other Limitations on Stockholder Actions
      Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. In addition, the ability of our stockholders to remove directors without cause is precluded.

Limitation of Liability of Officers and Directors
      Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and

•	for any transaction from which the director derived an improper personal benefit.
      The effect of these provisions is to eliminate our rights and our stockholders’ rights, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Business Combination Under Delaware Law
      We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.
      Section 203 defines a “business combination” as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholders. Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15%

or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless:

•	our board of directors approved either the business combination or the transaction that resulted in the stockholders becoming an interested stockholder prior to the date the person attained the status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and issued employee stock plans, under which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by our board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.
      This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our certificate of incorporation in the future to elect not to be governed by the anti-takeover law. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between us and any person who became an interested stockholder on or before the adoption of the amendment.
      Pursuant to a registration rights agreement among us and the holders of our common stock prior to our initial public offering, such holders are entitled to rights with respect to the registration under the Securities Act of 12,916,667 shares of our common stock including the 2,800,000 shares offered by the selling stockholders as part of this offering. Whenever sales of those shares are registered under the Securities Act, those shares will become freely tradeable immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Please read “Certain Relationships and Related-Party Transactions — Registration Rights Agreement” for more information about the registration rights agreement.
Transfer Agent and Registrar
      American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.
Quotation of Common Stock
      Our common stock is traded on the Nasdaq National Market under the symbol “SWSI.”

SHARES ELIGIBLE FOR FUTURE SALE
      After this offering, 21,655,567 shares of common stock will be outstanding, or 22,375,567 shares if the underwriters exercise their over-allotment option in full. The 4,800,000 shares sold in this offering, or 5,520,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act, except for any shares purchased by one of our “affiliates” as defined in Rule 144 under the Securities Act, which shares will be “restricted securities” within the meaning of Rule 144. Prior to this offering, a total of 13,041,741 shares are “restricted securities” within the meaning of Rule 144 or will be subject to lock-up agreements as described below.
      The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold under an exemption from registration, such as the exemption provided by Rule 144. In August 2006, the shares of common stock issued to stockholders prior to our initial public offering will be eligible for resale into the public market pursuant to Rule 144, subject to the expiration of the lock-up agreements described below.
      The holders of 12,916,667 shares of our common stock issued prior to our initial public offering have certain demand and piggyback registration rights granted them in connection with our initial public offering. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. These holders are selling 2,800,000 shares of common stock in this offering. In addition, by including shares held by those holders in this offering, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.
      Our officers and directors and the selling stockholders have entered into lock-up agreements described in “Underwriting.” After the expiration of these lock-up agreements, the shares of common stock that were issued to these persons prior to our initial public offering, as well as shares that were issued to other stockholders prior to our initial public offering, will generally be eligible for resale into the public market pursuant to Rule 144.
      As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them, or are perceived by the market as intending to sell them.
      We filed a registration statement with the SEC in December 2005 on Form S-8 providing for the registration of 2,700,000 shares of our common stock issued or reserved for issuance under our 2005 Stock Incentive Plan. Subject to the expiration of lock-ups we and certain of our stockholders have entered into and any applicable restrictions or conditions contained in our 2005 Stock Incentive Plan, the shares issued to participants in our 2005 Stock Incentive Plan and registered under the registration statement on Form S-8 are available for resale immediately in the public market without restriction.
Rule 144
      In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on the Nasdaq during the four calendar weeks immediately preceding the date on which the notice of the sale on Form 144 is filed with the SEC.
      Sales under Rule 144 are also subject to other provisions relating to notice and manner of sale and the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provision of Rule 144.

UNDERWRITING
      Subject to the terms and conditions set forth in an underwriting agreement by and among KeyBanc Capital Markets, a division of McDonald Investments Inc., as representative for the underwriters named in the agreement, us and the selling stockholders, we and the selling stockholders have agreed to sell each underwriter, and each underwriter has severally agreed to purchase from us and the selling stockholders, the number of common stock shares set forth opposite its name in the table below:

Underwriter	Number of Shares

KeyBanc Capital Markets, a division of McDonald Investments Inc.
A.G. Edwards & Sons, Inc.
RBC Capital Markets Corporation
Simmons & Company International
Johnson Rice & Company L.L.C.

Total	4,800,000

      Under the terms of the underwriting agreement, the underwriters are committed to purchase all of these shares if any shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
      The underwriting agreement provides that the underwriters’ obligations to purchase the common stock depends on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us and the selling stockholders to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.
      The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain dealers at such price less a concession not in excess of $                    per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $                    per share to other dealers. If all of the shares are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.
      We have granted the underwriters an option to purchase up to 720,000 additional shares from us at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter’s initial amount reflected in the above table.

      The following table shows the per share and total underwriting discount that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

		Total Without	Total With
	Per Share	Option Exercised	Option Exercised

Public offering price	$	$	$
Underwriting discount payable by us(1)	$	$	$
Underwriting discount payable by selling stockholders	$	$	$
Proceeds (before expenses) to us	$	$	$
Proceeds (before expenses) to the selling stockholders	$	$	$

(1)	The underwriting discount is 5%, or $ per share.
      We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $0.7 million.
      We, our executive officers and directors and the selling stockholders have agreed with the underwriters, for a period of 90 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, hedge or otherwise dispose of any common shares or any securities convertible into or exchangeable for common stock, without the prior written consent of McDonald Investments Inc. Prior to this offering, 13,041,741 shares of common stock are beneficially owned by our executive officers and directors and the selling stockholders. However, McDonald Investments Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. When determining whether to release securities from the lock-up agreements, McDonald Investments Inc. may consider, among other factors, market conditions at the time, the number of securities for which the release is requested and the stockholder’s reasons for requesting the release. Notwithstanding the foregoing, if, under certain circumstances, we issue an earnings release or announce that we will release earnings or material news or a material event regarding our company occurs, then the lock-up period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      Until the distribution of the shares of our common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases of shares in the open market while this offering is in progress to peg, fix, or maintain that price. These transactions also may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us. The underwriters may reduce that short position by purchasing shares in the open market or by exercising all or part of the over-allotment option described above. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of our common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Neither we nor the underwriters make any representation or prediction as to the effect the transactions described above may have on the price of our common stock. Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them without notice at any time.
      In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
      KeyBank National Association and other affiliates of McDonald Investments Inc. have investment discretion over accounts which may include shares of our common stock. In addition, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other transactions with us and perform services for us in the ordinary course of their business. They have received customary fees and commissions for those transactions. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.
LEGAL MATTERS
      The validity of the shares of common stock offered by this prospectus and certain other legal matters in connection with this offering will be passed upon for us by Vinson & Elkins LLP and passed upon for the underwriters by Jones Day.
EXPERTS
      The consolidated financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 for Superior Well Services, Inc. included elsewhere in this prospectus and in the registration statement have been so included in reliance upon the reports of Schneider Downs & Co., Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 regarding the common stock. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common stock offered in this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on its public reference facilities. In addition, our public filings can also be inspected and copied at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.
      We file or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above.

      Our website on the Internet is located at http://www.superiorwells.com, and our periodic reports and other information filed with or furnished to the SEC are available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address: Superior Well Services, Inc., Attention: Vice President and Chief Financial Officer, 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701, (724) 465-8904.
      We will furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We will also furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Superior Well Services, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005 and as of March 31, 2006 (unaudited)	F-3
Consolidated Statements of Income for the years ended December 31, 2003, 2004 and 2005 and for the three-month periods ended March 31, 2005 and 2006 (unaudited)	F-4
Consolidated Statements of Changes in Capital and Stockholders’ Equity for the years ended December 31, 2003, 2004 and 2005 and for the three-month period ended March 31, 2006 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005 and for the three-month periods ended March 31, 2005 and 2006 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Superior Wells Services, Inc.
      We have audited the accompanying consolidated balance sheets of Superior Wells Services, Inc. (Superior) as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of Superior’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Superior is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Superior’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Superior as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ SCHNEIDER DOWNS & CO., INC.
Pittsburgh, Pennsylvania
March 6, 2006

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31,
		2005	2006
	2004	(Superior Well	(Superior Well
	(Partnerships)	Services, Inc.)	Services, Inc.)

			(unaudited)
	(in thousands, except per share data)
Current Assets:
Cash and cash equivalents	$1,544	$10,765	$5,478
Trade accounts receivable, net of allowance of $0, $134, and $209, respectively	11,292	23,381	28,327
Inventories	1,835	3,761	4,491
Prepaid expenses	336	1,157	905
Deferred income taxes	—	303	516

Total current assets	15,007	39,367	39,717
Property, Plant and Equipment:
Land	320	420	420
Building and improvements	961	1,842	1,980
Equipment and vehicles	53,347	84,184	98,899
Construction in progress	792	8,760	7,938

	55,420	95,206	109,237
Accumulated depreciation	(14,826)	(22,515)	(25,437)

Total property, plant and equipment, net	40,594	72,691	83,800
Intangible assets, net of accumulated amortization of $380, $665 and $736, respectively	1,045	760	689
Other assets	36	273	266

Total assets	$56,682	$113,091	$124,472

Current Liabilities:
Accounts payable — trade	$4,240	$7,737	$6,360
Income taxes payable	—	—	3,808
Note payable	3,955	—	—
Current portion of long-term debt	1,860	179	169
401(k) plan contribution and withholding	651	911	497
Advance payments on servicing contracts	201	479	1,327
Accrued wages and health benefits	665	841	1,647
Other accrued liabilities	198	706	836

Total current liabilities	11,770	10,853	14,644
Long-term debt	11,093	1,258	1,223
Deferred income taxes	—	9,587	10,142
Partners’ capital	33,819

Total liabilities and partners’ capital	$56,682

Stockholders’ Equity:
Common stock, voting, par $.01 per share, 70,000,000 shares authorized, 19,376,667 and 19,655,567 shares issued and outstanding at December 31, 2005 and March 31, 2006, respectively		194	197
Additional paid-in capital		91,944	92,655
Retained earnings (deficit)		(745)	5,611

Total stockholders’ equity		91,393	98,463

Total liabilities and stockholders’ equity		$113,091	$124,472

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,			Three Months Ended March 31,

			2005		2006
	2003	2004	(Superior Well	2005	(Superior Well
	(Partnerships)	(Partnerships)	Services, Inc.)	(Partnerships)	Services, Inc.)

				(unaudited)	(unaudited)
	(in thousands, except per share data)
Revenue	$51,462	$76,041	$131,733	$26,025	$47,687
Cost of revenue	35,581	54,447	90,258	17,380	31,736

Gross profit	15,881	21,594	41,475	8,645	15,951
Selling, general and administrative expenses	7,609	11,339	17,809	3,281	5,526

Operating income	8,272	10,255	23,666	5,364	10,425
Interest expense	78	310	566	159	38
Other (expense) income	20	(148)	193	10	141

Income before income taxes	8,214	9,797	23,293	5,215	10,528
Income taxes
Current	—	—	4,542	—	3,830
Deferred	—	—	9,284	—	342

	—	—	13,826	—	4,172

Net income	$8,214	$9,797	$9,467	$5,215	$6,356

Pro forma data (unaudited):
Historical income before taxes	$8,214	$9,797		$5,215
Pro forma income tax expense	3,528	4,249		2,262

Net income adjusted for pro forma income tax expense	$4,686	$5,548		$2,953

Earnings per common share:
Basic and fully diluted			$0.49		$0.33

Pro forma basic and fully diluted (unaudited)	$0.24	$0.29		$0.15

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND STOCKHOLDERS’ EQUITY

	Partnerships			Superior Well Services, Inc.

		Accumulated			Additional
	Partners’	Comprehensive	Notes	Common	Paid-In	Retained
	Capital	Income (Loss)	Receivable	Stock	Capital	Deficit	Total

	(in thousands)
BALANCE, DECEMBER 31, 2002	$18,924	$—	$(87)	$—	$—	$—	$18,837
Net income prior to reorganization	8,214						8,214
Unrealized losses on interest rate swaps		(56)					(56)

Total comprehensive income							8,158

Contributions	5,600						5,600
Distributions to partners	(2,492)						(2,492)
Collection of notes receivable			9				9

BALANCE, DECEMBER 31, 2003	30,246	(56)	(78)	—	—	—	30,112
Net income prior to reorganization	9,797						9,797
Unrealized losses on interest rate swaps		58					58

Total comprehensive income							9,855

Distributions to partners	(6,158)						(6,158)
Collection of notes receivable			10				10

BALANCE, DECEMBER 31, 2004	33,885	2	(68)	—	—	—	33,819
Net income prior to reorganization	10,212						10,212
Net (loss) after reorganization						(745)	(745)

Net income for 2005							9,467
Other		(2)					(2)

Total comprehensive income							9,465

Distributions to partners	(13,719)						(13,719)
Collection of notes receivable			68				68
Reorganization effected through contribution of partnership interests to Superior Well Services, Inc.	(30,378)			141	30,237		—
Issuance of common stock in connection with initial public offering				53	61,707		61,760

BALANCE, DECEMBER 31, 2005	—	—	—	194	91,944	(745)	91,393
Net income (unaudited)						6,356	6,356
Issuance of restricted stock awards (unaudited)				3	276		279
Stock-based compensation (unaudited)					435		435

BALANCE, MARCH 31, 2006 (unaudited)	$—	$—	$—	$197	$92,655	$5,611	$98,463

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF CASH FLOWS

				Three Months Ended
	Years Ended December 31,			March 31,

			2005		2006
	2003	2004	(Superior Well	2005	(Superior Well
	(Partnerships)	(Partnerships)	Services, Inc.)	(Partnerships)	Services, Inc.)

				(unaudited)	(unaudited)
	(in thousands)
Cash flows from operations:
Net income	$8,214	$9,797	$9,467	$5,215	$6,356
Adjustments to reconcile net income to net cash provided by operations:
Deferred income taxes	—	—	9,284	—	342
Depreciation and amortization	3,465	5,057	8,698	1,595	2,993
Loss on disposal of equipment	31	185	280	—	—
Stock-based compensation	—	—	—	—	435
Changes in assets and liabilities:
Trade accounts receivable	(2,131)	(4,273)	(12,089)	(2,614)	(4,946)
Inventory	(38)	(1,096)	(1,926)	(246)	(730)
Prepaid expenses and other assets	(493)	438	(821)	(104)	259
Accounts payable	(2,364)	2,113	3,497	254	(1,377)
Income taxes payable	—	—	—	—	3,808
401(k) plan contribution and withholding	118	263	260	(440)	(414)
Advance payments on servicing contracts	(138)	69		278	848
Accrued wages and health benefits	(97)	287	176	373	806
Other accrued liabilities	125	59	786	312	130

Net cash provided by operations	6,692	12,899	17,612	4,623	8,510
Cash flows from investing:
Expenditures for property, plant and equipment	(9,150)	(19,409)	(40,790)	(6,425)	(14,031)
Expenditures for acquisition	(2,125)	—	—	—	—
Proceeds (expenditures) for other assets	—	—	(239)	—	—
Advances on notes receivable	—	—	68	41	—
Proceeds from notes receivable	510	10	—	—	—

Net cash used in investing	(10,765)	(19,399)	(40,961)	(6,384)	(14,031)
Cash flows from financing:
Principal payments on long-term debt	(178)	(188)	(12,236)	(470)	(45)
Proceeds from long-term borrowings	—	12,880	720	—	—
Proceeds from note payable	1,897	217	10,511	1,932	—
Payments on note payable	—	—	(14,466)	—	—
Net proceeds from initial public offering	—	—	61,760	—	—
Issuance of restricted stock awards	—	—	—	—	279
Distributions to partners	(2,492)	(6,158)	(13,719)	(13)	—
Partners’ contributions	5,600	—	—	—	—

Net cash provided by financing	4,827	6,751	32,570	1,449	234

Net increase (decrease) in cash and cash equivalents	754	251	9,221	(312)	(5,287)
Cash and cash equivalents, beginning of fiscal year	539	1,293	1,544	1,544	10,765

Cash and cash equivalents, end of fiscal year	$1,293	$1,544	$10,765	$1,232	$5,478

Supplemental disclosure of cash flow data:
Interest paid	$83	$310	$587	$116	$16
Income taxes paid	$—	$—	$5,156	$—	$69
Non-cash transactions:
Equipment acquired through seller financed debt	$150	$55	$—	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization
      Superior Well Services, Inc. (“Superior”) was formed as a Delaware corporation on March 2, 2005 for the purpose of serving as the parent holding company for Superior GP, L.L.C. (“Superior GP”), Superior Well Services, Ltd. (“Superior Well”) and Bradford Resources, Ltd. (“Bradford”). In May 2005, Superior and the partners of Superior Well and Bradford entered into a contribution agreement that resulted in the partners of Superior Well and Bradford contributing their respective partnership interests to Superior in exchange for shares of common stock of Superior (the “Contribution Agreement”). Superior Well and Bradford are Pennsylvania limited partnerships that became wholly owned subsidiaries of Superior in connection with its initial public common stock offering. The former partners of Superior Well and Bradford received 14,103,474 shares of common stock of Superior in exchange for their partnership interests.
      In August 2005, Superior completed its initial public offering of 6,460,000 shares of its common stock, which included 1,186,807 shares sold by selling stockholders and 840,000 shares sold by Superior to cover the exercise by the underwriters of an option to purchase additional shares to cover over-allotments. Proceeds to Superior, net of the underwriting discount and offering expenses, were approximately $61.8 million.
      Superior Well provides a wide range of well services to oil and gas companies, primarily technical pumping and down-hole surveying services, in many of the major oil and natural gas producing regions of the United States.
      Bradford owns oil and gas well services equipment and provides, through leasing arrangements, substantially all of Superior Well’s equipment needs. All of Bradford’s revenues are derived from Superior Well and have been eliminated in the amounts presented.

2.	Summary of Significant Accounting Policies

Basis of Presentation
      The consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in the United States of America (GAAP). These financial statements reflect all adjustments that, in our opinion, are necessary to fairly present our financial position and results of operations. Significant intercompany accounts and transactions have been eliminated in consolidation.
      The consolidated financial statements as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 are unaudited and reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of financial condition and results of operations.
      At December 31, 2005 and March 31, 2006, the accompanying consolidated financial statements include the accounts of Superior and its wholly-owned subsidiaries Superior Well, Bradford and Superior GP. Superior Well and Bradford (“Partnerships” or “Predecessor Companies”), prior to the effective date of the Contribution Agreement, were entities under common control arising from common direct or indirect ownership of each. The transfer of the Partnerships assets and liabilities to Superior (see Note 1) represented a reorganization of entities under common control and was accounted for at historical cost.
      The three months ended March 31, 2005 include the combined operations for the Partnerships. Prior to the reorganization, the Partnerships were not subject to federal and state corporate income taxes. The statements of income reflect federal and state income taxes for the five months of operations following the reorganization. Additionally, Superior recorded a non-cash adjustment of $8.6 million to record the deferred tax asset and liabilities arising from the differences in the financial statement and tax bases of assets and liabilities that existed at that time. The $8.6 million non-cash adjustment is included in the deferred income tax provision for the year ended December 31, 2005.

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimates and Assumptions
      Superior uses certain estimates and assumptions that affect reported amounts and disclosures. These estimates are based on judgments, probabilities and assumptions that are believed to be reasonable but inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Superior is subject to risks and uncertainties that may cause actual results to differ from estimated amounts.

Cash and Cash Equivalents
      All cash and cash equivalents are stated at cost, which approximates market. Superior considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Superior maintains cash at various financial institutions that may exceed federally insured amounts.

Trade Accounts Receivable
      Accounts receivable are carried at the amount owed by customers. Superior grants credit to all qualified customers, which are mainly independent and major oil and gas companies. Management periodically reviews accounts receivable for credit risks resulting from changes in the financial condition of its customers. Once an account is deemed not to be collectible, the remaining balance is charged to the reserve account. During 2003, 2004 and 2005, Superior recorded bad debt expense of $79,300, $5,300 and $144,200, respectively. For the three-month periods ended March 31, 2005 and 2006, Superior recorded bad debt expense of $-0- (unaudited) and $75,000 (unaudited), respectively.

Property, Plant and Equipment
      Superior’s property, plant and equipment are stated at cost less accumulated depreciation. The costs are depreciated using the straight-line and accelerated methods over their estimated useful lives. The estimated useful lives range from 15 to 30 years for building and improvements and range from 5 to 10 years for equipment and vehicles. Depreciation expense, excluding intangible amortization, amounted to $3.4 million, $4.8 million and $8.4 million in 2003, 2004 and 2005, respectively. For the three months ended March 31, 2005 and 2006, depreciation expense amounted to $1.5 million (unaudited) and $2.9 million (unaudited), respectively.
      Repairs and maintenance costs that do not extend the useful lives of the asset are expensed in the period incurred. Gain or loss resulting from the retirement or other disposition of assets is included in income.
      Superior reviews long-lived assets for impairment whenever there is evidence that the carrying value of such assets may not be recoverable. The review consists of comparing the carrying value of the asset with the asset’s expected future undiscounted cash flows without interest costs. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and their eventual dispositions are less than the asset’s carrying value. Estimates of expected future cash flows represent management’s best estimate based on reasonable and supportable assumptions.

Revenue Recognition
      Superior’s revenue is comprised principally of service revenue. Product sales represent approximately 1% of total revenues. Services and products are generally sold based on fixed or determinable pricing agreements with the customer and generally do not include rights of return. Service revenue is recognized when the services are provided and collectibility is reasonably assured. Substantially all of Superior’s services performed for customers are completed at the customer’s site within one day. Superior recognizes revenue from product sales when the products are delivered to the customer and collectibility is reasonably assured.

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Products are delivered and used by our customers in connection with the performance of our cementing services. Product sale prices are determined by published price lists provided to our customers.

Inventories
      Inventories, which consist principally of materials consumed in Superior’s services provided to customers, are stated at the lower of cost or market using the specific identification method.

Insurance Expense
      Superior self-insures employee health insurance plan costs. At March 31, 2006, the annual policy limitation is $75,000 of claims per employee with a maximum out-of-pocket exposure of $3.2 million. Aggregate claims exceeding the $3.2 million policy limit are paid by the insurer. The estimated costs of claims under this self-insurance program are accrued as the claims are incurred (although actual settlement of the claims may not be made until future periods) and may subsequently be revised based on developments relating to such claims.

Income Taxes
      Superior accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” This statement requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in Superior’s financial statements or tax returns. Using this method, deferred tax liabilities and assets were determined based on the difference between the financial carrying amounts and tax bases of assets and liabilities using enacted tax rates. Prior to becoming wholly owned subsidiaries of Superior, the Partnerships were not taxable entities for federal or state income tax purposes and, accordingly, were not subject to federal or state corporate income taxes. For the years ended December 31, 2003 and 2004 and the three-month period ended March 31, 2005, pro forma income tax expense (unaudited) has been computed at statutory rates to provide the reader of the financial statements with a pro forma net income (unaudited) consistent with the entity structure change referenced in Note 1.

Interest Rate Risk Management
      Prior to repayment of its variable rate bank debt, Superior used an interest rate swap agreement to manage the risk that future cash flows associated with interest payments on its variable rate debt may be adversely affected by volatility in market rates. Superior settled the interest rate swap agreement in August 2005, and recorded a $20,000 gain on settlement. The interest rate swap had a notional principal amount of $3 million and a fixed rate of 3.28%. The fair market value of the interest rate swap was $1,723 and $32,248 (unaudited) as of December 31, 2004 and March 31, 2005, respectively. The unrealized gain on the interest rate swap included in accumulated other comprehensive income was $58,000 and $30,000 (unaudited) at December 31, 2004 and March 31, 2005, respectively.

Fair Value of Financial Instruments
      Superior’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and notes payable. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of such instruments. The carrying value of notes payable and long-term debt approximates fair value, since the interest rates are market-based and are generally adjusted periodically.
      Additionally, interest rate swaps are recorded at fair value in accordance with Statement of Financial Accounting Standards (SFAS) No. 133.

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Superior’s financial instruments are not held for trading purposes.

Intangible Assets
      Superior’s intangible assets are customer relationships related to a 2003 acquisition. The gross amount of $1,425,000 is being amortized at $285,000 per year.

Concentration of Credit Risk
      Substantially all of our customers are engaged in the oil and natural gas industry. This concentration of customers may impact overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions.
      Two customers individually accounted for 21% and 13% and 22% and 11% of Superior’s revenue for the years ended December 31, 2003 and 2004. One customer accounted for 18% of Superior’s revenue for the year ended December 31, 2005. Two customers individually accounted for 22% and 6% and 19% and 14% of Superior’s revenue for the three months ended March 31, 2005 and 2006, respectively. At December 31, 2005 and March 31, 2006, one customer accounted for 15% and 18% and eight customers accounted for 46% and 57% of Superior’s accounts receivable.

Stock-Based Compensation
      Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS No. 123R”). Under this standard, companies are required to account for such equity transactions using an approach in which the fair value of an award is estimated at the date of grant and recognized as an expense over the requisite service period. Compensation expense is adjusted for equity awards that do not vest because service or performance conditions are not satisfied.

Weighted average shares outstanding
      The weighted average shares outstanding computation of basic and diluted earnings per share for the three months ended March 31, 2006 takes into account 19,376,667 of common shares outstanding immediately after completion of the initial public offering and the 278,900 restricted common share awards that are described in Note 10, which were issued in March 2006. This resulted in 19,389,063 average shares outstanding for the three months ended March 31, 2006. For the pro forma calculations of earnings per share for the three months ended March 31, 2005, all shares outstanding immediately after the initial public offering were assumed to have been issued at the beginning of the period. This resulted in 19,376,667 average shares outstanding for the three months ended March 31, 2005.

Reclassification
      Certain prior amounts have been reclassified to conform with 2005 presentation. We have regrouped certain repair and vehicle expenses associated with our shop operations, uniform cleaning expenses and maintenance expenses from “Selling, general and administrative expenses” into “Cost of revenue” in order to better segregate the expense items between those more closely related to serving our customers versus those expenses, which in nature are not directly related to servicing customers. The reclassifications had no impact on operating income for any of the periods presented.

Recently Issued Guidance
      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46(R), which revised certain provisions in the original interpretation and permitted multiple effective dates based upon the nature and formation date of the variable interest entity. Adoption of the provisions of FIN 46 did not have a material impact on Superior’s financial position or results of operations.
      In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements for voluntary changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions and makes a distinction between retrospective application of an accounting principle and the restatement of financial statements to reflect the correction of an error. Additionally, SFAS No. 154 requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have an impact on Superior’s Consolidated Financial Statements.

3.	Notes Receivable — Limited Partners
      Superior Well sold limited partnership interests, amounting to 40% ownership, to three individuals during the year ended December 31, 2000. Capital contributions made to Superior Well for these limited partnership interests aggregated $200,000, of which $87,000 was received in cash and $113,000 was received through issuance of notes receivable. The notes receivable were due in monthly installments totaling $1,338, including interest at 7.5%, through January 2010. The notes were repaid prior to the initial public offering. The amount outstanding as of December 31, 2004 and March 31, 2005 was $68,000 and $27,000 (unaudited), respectively.

4.	Debt
      In October 2005, Superior entered into a revolving credit loan with its existing lending institution. The new agreement provides for a $20 million revolving credit facility and matures in October 2008. Interest on the revolving credit facility will be at LIBOR plus a spread of 1% to 1.25%, based upon certain financial ratios, or the prime lending rate, at Superior’s option. The loan is secured by Superior’s accounts receivable, inventory and equipment. The revolving credit loan requires the Company to maintain a maximum debt to EBITDA ratio and a minimum amount of adjusted net tangible worth, as defined under the credit agreement. At March 31, 2006, Superior had no borrowings under the revolving credit loan, $20 million of borrowing availability and was in compliance with its financial covenants.
      Bradford had a $12.0 million mortgage note payable maturing in January 2010 that was repaid and terminated in August 2005. Interest on the mortgage note payable was at LIBOR plus 1.2%. The weighted average interest rate for the three months ended March 31, 2005 was 3.6%.
      Bradford had a $9.5 million note payable maturing January 2011 that was repaid and terminated in August 2005. Obligations under the agreement were guaranteed by Superior Well and the former limited partners of Bradford. Interest on the note payable was at LIBOR plus 1%. During 2005, the weighted average interest rate on the outstanding borrowings was 3.9%.

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Long-term debt consisted of the following (amounts in thousands):

		2005	March 31, 2006
	2004	(Superior Well	(Superior Well
	(Partnerships)	Services, Inc.)	Services, Inc.)

			(unaudited)
Notes payable due through December 2010, collateralized by specific buildings and equipment	$127	$292	$268
Notes payable to a bank with interest at LIBOR plus 1.2% due in monthly installments of $142,857 plus interest and a balloon payment of $3.4 million due January 2010, collateralized by all of the equipment	12,000	—	—
Mortgage notes payable to a bank with interest at the bank’s prime lending rate minus 1%, payable in monthly installments of $7,111 plus interest through January 2019, collateralized by real property	826	1,145	1,124

	12,953	1,437	1,392
Less — Payments due within one year	1,860	179	169

Total	$11,093	$1,258	$1,223

      Principal payments required under our long-term debt obligations during the next five years and thereafter are as follows: 2006 — $179,000, 2007 — $139,000, 2008 — $139,000, 2009 — $139,000, 2010 — $121,000 and thereafter $720,000.

5.	Note Payable
      Superior Well had a $9.5 million revolving credit agreement (“Note Payable”) that was repaid in August 2005. The Note Payable was terminated in October 2005. Interest on the Note Payable was at LIBOR plus 1%. There were no outstanding borrowings as of March 31, 2005.

6.	Income taxes
      Superior accounts for income taxes and the related accounts under the liability method. Deferred taxes and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverse.
      As indicated in Note 2, the conveyance of the Partnerships to Superior represented a reorganization of entities under common control. Prior to becoming wholly owned subsidiaries of Superior, the Partnerships were not taxable entities for federal or state income tax purposes and, accordingly, were not subject to federal or state corporate income taxes. At the date of reorganization, Superior recorded a non-cash adjustment of $8.6 million to record the deferred tax asset and liabilities arising from the differences in the financial statement and tax bases of assets and liabilities that existed at that time. Substantially all of the balance at reorganization is attributable to depreciation differences in property, plant and equipment. The adjustment resulted from the change in tax status from non-taxable entities to an entity which is subject to taxation.

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The provision for income taxes is comprised of (amounts in thousands):

	As of the Date of	For the Year Ended
	Reorganization	December 31, 2005	March 31, 2006

			(unaudited)
Current:
State and local		$852	$715
U.S. federal		3,690	3,115

Total current		4,542	3,830
Deferred:
State and local	1,421	1,667	61
U.S. federal	7,156	7,617	281

Total deferred	8,577	9,284	342

Provision for income tax expense	$8,577	$13,826	$4,172

      Significant components of Superior’s deferred tax assets and liabilities are as follows (amounts in thousands):

	December 31,	March 31,
	2005	2006

		(unaudited)
Deferred tax assets:
Restricted stock	$252	$172
Accrued expenses and other	51	262
Allowance for doubtful accounts receivable	—	82

Total deferred tax assets	303	516

Deferred tax liabilities:
Depreciation differences on property, plant and equipment	(9,587)	(10,142)

Total deferred	(9,587)	(10,142)

Net deferred taxes	$(9,284)	$(9,626)

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A reconciliation of income tax expense using the statutory U.S. income tax rate compared with actual income tax expense is as follows (amounts in thousands):

	Year Ended	Three Months Ended
	December 31, 2005	March 31, 2006

		(unaudited)
Income before income taxes	$23,293	$10,528
Statutory U.S. income tax rate	35%	35%

Tax expense using statutory U.S. income tax rate	8,153	3,684
State income taxes less federal income tax benefit, related to post reorganization income	621	504
Deferred income taxes established at date of reorganization	8,708	—
Tax effect of pre-tax income prior to reorganization not subject to income taxes	(3,574)	—
Other	(82)	(16)

Income tax expense	$13,826	$4,172

Effective income tax rate	59%	40%

7.	401(k) Plan
      Superior Well has a defined contribution profit sharing/401(k) retirement plan (“the Plan”) covering substantially all employees. Employees are eligible to participate after six months of service. Under terms of the Plan, employees are entitled to contribute up to 15% of their compensation, within limitations prescribed by the Internal Revenue Code. Superior Well makes matching contributions of 25% of employee deferrals up to 12% of their compensation and may elect to make discretionary contributions to the Plan, all subject to vesting ratably over a five-year period. Discretionary contributions made to the Plan were approximately $356,000, $571,000 and $810,000 in 2003, 2004 and 2005, respectively.

8.	Related-Party Transactions
      Superior Well provides technical pumping services and down-hole surveying services to a customer owned by certain stockholders and directors of Superior. The total amount of services provided to this affiliated party was approximately $3,906,000, $4,248,000 and $5,588,000 in 2003, 2004 and 2005, respectively. During the three months ended March 31, 2005 and 2006, the total amounts of services provided to this affiliated party was approximately $1,634,000 (unaudited) and $2,754,000 (unaudited), respectively. The accounts receivable outstanding from the affiliated party were $402,000, $366,000 and $560,000 (unaudited) for the periods ended December 31, 2004 and 2005 and March 31, 2006.
      Superior Well also regularly purchases, in the ordinary course of business, materials from vendors owned by certain stockholders and directors of Superior. The total amounts paid to these affiliated parties were approximately $1,329,000, $1,623,000 and $2,141,000 in 2003, 2004 and 2005 respectively. During the three months ended March 31, 2005 and 2006, the total amounts paid to these $602,000 (unaudited) and $530,000 (unaudited) for the three months ended March 31, 2005 and 2006, respectively. Superior Well had accounts payable to these affiliates of $159,000, $173,000 and $249,000 (unaudited) at December 31, 2004 and 2005 and March 31, 2006, respectively.
      Prior to Superior’s initial public offering in August 2005, administrative and management services were provided to Superior Well by affiliates that were owned by certain partners of Superior Well. The total amounts paid to these affiliated entities were approximately $979,000, $1,298,000 and $594,000 in 2003, 2004 and 2005, respectively. During the three months ended March 31, 2005, the amounts paid to these

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
affiliated parties were approximately $198,000 (unaudited). Following Superior’s initial public offering, Superior Well no longer required these administrative and management services.
      Distributions were made to the former partners of Superior Well and Bradford amounting to approximately $13,000 (unaudited) for the three months ended March 31, 2005. A significant portion of the distributions were to fund tax obligations as a result of partners being taxed on their proportionate share of Superior Well’s taxable income.
      In February 2006, Superior discovered it had paid $305,000 in state income taxes in November 2005 with respect to the operations of Superior Well that related to periods prior to the time Superior acquired Superior Well from the partners of Superior Well in August 2005. These former partners included, among others, certain executive officers and directors of Superior. After review, the Audit Committee of Superior’s Board of Directors determined that the contribution agreement under which Superior acquired Superior Well from these former partners did not provide for the payment by Superior of such state tax payments that were incorrectly made by Superior. All of the former partners of Superior Well have since reimbursed Superior for the full amount of their respective portions of those state tax payments.

9.	Commitments and Contingencies
      Minimum annual rental payments, principally for non-cancelable real estate and vehicle leases with terms in excess of one year, in effect at December 31, 2005, were as follows: 2006-$1,305,000; 2007-$1,111,000; 2008-$934,000; 2009-$527,000 and 2010-$153,000.
      Total rental expense charged to operations was approximately $662,000, $697,000 and $968,000 in 2003, 2004 and 2005, respectively. Total rental expense charged to operations was approximately $309,000 (unaudited) and $363,000 (unaudited) for the three months ended March 31, 2005 and 2006, respectively.
      Bradford had commitments of approximately $3.6 million for capital expenditures as of December 31, 2004. Superior Well had commitments of approximately $34.2 million and $28.4 million (unaudited) for capital expenditures as of December 31, 2005 and March 31, 2006, respectively.
      Superior is involved in various legal actions and claims arising in the ordinary course of business. Management is of the opinion that the outcome of these lawsuits will not have a material adverse effect on the financial position, results of the operations or liquidity of Superior.

10.	Stock Incentive Plan
      In July 2005, Superior adopted a stock incentive plan for its employees. The 2005 Stock Incentive Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, phantom stock awards, performance awards, bonus stock awards or any combination of the foregoing to employees, directors and consultants. A maximum of 2,700,000 shares of common stock may be delivered pursuant to awards under the 2005 Stock Incentive Plan. The Compensation Committee of the Board of Directors, which is composed entirely of independent directors, will determine all awards made pursuant to the 2005 Stock Incentive Plan.
      On January 20, 2006, each of the non-employee directors of Superior were granted an award of 10,000 restricted shares of common stock in consideration of the unique obligations associated with being a director of a newly public company. The total non-employee director awards amounted to 50,000 shares. The award is subject to a service requirement that requires the director to continuously serve as a member of the Board of Directors of Superior from the date of grant through the number of years following the date of grant as set forth in the

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
following schedule. The forfeiture restrictions lapse with respect to a percentage of the aggregate number of restricted shares in accordance with the following schedule:

Percentage of Total Number
Of Restricted Shares as to Which
Number of Full Years	Forfeiture Restrictions Lapse

Less than 1 year	0%
1 year	15%
2 years	30%
3 years	45%
4 years	60%
5 years or more	100%
      On January 20, 2006, certain officers and key employees of Superior were awarded 249,000 restricted shares of common stock. The officer awards amounted to 67,000 shares. The award is subject to a service requirement that requires the individual to continuously serve as an employee of Superior from the date of grant through the number of years following the date of grant as set forth in the schedule above. The forfeiture restrictions lapse with respect to a percentage of the aggregate number of restricted shares in accordance with the schedule provided above.
      Superior’s common stock closed at a market price of $28.56 per share on January 20, 2006. The market value of the award was approximately $8.5 million, before the impact of income taxes. Superior is recognizing the expense in connection with the restricted share awards ratably over the five year vesting period. The common shares associated with the awards were issued in March 2006.
      Effective January 1, 2006, Superior adopted SFAS No. 123R. Under this standard, companies are required to account for such equity transactions using an approach in which the fair value of an award is estimated at the date of grant and recognized as an expense over the requisite service period. Compensation expense is adjusted for equity awards that do not vest because service or performance conditions are not satisfied.
      Compensation expense related to the stock incentive plan for the three months ended March 31, 2006, was $435,000.

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Quarterly Financial Information (Unaudited)
      Quarterly financial information for the years ended December 31, 2005 and 2004 is presented below:

	2005(1)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except income per share
	information)
Revenue	$26,025	$29,585	$34,934	$41,189
Cost of revenue	17,380	21,404	24,051	27,423

Gross profit	8,645	8,181	10,883	13,766
Selling, general and administrative expenses	3,281	3,585	4,743	6,200

Operating income	5,364	4,596	6,140	7,566
Interest expense	159	224	169	14
Other (expense) income	10	29	246	(92)
Income tax expense	—	—	10,860	2,966

Net income	$5,215	$4,401	$(4,643)	$4,494

Pro Forma income tax expense (unaudited)	2,262	1,804

Net income adjusted for pro forma income tax expense (unaudited)	$2,953	$2,597

Net income per common share(2)	$0.15	$0.13	$(0.24)	$0.23
Basic	$0.15	$0.13	$(0.24)	$0.23
Diluted
Average Shares Outstanding
Basic	19,377	19,377	19,232	19,377
Diluted	19,377	19,377	19,232	19,377

SUPERIOR WELL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004(1)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except income per share
	information)
Revenue	$15,665	$16,877	$20,738	$22,761
Cost of revenue	11,467	11,765	14,678	16,537

Gross profit	4,198	5,112	6,060	6,224
Selling, general and administrative expenses	2,368	2,299	3,040	3,632

Operating income	1,830	2,813	3,020	2,592
Interest expense	31	72	68	139
Other (expense) income	11	(141)	9	(27)
Income tax expense	—	—	—	—

Net income	$1,810	$2,600	$2,961	$2,426

Pro Forma income tax expense	785	1,128	1,109	1,227

Net income adjusted for pro forma income tax expense (unaudited)	$1,025	$1,472	$1,852	$1,199

Net income per common share(2)
Basic	$0.05	$0.08	$0.10	$0.06
Diluted	$0.05	$0.08	$0.10	$0.06
Average Shares Outstanding
Basic	19,377	19,377	19,377	19,377
Diluted	19,377	19,377	19,377	19,377

(1)	All quarters reflect reclassification of certain repair and vehicle expenses associated with our shop operations, uniform cleaning expenses and maintenance expenses from “Selling, general and administrative expenses” into “Cost of revenue” in order to better segregate the expense items between those more closely related to serving our customers versus those expenses, which in nature are not directly related to servicing customers. The reclassifications had no impact on operating income for any of the periods presented.

(2)	Share and per share data have been retroactively restated to reflect Superior’s holding company restructuring. For the calculations of earnings per share for 2004 and the first and second quarters of 2005, all shares are assumed to have been issued at the beginning of the period resulting in 19,376,667 average shares outstanding.

APPENDIX A
GLOSSARY OF OILFIELD SERVICES TERMS
      Acidizing: The process of pumping solvent into the well as a means of dissolving unwanted material.
      Baffle plates: Plates used to isolate a producing formation in an oil or gas well. These plates are sized in a progressively increasing manner that allows for matching devices that divert fluid flow into specific sections of the well as the well is stimulated from the deepest sections to the shallowest.
      Blenders: The equipment used to prepare the slurries and gels commonly used in stimulation treatments.
      Bore hole: The wellbore itself, including the openhole or uncased portion of the well. Bore hole may refer to the inside diameter of the wellbore wall, the rock face that bounds the drilled hole.
      Casing: Steel pipe placed in an oil or gas well as drilling progresses to prevent the wall of the hole from caving in, to prevent seepage of fluids, and to provide a means of extracting petroleum if the well is productive.
      Centralizers: A mechanical device to position casing concentrically in the wellbore. A centralizer is usually used during cementing operations to provide a constant annular space around the casing, rather than having the casing lying eccentrically against the borehole wall.
      Exploration: The initial phase in petroleum operations that includes generation of a prospect or play or both, and drilling of an exploration well.
      Float shoes: A short length of casing fitted with a check valve. The float collar prevents the cement slurry placed in the annulus to U-tube, or reverse flow back into the casing.
      Formation: A body of rock that is sufficiently distinctive and continuous that it can be mapped.
      Formation packer shoes: Mechanical device used to guide a packer while isolating the cement from the open hole during the cementing process.
      Fracturing: Mechanically inducing a crack or surface of breakage within rock not related to foliation or cleavage in metamorphic rock in order to enhance the permeability of rocks greatly by connecting pores together.
      Fracturing sand (frac sand): A naturally occurring, highly refined form of sand of the highest purity, uniform size and shape and free of physical defect. Frac sand is used to hold fractures open after the fluid used to create the fracture is removed.
      Fracturing stimulation vans (frac vans): A vehicle transporting a high-pressure, high-volume pump used in hydraulic fracturing treatments.
      Guide shoes: The bottom of the casing string, including the cement around it, or the equipment run at the bottom of the casing string.
      Logging: Taking a measurement versus depth or time, or both, of one or more physical quantities in or around a well. The term comes from the word “log” used in the sense of a record or a note. Wireline logs are taken down-hole, transmitted through a wireline to surface and recorded there.
      Perforating: The process of creating holes in the casing or liner to achieve efficient communication between the reservoir and the wellbore.
      Perforating gun: A device used to perforate oil and natural gas wells in preparation for production.
      Plugs: A device used to isolate and clean fluids during cement slurry displacement operations.
      Production: The phase that occurs after successful exploration and development and during which hydrocarbons are drained from an oil or gas field.

A-1

      Proppant: Sized particles, typically sand grains, mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment. Proppant materials are carefully sorted for size and sphericity to provide an efficient conduit for production of fluid from the reservoir to the wellbore.
      Pump trucks: A vehicle transporting a high-pressure, high-volume pump used in hydraulic fracturing treatments. This vehicle can also be used in cement and nitrogen pumping operations.
      Pumper: A mobile high-pressure pumping unit commonly used for cementing or stimulation operations.
      Reservoir: A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.
      Rig: The machine used to drill a wellbore.
      Stimulation: The general process of improving well productivity through fracturing or acidizing operations.
      Technologically Advanced Fluids: A fluid formulated using proven company-developed chemistry. Our advanced fluids are used during stimulation services and exceed the capabilities of normal fluids in overcoming viscosity, fluid-loss, and high temperatures.
      Well servicing: The maintenance work performed on an oil or gas well to improve or maintain the production from a formation already producing. It usually involves repairs to the down-hole pump, rods, tubing, and so forth or removal of sand, paraffin or other debris which is preventing or restricting production of oil or gas.
      Wellbore: See definition of “Bore hole.”
      Wireline: A general term used to describe well-intervention operations conducted using single-strand or multistrand wire or cable for intervention in oil or gas wells.

A-2

SUPERIOR
WELL SERVICES

"Fracing" in Utah Utilizing a Nitrogen Foam Stimulation System

This is typical foam stimulation treatment used to enhance production from a natural gas formation. Sand transports (2 each right side) deliver 100,000 pounds of 20/40 mesh fracturing sand (proppant) to the blender. The blender (1 each center) mixes water, viscosity enhancing agents and foamers with the proppant at rates up to 2500 gpm for delivery to the high pressure pumps. The high pressure pumps with a total capability of 2,400 HHP (2 each lower center) deliver the sand laden fluid to the well head where nitrogen is combined to formulate the final foam treating fluid. Nitrogen pumpers and transports (upper row) deliver 1,500,000 SCF of nitrogen gas at delivery rates up to 50,000 SCFM to create the final foam treating fluid. The final foam fluid enters the well head, travels to the depth of the productive gas interval and creates a fracture within the formation. The foam creates and propagates the fracture through volume and pressure provided from the surface pumping equipment. Once created and allowed to close, the proppant placed with the foam does not allow the fracture to seal completely.

4,800,000 Shares
Common Stock

PROSPECTUS

KeyBanc Capital Markets

A.G. Edwards

RBC Capital Markets

Simmons & Company

INTERNATIONAL

Johnson Rice & Company L.L.C.
                    , 2006

PART II:
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

SEC registration fee	$16,597
NASD filing fee	16,011
Nasdaq listing fee	45,000
Printing costs	250,000
Legal fees and expenses	250,000
Accounting fees and expenses	100,000
Transfer agent and register fees	10,000
Miscellaneous	50,000

Total	$737,608

      All of the above expenses except the SEC registration fee, NASD filing fee and the Nasdaq listing fee are estimates. All of the above expenses will be borne by the Registrant.

Item 14.	Indemnification of Directors and Officers.
      Section 145 of the General Corporation Law of the State of Delaware (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Superior Well Services, Inc. certificate of incorporation and bylaws provide that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of Superior Well Services, Inc. As permitted by the DGCL, the certificate of incorporation provides that directors of Superior Well Services, Inc. shall have no personal liability to Superior Well Services, Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to Superior Well Services, Inc. or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.
      Superior Well Services, Inc. has entered into indemnification agreements with each of its officers and directors.

Item 15.	Recent Sales of Unregistered Securities.
      The following is a description of all securities that the registrant has sold within the past three years without registering the securities under the Securities Act:
      On May 2, 2005, the registrant issued 334 shares of its common stock to David E. Wallace in consideration for $334 and 666 shares of its common stock to Mark A. Snyder in consideration of $666. In so doing, the registrant relied on the provisions of Section 4(2) of the Securities Act in claiming exemption for the offering, sale and delivery of such securities from registration under the Securities Act.
      Immediately prior to the closing of our initial public offering in August 2005, Superior Well Services, Ltd. and Bradford Resources, Ltd. were combined under a holding company structure pursuant to a contribution agreement whereby they became wholly owned subsidiaries of Superior Well Services, Inc. The general and limited partners in Superior Well Services, Ltd. and Bradford Resources, Ltd. an aggregate of 14,323,561 shares of our common stock in exchange for their respective general and limited partner interests. In so doing, the registrant relied on the provisions of Section 4(2) of the Securities Act in claiming exemption for the offering, sale and delivery of such securities from registration under the Securities Act. Superior Well Services, Inc. believes that exemptions other than the foregoing exemption may exist for these transactions.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.
      (b) Financial Statement Schedule.
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE
To the Board of Directors and Stockholders
of Superior Well Services, Inc.
      Our audit of the consolidated financial statements referred to in our report dated March 6, 2006, included in this Registration Statement also included audits of the financial statement schedule listed in Item 16 (b) of this Registration Statement as it relates to the years ended December 31, 2005, 2004 and 2003. In our opinion, this financial statement schedule for the years ended December 31, 2005, 2004 and 2003 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
/s/ SCHNEIDER DOWNS & CO., INC.
Pittsburgh, Pennsylvania
March 6, 2006

Schedule II.
Valuation and Qualifying Accounts

Col. A	Col. B	Col. C	Col. D	Col. E

	Balance at
	Beginning	Additions Charged to		Balance at End
Description	of Period	Costs and Expenses	Deductions	of Period

2003 — Allowance for uncollectible accounts receivable	$—	79,300	79,300	$—
2004 — Allowance for uncollectible accounts receivable	$—	5,300	5,300	$—
2005 — Allowance for uncollectible accounts receivable	$—	144,200	10,200	$134,000

Item 17.	Undertakings.
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indiana, in the Commonwealth of Pennsylvania, on June 7, 2006.

SUPERIOR WELL SERVICES, INC.

By:	/s/ Thomas W. Stoelk

Name: Thomas W. Stoelk

Title:	Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature			Date

* David E. Wallace		Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 7, 2006

/s/ Thomas W. Stoelk Thomas W. Stoelk		Vice President and Chief Financial Officer (Principal Financial Officer)	June 7, 2006

* Fred E. Kistner		Vice President and Controller (Principal Accounting Officer)	June 7, 2006

* Mark A. Snyder		Director	June 7, 2006

* David E. Snyder		Director	June 7, 2006

* Charles C. Neal		Director	June 7, 2006

* John A. Staley, IV		Director	June 7, 2006

* Anthony J. Mendicino		Director	June 7, 2006

*By:	/s/ Mark A. Snyder Mark A. Snyder Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement.
1.2		—	Contribution Agreement dated as of May 3, 2005 by and among Superior Well Services, Inc., the general and limited partners of Superior Well Services, Ltd. and the general and limited partners of Bradford Resources, Ltd. (incorporated herein by reference to Exhibit 1.2 to Superior Well Services, Inc.’s Registration Statement on Form S-1 filed May 6, 2005).
3.1		—	Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
3.2		—	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
4.1		—	Specimen Stock Certificate representing common stock (incorporated herein by reference to Exhibit 4.1 to Superior Well Services, Inc.’s Registration Statement on Form S-1/ A filed June 24, 2005).
4.3		—	Form of Restricted Stock Agreement for Employees without Employment Agreements (incorporated herein by reference to Exhibit 4.1 to Superior Well Services, Inc.’s Registration Statement on Form S-8 filed December 22, 2005).
4.4		—	Form of Restricted Stock Agreement for Executives with Employment Agreements (incorporated herein by reference to Exhibit 4.2 to Superior Well Services, Inc.’s Registration Statement on Form S-8 filed December 22, 2005).
4.5		—	Form of Restricted Stock Agreement for Non-Employee Directors (incorporated herein by reference to Exhibit 4.3 to Superior Well Services, Inc.’s Registration Statement on Form S-8 filed December 22, 2005).
5	.1**	—	Opinion of Vinson & Elkins L.L.P.
10.1		—	Fifth Amended and Restated Promissory Note dated March 31, 2005 (incorporated herein by reference to Exhibit 10.8 to Superior Well Services, Inc.’s Registration Statement on Form S-1/A filed July 15, 2005).
10.2		—	Credit Agreement dated June 3, 2004 by and between Bradford Resources, Ltd. and Citizens Bank of Pennsylvania (incorporated herein by reference to Exhibit 10.9 to Superior Well Services, Inc.’s Registration Statement on Form S-1/ A filed July 15, 2005).
10.3		—	Second Amendment to Credit Agreement dated January 31, 2005 by and between Bradford Resources, Ltd. and Citizens Bank of Pennsylvania (incorporated herein by reference to Exhibit 10.10 to Superior Well Services, Inc.’s Registration Statement on Form S-1/ A filed July 15, 2005).
10.4		—	Second Amended and Restated Stand By Term Loan Note dated January 31, 2005 (incorporated herein by reference to Exhibit 10.11 to Superior Well Services, Inc.’s Registration Statement on Form S-1/ A filed July 15, 2005).
10.5		—	Guaranty and Suretyship Agreement dated June 3, 2005 by Superior Well Services, Ltd. (incorporated herein by reference to Exhibit 10.12 to Superior Well Services, Inc.’s Registration Statement on Form S-1/ A filed July 15, 2005).
10.6		—	Guaranty and Suretyship Agreement dated June 3, 2005 by Allegheny Mineral Corporation (incorporated herein by reference to Exhibit 10.13 to Superior Well Services, Inc.’s Registration Statement on Form S-1/ A filed July 15, 2005).
10.7		—	Guaranty and Suretyship Agreement dated June 3, 2005 by Armstrong Cement & Supply Corporation (incorporated herein by reference to Exhibit 10.14 to Superior Well Services, Inc.’s Registration Statement on Form S-1/ A filed July 15, 2005).

Exhibit
Number		Description

10.8	—	Guaranty and Suretyship Agreement dated June 3, 2005 by Glacial Sand & Gravel Company (incorporated herein by reference to Exhibit 10.15 to Superior Well Services, Inc.’s Registration Statement on Form S-1/ A filed July 15, 2005).
10.9	—	Guaranty and Suretyship Agreement dated August 22, 1997 by Allegheny Mineral Corporation. (incorporated herein by reference to Exhibit 10.16 to Superior Well Services, Inc.’s Registration Statement on Form S-1/ A filed July 15, 2005).
10.10	—	Registration Rights Agreement dated as of July 28, 2005 by and among the Company and the stockholders signatory thereto (incorporated herein by reference to Exhibit 10.1 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
10.11	—	Employment Agreement between David E. Wallace and Superior Well Services, Inc., dated August 3, 2005 (incorporated herein by reference to Exhibit 10.2 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
10.12	—	Employment Agreement between Jacob B. Linaberger and Superior Well Services, Inc., dated August 3, 2005 (incorporated herein by reference to Exhibit 10.3 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
10.13	—	Employment Agreement between Thomas W. Stoelk and Superior Well Services, Inc., effective as of June 1, 2005 (incorporated herein by reference to Exhibit 10.4 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
10.14	—	Employment Agreement between Rhys R. Reese and Superior Well Services, Inc., dated August 3, 2005 (incorporated herein by reference to Exhibit 10.5 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
10.15	—	Employment Agreement between Fred E. Kistner and Superior Well Services, Inc., dated August 3, 2005 (incorporated herein by reference to Exhibit 10.6 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
10.16	—	Indemnification Agreement between David E. Wallace and Superior Well Services, Inc., dated August 3, 2005 (incorporated herein by reference to Exhibit 10.7 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
10.17	—	Indemnification Agreement between Jacob B. Linaberger and Superior Well Services, Inc., dated August 3, 2005 (incorporated herein by reference to Exhibit 10.8 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
10.18	—	Indemnification Agreement between Thomas W. Stoelk and Superior Well Services, Inc., dated August 3, 2005 (incorporated herein by reference to Exhibit 10.9 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
10.19	—	Indemnification Agreement between Rhys R. Reese and Superior Well Services, Inc., dated August 3, 2005 (incorporated herein by reference to Exhibit 10.10 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
10.20	—	Indemnification Agreement between Fred E. Kistner and Superior Well Services, Inc., dated August 3, 2005 (incorporated herein by reference to Exhibit 10.11 to Superior Well Services, Inc.’s Current Report on Form 8-K filed August 3, 2005).
10.21	—	Indemnification Agreement between Mark A. Snyder and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.12 to Form 8-K filed on August 3, 2005).
10.22	—	Indemnification Agreement between David E. Snyder and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.13 to Form 8-K filed on August 3, 2005).
10.23	—	Indemnification Agreement between Charles C. Neal and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.14 to Form 8-K filed on August 3, 2005).

Exhibit
Number			Description

10.24		—	Indemnification Agreement between John A. Staley and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.15 to Form 8-K filed on August 3, 2005).
10.25		—	2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Superior Well Services, Inc.’s Quarterly Report on Form 10-Q filed September 1, 2005).
10.26		—	Indemnification Agreement between Anthony J. Mendicino and Superior Well Services, Inc. dated August 30, 2005 (incorporated herein by reference to Exhibit 10.16 to Superior Well Services, Inc.’s Quarterly Report on Form 10-Q filed September 1, 2005).
10.27		—	Credit Agreement, dated as of October 18, 2005, among Superior Well Services, Inc., Superior Well Services, Ltd, and Bradford Resources, Ltd. and Citizens Bank of Pennsylvania (incorporated herein by reference to Exhibit 10.1 to Superior Well Services, Inc.’s Current Report on Form 8-K filed October 24, 2005).
21.1		—	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to Superior Well Services, Inc.’s Annual Report on Form 10-K filed March 7, 2006).
23	.1*	—	Consent of Schneider Downs & Co., Inc.
23	.2**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1).
24	.1**	—	Power of Attorney.

*	Filed herewith.

**	Previously filed.